1/24


05005416

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Compass Group PLC

*CURRENT ADDRESS

PROCESSED
JAN 27 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5716 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 1/27/05

Compass Group PLC
Annual Report 2004

82-5161

9-30-04
AR/S


COMPASS
GROUP

great people
great service
great results

Our Company — Compass Group is the world's leading foodservice company. Our 400,000 employees specialise in providing food, vending and related services on our clients' premises in over 90 countries and we generate annual revenues of £12 billion.



Contents

Our Business — We pride ourselves on developing and delivering original food and service solutions whether in the workplace, schools and colleges, hospitals, at leisure, on the move or in remote and even sometimes hostile environments. We are passionate about what we do and are dedicated to providing our clients with the highest quality service.

We aspire to be a truly great company and to set the benchmark against which other companies will be judged.





great people
great service
great results



How we work — contracts with our clients are usually based around one of four models:

Management fee — all of the operating costs are paid by the foodservice contractor and recharged to the client along with an agreed fee. This type of arrangement is most often used where the client is subsidising the foodservice offer.

Fixed cost — the client pays an agreed cost for a specified range of services. The cost may be varied – for example if the number of customers changes considerably.

Profit and loss — the foodservice contractor has control over the offer and pricing. This usually occurs where there is little or no subsidy from the client and the service is paid for by the customer.

Concession — the foodservice contractor pays an agreed percentage of turnover for the right to trade at the clients' premises. This type of arrangement is widely used in the travel and leisure markets.

Where we work — we operate in strong and growing marketplaces with a global footprint that leaves us ideally placed to respond to the growing trend towards outsourcing being adopted by a wide range of organisations.

We are unique in having a sector-focused approach to developing specialised solutions to clients' foodservice needs. We have a portfolio of companies that operate in specific market sectors, bringing with them the benefits of unrivalled experience, tailored solutions, focus, consistency and specialist employee skills. Through a series of international networks we transfer best practice, share ideas and create new offers.

Healthcare and Seniors — The healthcare foodservice market is one of the most demanding and sophisticated in which we operate. Professionalism, the highest standards of food safety and hygiene and a detailed understanding of the nutritional needs of those we care for have enabled us to become the world leader in this market through Medirest and Morrison. As a result of our unique understanding of the demands of the healthcare sector our clients are now asking us to take on a broader range of specialist services through Morrison's sister company Crothall.


MEDIREST
MORRISON
Crothall


Caffè RITAZZA
upperCrust
Harry Ramsden's
BURGER KING
Pizza Hut


Krispy Kreme
sbarro

Owned and Franchised Brands — Being able to provide multi-product solutions for our clients through the development of a unique portfolio of international, local and bespoke foodservice brands is a cornerstone of our strategy. In each of the key product categories such as coffee, bakery or burgers our approach has been to develop our own international brands, – Caffè Ritazza or Upper Crust for example – or where a successful brand is already established, such as Burger King, acquire exclusive franchise rights for the sectors we operate in. Our strong culinary heritage means we are able to develop brands that offer customers consistency, quality and value and which improve returns on foodservice.

Defence, Offshore and Remote Site — ESS is the world's largest provider of integrated support services to the defence, offshore and remote site sectors in over fifty countries, often in difficult and hostile conditions. The full spectrum of services offered ranges from the design and build of camp structures to operational support in catering, housekeeping, technical services and logistics. ESS has established best in class partnerships with a number of complementary businesses in order to offer clients a full turnkey service.


ESS
Support Services Worldwide

amigo

SIMPLY
FOOD

Our clients are recognising the employee benefits of having a convenience store located on their premises, our brand amigo offers busy people quality convenience shopping that is fast, friendly and tempting. We are also the only franchisee of Marks & Spencer Simply Food.


amigo
Lekker

Our heritage — Our origins can be traced back to 1941 when Factory Canteens Limited was founded to feed munitions workers who were promised one hot meal a day by the war-time British government. Grand Metropolitan grew the business over the next four decades, and re-branded it Compass Services in 1984, selling it to its management in 1987. In 1988 the company was listed on the London Stock Exchange.

Since then we have pursued a wholly client-driven strategy – using sector focused businesses and innovative foodservice branding – to expand our business through a combination of organic growth and acquisitions.

What we do — We are specialists who help clients to establish a foodservice offer or outsource an existing operation. Our global resources, allied to our local expertise and understanding of differing cultures and market sectors, enable us to develop tailor-made solutions for our clients.

Working in close partnership with our clients, usually based in their premises and utilising their equipment and facilities, we are able to keep capital investment to a minimum.

We operate in seven clearly defined market sectors through distinct, client-facing operating companies.

Business and Industry — Providing quality food for employees is an essential part of keeping them happy and motivated. Eurest is the world leader in providing innovative and high quality food and service management to customers at their place of work.


Eurest

Fine Dining — Food is at the heart of what we do, often working with world renowned chefs such as Albert Roux and Wolfgang Puck to provide clients with the finest possible executive dining facilities for boardrooms, hospitality suites and for major social events.

Restaurant Associates


Flik
Roux

Education — At a time when there is a growing recognition of the need to promote the importance of nutrition and healthier eating amongst young people, we are constantly striving to find new ways to ensure that we are playing our part in nourishing tomorrow's healthy people. Scolarest and Chartwells are the most highly regarded operators in this sector.


Chartwells
Scolarest

Travel and Leisure — Select Service Partner (SSP), our specialist international retail concessions company, provides high quality food and beverage services at travel locations, utilising our exceptional portfolio of local and international foodservice brands that we either own or franchise. SSP also operates Moto, the UK's leading motorway service area (MSA) operator, and 93 sites in continental Europe. All Leisure, Levy Restaurants and a number of other specialist companies provide superior quality catering for prestige sporting, cultural and leisure venues.


SSP · creating a better experience

All Leisure


moto
Levy Restaurants


railgourmet

Vending — Vending is an integral part of the food and beverage operation for most modern organisations. Through Canteen Vending and Selecta we are the biggest route vending company in the world, providing high quality and innovative services to clients across the USA and Europe.


selecta
CANTEEN

Group Overview — Our aim is to provide our clients and customers with food and service delivery solutions that are simply second to none.

Our vision defines what we want to be renowned for and recognises that people are at the heart of our success:

The commitment of our people to deliver an outstanding service that exceeds our clients' and customers' expectations and in turn builds our reputation enhances the company's performance. Simply stated:

great people
great service
great results



Our values are a shared set of principles that our people understand and that define what we have to do to achieve our vision:

Passion for Quality — We are passionate about delivering superior quality food and service that is tailored to meet the needs of our clients and customers.

Win Through Teamwork — Success is built on teams who support each other and the company and through developing lasting relationships with our stakeholders and the communities in which we live and work.

'Can-do' — In the diverse environments in which we operate it is the 'can-do' attitude of our teams that makes the right things happen at the right time.

Embrace Diversity — We recognise, value and respond to the differences that make each of our clients, customers and employees unique and understand that there are many different ways to achieve success.

Share Success — We know that success breeds success, so we recognise, reward and celebrate great performance.





Our strategy underpins our vision with five key areas of focus where we are committed to excelling and outperforming our competitors:

Client and Customer Satisfaction — How a service is delivered is just as important as what is delivered. We improve the way we work by listening to our clients and customers. We judge our success by measuring their satisfaction.

Preferred Employer — Our long-term success depends on people wanting to develop their careers with us. We believe that our commitment to provide real opportunities will enable us to attract, develop and retain the best people. Our employee survey gives us direct feedback on how well we achieve this and what we need to do to improve.

Operational Excellence — Our reputation for quality hinges on ensuring that the systems, processes, equipment, and standards we adopt are fit for purpose. Contract retention is a key performance indicator.

Market Leadership — We strive to anticipate and meet the needs of our clients and customers through original product and service development and the creation and deployment of a unique portfolio of operating companies and foodservice brands.

Financial Performance — Through a focus on strong cash generation we aim to deliver sustainable earnings per share growth and a superior return on capital employed in order to maximise returns for our shareholders.





Core markets
Developing markets

Market overview

The global foodservice market represents a significant opportunity. With an approximate value of £250 billion, only 35% or £88 billion is outsourced to specialist operators. The maturity of the market and the business mix varies considerably across the globe with enormous potential in developing markets in Asia Pacific, particularly China. We have approximately a 5% share of the global market and collectively the world's five largest foodservice companies have a little over 12%, highlighting the enormous potential the foodservice sector offers.

Historically, the market has grown by between 2 and 4% a year and looking to the medium term we expect this level of growth to continue.

The global trend to outsourcing foodservice has seen the proportion of the total market that is operated by commercial companies like ourselves grow by 6-10% a year.

Market trends

The trend by organisations to outsource their foodservice requirements is continuing as clients increasingly seek to reduce their level of subsidy. National and international organisations are increasingly looking for one provider to meet all their needs. Competition within the industry is polarised. Barriers to entry at a local level are low, it is relatively easy to open and run a small number of contracts. Barriers are much higher when moving to a large-scale operation however. As a result the market is characterised by a large number of small operators at one end, very little in the mid market, and a few large-scale global operators at the other end.

At the same time, consumers are becoming more discerning seeking value for money and quality, and are inclined towards informal eating where product range and choice are important. Branded offerings such as Upper Crust and Caffè Ritazza have an important role to play in meeting these requirements.

Global foodservice market
Total market £250 billion



£ billion
100
50
0
1
2
3
4

% of contract catering market outsourced

1	North America	51%
2	Europe	28%
3	Latin America and other	18%
4	Asia Pacific and Australia	30%

Concession
Vending
Contract % shown

Increasing market share
Global market £250 billion



Compass	5%
Major competitors	7%
Others (inc. self operated)	88%







Chairman's Statement — This has been a challenging year. We met our like for like turnover growth, new business and contract retention targets. But a number of trading issues allied to little improvement in the macro-economic backdrop had an impact on performance.

Like for like turnover growth for the year was 7% driven by record levels of new business, £1.2 billion, and a contract retention rate of 95%. The continuing trend towards outsourcing in the Healthcare and Education sectors was a key driver of growth. The on-going high level of military and peace keeping activity across the globe, particularly in the Middle East, generated incremental turnover in the Defence, Offshore and Remote Site sector.

Given the strong new business and like for like turnover growth performance, operating profit and free cash flow were disappointing. A number of factors, principally in the UK, allied to poor summer trading in parts of Continental Europe, resulted in total operating profits for the year of £775 million compared with £797 million in 2003.

An excellent performance in the North American division where major contract gains included Anschutz Entertainment Group (AEG), Newark & Richmond Public Schools, Johnson City Medical Centre and the 2005 US Open Golf Championship resulted in like for like turnover growth of 7% and total operating profit of £190 million up 22% on a constant currency basis.

Turnover in the UK grew by 5% despite tough operating conditions. Contract highlights included the renewal of the Eurostar and Royal Mail contracts, Arena Coventry, East Kent Hospitals NHS Trust, London Stock Exchange and London Zoo. The reallocation of defence business and an improvement in the alignment of purchasing income and overheads between the UK and Continental Europe and rest of the world divisions contributed to the decline in UK total operating profit to £295 million.

In the Continental Europe and rest of the world division, Spain, Portugal, Australia and Japan all turned in strong performances with continuing weaknesses in the economies of Scandinavia, France and the Netherlands. Like for like turnover growth was 6%.

Total operating profit of £290 million benefited from the reallocation of defence business and purchasing income and overheads previously reported in the UK division.

Significant contract gains included SNCF and Areva in France; Nissan and Sony in Japan; Vinci Construction Grand Projects in Chile; the Norwegian Parliament Complex and our first contract in Iceland with Bechtel.

Free cash flow was affected by two developments in the business which required additional working capital. First, the rapid growth in the Defence, Offshore and Remote Site sector, where we are now global market leader, and a change to the payment profile in respect of a number of suppliers. Consequently, free cash flow was down 41% to £246 million.

The whole business is focused on driving organic growth, free cash flow and return on capital employed. The outlook is very encouraging and we are confident that like for like turnover growth in 2005 will be at least 6%.

Shareholder returns — The recommended final dividend is 6.2 pence per share resulting in a total dividend for the year of 9.3 pence per share, an increase of 11%. We are confident in our ability to generate strong free cash flow going forward.

Management — During the year we have made a number of changes to the Group Board. Denis Cassidy, who has been a non-executive director since 1994 will retire from the board in February 2005. I would like to thank Denis for the marvellous contribution he has made to Compass over the past decade. Steve Lucas, Group Finance Director of National Grid Transco PLC, was appointed a non-executive director of the Group in July 2004 and I am delighted to welcome him to the Group Board.

In January 2004, we announced the creation of a new international concessions division, Select Service Partner (SSP), in order to improve the efficiency and effectiveness of our existing concessions operation and to ensure the on-going development of the Group's brand portfolio. Andrew Lynch, who has been Group Finance Director since 1997, was appointed as Chief Executive of the newly created division. He remains a member of the Group Board and Executive Committee.

Andrew Martin replaced Andrew Lynch as Group Finance Director in March 2004, joining Compass from First Choice Holidays PLC, where he was Group Finance Director. Prior to that Andrew spent six years with Forte and Granada Group in a number of senior financial management positions.

Brands — Our brand portfolio continues to be one of our key differentiators. The unique combination of international, local and bespoke brands that we have developed over the last decade is a genuine competitive advantage. I am particularly pleased with the on-going development of Caffè Ritazza and Upper Crust both of which are leaders in the critically important coffee and bakery categories and compete on equal terms with their high street competitors. We are not only leveraging the strength of our brand portfolio in the concessions sector but clients in the contract environment are also recognising the added value of a branded offer. During the year, Caffè Ritazza has been installed in business and industry operations including our first Caffè Ritazza in Japan at Nissan's Atsugi office.



Outlook — High levels of contract retention and new business gains have been the cornerstone of our growth and both are set to continue at record levels. We have already secured 80% of the turnover needed to deliver at least 6% like for like turnover growth in 2005. Our future sales pipeline is also very encouraging.

The business is focused on driving turnover growth, profit improvement, cash generation and improving our return on capital employed. The investment we have made in developing our purchasing infrastructure outside the UK will continue to improve our operating margin.

We have a market leading position in all the major world economies, a strong management team and a strategy for delivering shareholder value.

Sir Francis Mackay
Chairman

Turnover by sector
Group



Business & Industry	36%
Defence Offshore & Remote Site	8%
Healthcare	12%
Education	11%
Vending	9%
Concessions	24%

Turnover by sector
UK



Sector	%
Business & Industry	38%
Defence Offshore & Remote Site	5%
Healthcare	6%
Education	9%
Vending	2%
Concessions	40%

Turnover by sector
North America



Business & Industry	29%
Defence Offshore & Remote Site	1%
Healthcare	20%
Education	19%
Vending	14%
Concessions	17%

Turnover by sector
Continental Europe & the rest of the world



Sector	%
Business & Industry	41%
Defence Offshore & Remote Site	14%
Healthcare	11%
Education	6%
Vending	8%
Concessions	20%

Based on 2004 reported turnover excluding fuel.





Chief Executive's Review — Our main focus is to return to strong profit and free cash flow growth. We are also putting a renewed emphasis on how we use capital to drive faster growth in return on capital employed.

One of the things I learnt early in my career was the importance of everyone in an organisation sharing the same vision and a common set of values; and of the clear link between employee attitude, client and customer satisfaction and revenue growth. The commitment and dedication of our people has been a key factor in driving like for like turnover growth and contract retention this year. Despite the commercial and operational difficulties we have faced there is a great deal to be proud of, as you will see in our Review of Operations. I wanted, though, to highlight just some of the achievements that illustrate how the strength of our business model and the contribution of our people leaves us well placed to deliver on our objectives.

7% growth in like for like turnover has been achieved through securing £1.2 billion of new business during the year and the maintenance of an industry leading contract retention rate of 95%. The emphasis we have placed in recent years on both our sector focused sales and account management and retention teams underpins this performance.

We continue to invest in our purchasing model, particularly in Europe, in order to consolidate and leverage our purchasing spend to drive increased volumes and spend to give us better commercial terms. We also source back down the supply chain to procure from growers, producers and manufacturers rather than rely on catering wholesalers, re-engineer product specifications in support of our wellness and nutrition objectives and establish a robust logistics platform. We are adopting a similar strategy in North America and are focusing on rationalising product usage in high volume categories in our core sectors without any loss of product quality or consistency.

North America — I am particularly pleased with the performance of the North American division this year. Like for like turnover growth of 7% was as a result of a record level of new business, with strong growth in Education and Healthcare of 7% and 9% respectively, Business and Industry growing by 5% and Vending by 3%. This resulted in our operating margin improving by 40 basis points and profits increasing to £190 million.

New contract highlights included Bank of America, the Medical Center of Central Georgia and the Newark and Richmond Public Schools Systems.

Levy Restaurants continues to lead the market in offering fine dining at sports, leisure and entertainment venues. This year, working with Wolfgang Puck Catering and Events, Levy secured a ten-year contract with Anschutz Entertainment Group for their entertainment properties worldwide.

Continental Europe and rest of the world
Strong performances from Australia, China, Greece, Chile and United Arab Emirates contributed to like for like turnover growth of 6%, despite difficult operating conditions in France, Germany, Italy and the Netherlands. Operating margin improved by 60 basis points. Japan continued to make significant progress during the year, achieving an operating margin of 3%.

We also signed a historic joint venture agreement with the Shanghai Railway Administration to provide station and on-board services on high-speed trains operating between Shanghai and Beijing.

ESS Support Services Worldwide, which operates in the Defence, Offshore and Remote Site sector, had an excellent year. The Preferred Supplier Agreement (PSA) signed with Chevron Texaco in 2002 saw new contracts being mobilised in Escravos and Lekki in Nigeria and in Malongo in Angola, underlining the strength of our integrated support services capability.

Increased levels of military and peace-keeping activity, particularly in the Middle East, also contributed to ESS's performance. We have an enviable track record in supporting the UN around the world and during 2004 we won contracts in Liberia, Eritrea and Burundi and now look after over 30,000 'blue helmet' peace-keepers.

UK — An excellent performance in the Sports and Leisure sector and good performances in the Business and Industry and Healthcare sectors resulted in like for like turnover growth of 5%. The underlying strength of the UK business, allied to the continuing trends towards outsourcing in the Healthcare sector gives me confidence in our ability to maintain our operating margin.

The opening of a further eight Marks & Spencer Simply Food outlets on railway stations contributed to a strong performance in the Travel Concession sector. Moto, our UK motorway service area brand, announced plans to open six Marks & Spencer Simply Food outlets over the next eighteen months in addition to the three already opened.

Wellness and nutrition — There is now considerably more focus than ever before on what we eat. As a global foodservice company we have an enormous influence on what our 20 million customers a day choose to eat and drink. We have always been at the forefront of developing innovative and high quality nutritious offers that meet our customers' lifestyle choices. We don't have a formal policy but a set of guiding principles so that we can respond flexibly to the differing needs of our clients and customers. This is not a slick marketing response to these issues but a philosophical approach to wellness that reflects our chef-led culture and passion for good food.

We are committed to:

- providing a wide variety and choice of safe, high quality, wholesome and enjoyable offers that enable our customers to eat healthily
- giving our customers access to information to help them choose the right thing to eat for their chosen lifestyle and improving our employees' understanding so that they can better advise customers on their choice



Focus
Organic growth, free cash flow generation, improved return on capital employed.

Leverage
Rollout of our purchasing model to drive margin.

People
Commitment to employee development, leading to better service and improved results.

Client and Customer
Contract retention, improved participation, repeat purchase and spend.

Wellness and Nutrition
Playing our part in encouraging healthier eating and an active lifestyle.

Good into Great
Never settling for the status quo, constantly striving for improvement.

- using fresh products that reflect seasonality and which wherever possible are from sustainable sources
- working with suppliers and manufacturers to ensure that the ingredients we use and products we serve meet our objectives
- working with other parts of the food chain, our clients and national governments to promote the benefits of healthy eating and an active lifestyle

Throughout the Review of Operations are examples of how these principles are being applied across the different markets in which we operate.

Investing in Our People — Our future success will depend on attracting, developing and retaining the very best people. Putting our people at the heart of our business strategy is a key area of focus for me and my team. During 2003 we completed a programme to ensure that everyone understood, shared and lived our values.

Over the last eighteen months we have conducted one of the world's largest ever confidential and anonymous employee surveys to help us understand how well we are living these values and what else we need to do to increase employee satisfaction, reduce labour turnover and achieve our goal of being a preferred employer. The responses we received reflect the views of 88% of our people across 53 countries in 23 languages. Overall 72% feel proud to work for Compass. They also believe that we have created a unique culture through which we live our values.

This is very encouraging. Our labour turnover is already one of the lowest in the industry, but we are not complacent, there is more to do if we are to achieve our goal of being a preferred employer. Making sure that good people have real opportunities to develop their careers with us is key to retaining them, increasing job satisfaction and reducing labour turnover. In March 2004 we launched our employment brand, 'Great people, real opportunities', not only to attract the best people in the foodservice and hospitality industries but also to provide a focus for our existing employees.

The important role that our people play in delivering our business strategy was recognised when we were awarded three awards at the HR Excellence Awards, including the overall HR Contribution to Business Strategy and a Personnel Today award for Global HR Strategy.

Pursuing Client and Customer Satisfaction
Whilst I am delighted that our people believe that we are living our values it is also critical to our success that our clients see the benefits. During 2005 we will be carrying out research amongst our clients to understand how well we are meeting their needs and what else we need to do to retain their business. Our contract retention rate is already 95% but we are constantly seeking ways to increase client satisfaction to further improve on our performance. We will also be measuring customer satisfaction to better understand how we can drive repeat purchases, increase spend and improve participation rates.

Looking to the future — I am confident in the robustness of our business model and our ability to drive organic growth, free cash flow generation and improve return on capital employed.

Despite the challenges we have faced this year, I am confident that, with our committed and motivated workforce, we will deliver our objectives for 2005 and beyond.

Michael Bailey
Chief Executive





Financial Review — 2004 was a challenging year for the Group with a number of trading issues which had an impact on performance. The Group is now increasing its focus on the delivery of strong turnover, profit and free cash flow growth. As market leader in a fragmented market place, the Group is well placed to benefit from its strong presence in the key geographies, where there remain significant opportunities.

The immediate priority is to concentrate on maximising organic growth with an emphasis on the delivery of sustainable improvements in return on capital employed and free cash flow. Actions have been put in place to address those issues that affected 2004's performance and the Group remains confident of meeting its objectives in 2005.

The Group's reported financial highlights for the year ended 30 September 2004 are set out below.

	2004	2003	Increase/ (decrease)
Turnover	£11,772m	£11,286m	4%
Total operating profit			
– reported	£500m	£521m	(4)%
– before goodwill amortisation	£775m	£797m	(3)%
Profit before tax			
– reported	£370m	£358m	3%
– before goodwill amortisation and exceptional items	£645m	£661m	(2)%
Basic earnings per share			
– reported	8.3p	8.3p	–
– before goodwill amortisation and exceptional items	21.1p	20.8p	1%
– underlying at constant currency	21.1p	19.5p	8%
Free cash flow	£246m	£415m	(41)%
Return on capital employed	7.0%	7.0%	–

The five-year track record in reported turnover, total operating profit, free cash flow and basic earnings per share is shown at the top of page 11.

On 13 April 2004, the Group disposed of its 12.7% shareholding in Yoshinoya D&C, part of the Japanese business, for £61 million. During 2003, the Group also disposed of its Little Chef and Travelodge businesses. Both of these have been presented as discontinued activities. There were no exceptional items in 2004. Excluding these discontinued activities, goodwill amortisation and 2003's exceptional items, the financial highlights from continuing activities are set out below.

	2004	2003	Increase/ (decrease)
Turnover	£11,772m	£11,206m	5%
Total operating profit	£773m	£769m	1%
Profit before tax	£644m	£644m	–
Basic earnings per share	21.1p	20.3p	4%
Free cash flow	£245m	£403m	(39)%

Note: The above table excludes discontinued activities, goodwill amortisation and 2003's exceptional items.

Movements in the profit and loss account translation rates for the Group's principal currencies, against which the Group seeks to ensure it is economically protected, had a net adverse effect on the presentation of 2004's results with the primary cause being the US dollar average exchange rate moving from 1.60 for 2003 to 1.79 for 2004.

Turnover — The main factors that affected the year on year change in turnover from continuing activities are summarised below.

	%
Like for like growth – excluding fuel	7
Contribution from acquisitions	2
Movements in translation rates	(4)
Total – continuing activities	5

Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements, and compares the results against 2003.

Like for like turnover growth was achieved as a result of new contract gains of 12% offset by contract losses of 5% and marginally positive throughput.

Throughput represents the movement in turnover in the existing estate, influenced by headcount changes, participation rates and average spend per head. Throughput varies by sector with Education and Healthcare, which are much less affected by the economic cycle, achieving positive throughput of 3% and 2% respectively in 2004. Business and Industry had negative throughput of 1% with Vending at negative 2%. Throughput in the Defence, Offshore and Remote Site sector was marginally negative.

In addition to securing record levels of new business, the Group has remained focused on client retention, which remained strong at 95%. This was achieved as a result of continued investing in people in client account management and contract retention teams.

The strong performance in like for like turnover was driven by new business wins across all sectors, with a continued trend to outsourcing in Healthcare and Education and the continuing high level of military and peace-keeping activity around the globe, mainly in the Middle East, generating incremental turnover in the Defence, Offshore and Remote Site sector. This incremental turnover added approximately one percentage point to like for like turnover growth.

The table below sets out the like for like growth by sector for each geographic division and the Group total.

	UK %	CE & ROW %	North America %	Total %
Business and Industry	5	2	5	3
Defence, Offshore & Remote Site	5	45	(10)	35
Education	(1)	4	7	5
Healthcare	4	6	9	7
Contract	4	9	7	7
Vending	0	0	3	2
Contract and Vending	4	8	6	7
Concessions	9	0	15	6
Total	5	6	7	7

Total operating profit — Growth in total operating profit before goodwill amortisation from continuing activities of 1% has been held back by movements in translation rates (3%) and by three issues in the UK (see below) together with tougher trading conditions over the summer in Continental Europe, particularly in France and the Netherlands. At the end of the 2004 financial year, the Group decided to make a change in the way it deals with certain costs for example, in North America, against the background of rising medical costs, the Group has increased the rate at which it accrues for workers' compensation costs. This did not adversely affect 2004's cash flow, it did however impact total operating profit by approximately £20 million.

Profit before tax — Discontinued activities contributed £1 million to profit before tax and goodwill amortisation in 2004 (2003: £17 million). Profit before tax and goodwill amortisation from continuing activities for 2004 was £644 million (2003: £644 million).



Andrew Martin
Group Finance Director

2004 Sector analysis of turnover excluding fuel



Business & Industry	36%
Defence Offshore & Remote Site	8%
Healthcare	12%
Education	11%
Vending	9%
Concessions	24%

2004 Geographical analysis of turnover excluding fuel



Region	%	Region	%
North America	31%	Italy	3%
UK	23%	Australia	2%
France	9%	Switzerland	2%
Japan	4%	The Netherlands	2%
Germany	4%	Other Europe	9%
Spain	3%	Rest of the world	8%

Basic earnings per share — Restating 2003's results at 2004's average translation rates shows an underlying increase at constant exchange rates in basic earnings per share before goodwill amortisation and exceptional items of 8%.

Free cash flow — Free cash flow for 2004 was adversely affected by two developments in the business. The rapid growth in Defence, Offshore and Remote Site business has required additional working capital to ensure the smooth operation of new contracts, particularly against the background of increasing logistical challenges. Secondly, there has been a change in the payment profile for a number of suppliers resulting in a decrease in trade creditor days for the Group of 58 days at 30 September 2004 compared to 70 days at 30 September 2003.

Free cash flow for 2004 did, however, benefit from a one-off receipt of £104 million in respect of the monetisation of certain 'in the money' interest rate swaps. Interest payments will be higher by approximately £20 million per annum for the next five years as a result of this monetisation. The overall interest hedging position for the Group is unaffected by this transaction, as will be the interest charge in the profit and loss account going forward.

2004's free cash flow also includes a one-off payment of £32 million in late September cancelling an "out of the money" call option over shares in the company that was originally set up as a hedge against share option requirements. This payment is included in provisions spend and had been provided for at the time of its cancellation.

Free cash flow for 2004 included £1 million of dividends received from Yoshinoya D&C (2003: £2 million). Free cash flow for 2003 also included £23 million absorbed by Little Chef and Travelodge up to their dates of disposal and benefited from an exceptional tax receipt of £33 million. Excluding these items, free cash flow from continuing activities for 2004 was £245 million (2003: £403 million).

Return on capital employed — Return on capital employed on a reported basis was 7.0% (2003: 7.0%) based on total operating profit before goodwill amortisation and excluding the Group's minority partners' share of total operating profit, net of tax, and an average capital employed for the year of £7,894 million. Including the Group's minority partners' share of total operating profit, net of tax, return on capital employed for 2004 was 7.5% (2003: 7.4%).

Average capital employed has been calculated by adding back net debt, goodwill written off to reserves and goodwill amortised through the profit and loss account. The capital employed in the business as at 30 September 2004 and 2003 is detailed in the table below.

	2004 £m	2003 £m
Net assets	2,482	2,579
Net debt	2,373	2,308
Goodwill written off to reserves	2,132	2,132
Goodwill amortised through the profit and loss account	1,021	760
Capital employed	8,008	7,779

The weighted average cost of capital for the Group was approximately 7.8%, assuming a risk free rate of return of 4.75%, an equity risk premium of 4.50% and a Beta of 1.1.

Divisional performance

	2004	2003	Reported increase %	Constant currency increase %	Like for like increase %
Turnover (£m)					
United Kingdom (continuing activities)	2,567	2,514	2	2	5
Continental Europe & rest of the world	5,192	4,634	12	13	6
North America	3,517	3,562	(1)	9	7
Total – continuing activities	11,276	10,710	5	9	7
Fuel	496	496			
	11,772	11,206			
Discontinued activities (UK)	–	80			
Total	11,772	11,286			

	2004	2003	Reported increase %	Constant currency increase %
Total operating profit (£m)				
Subsidiary undertakings				
United Kingdom (continuing activities)	294	360	(18)	(16)
Continental Europe & rest of the world	287	229	25	29
North America	190	177	7	22
	771	766	1	4
Associates (continuing activities)	2	3	(33)	(33)
Total – continuing activities	773	769	1	4
Discontinued activities				
subsidiaries (UK)	–	16		
associates (CE & ROW)	2	12		
Total	775	797		
Operating margin (%)				
United Kingdom (continuing activities)	11.1	13.9		
Continental Europe & rest of the world	5.5	4.9		
North America	5.4	5.0		
Total – continuing activities	6.8	7.1		

Total operating profit is before goodwill amortisation of £275 million (2003: £276 million). Fuel turnover comprises £466 million in the UK and £30 million in Continental Europe and the rest of the world (2003: £466 million and £30 million respectively). Profit from subsidiary undertakings includes £8 million in the UK and £nil in Continental Europe and the rest of the world from fuel (2003: £10 million and £nil respectively). Operating margin is based on turnover and total *operating profit before goodwill amortisation excluding fuel.*

The geographical and sector analyses of turnover, excluding fuel, for 2004 are shown in the charts above.

During 2004, significant growth in the Group's Defence, Offshore and Remote Site business, and the consequent expansion of local operations, has led to the creation of an infrastructure and management team within the Continental Europe and rest of the world division. Accordingly, that part of this activity previously reported in the UK division, now managed outside of the UK, is now reported within the Continental Europe and rest of the world division. In 2003, the turnover of these contracts was £110 million and they generated an operating profit of £25 million. With the exception of that part of the defence business that involves feeding military personnel based in the UK at any point in time, all other defence business outside of North America is now reflected in the Continental Europe and rest of the world division. This change, whilst

Goodwill amortisation and exceptional items are excluded from these graphs.

having no overall effect on the Group operating margin, has contributed to the decrease in the UK operating margin and the increase in the Continental Europe and rest of the world margin.

UK – The UK grew its turnover on a like for like basis by 5%. In calculating like for like growth, 2003's turnover has been reduced by the £110 million referred to above which is now reported in the Continental Europe and rest of the world division.

Contract and Vending turnover growth was 4% and Concessions growth was 9%. There was a particularly strong performance in the Sports and Leisure (Concessions) business and good performances in the Business and Industry and Healthcare sectors.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities decreased from £360 million to £294 million.

Three trading related issues have held the UK profit back. One of the UK's principal distributors experienced financial difficulties and their business has been successfully transferred to an alternative major distributor but at a higher cost than previously charged. Secondly, a number of Local Education Authority contracts awarded over the past two years are failing to achieve the margin anticipated due to increased labour costs, lower than expected throughput and client pressure on school meal budgets. The third issue relates to the important in-store restaurant market, where the Group has won a number of significant contracts in 2004 but where initial start up costs are being incurred and expensed in accordance with the Urgent Issues Task Force Abstract 24 – Accounting For Start Up Costs. These contracts are being mobilised over the next three years and, as previously announced, further start up costs will be incurred over this period.

In terms of segmental reporting, following the creation of a local infrastructure in the Defence, Offshore and Remote Site business as noted above, part of the activity previously reported in the UK division is now reported within the Continental Europe and rest of the world division. This has contributed to the decline in the UK's total operating profit. In addition, a thorough review of 2004's purchasing income and overhead allocation has led to a better allocation between divisions. The impact of this is to reduce the UK's total operating profit by £18 million and to increase that of Continental Europe and the rest of the world by £13 million and North America by £5 million.

Finally, as mentioned above, in closing the results for 2004 it was decided to make a change in the way the Group deals with certain costs, the effect of which is £12 million on the UK's total operating profit.

Profit on the disposal of fixed assets and businesses contributed £18 million in 2004 to the UK's total operating profit (2003: £5 million). Going forward, the Group expects to be able to maintain its underlying UK margin.

Continental Europe and rest of the world
In calculating like for like growth, 2003's turnover has been increased by £110 million of defence business now reported in this division as noted above. Like for like turnover growth of 6% for the Continental Europe and rest of the world division includes strong individual country performances of 15% in Australia, 49% in China (albeit from a small base) and 47% in Greece where the Group catered for the media centre and various corporate hospitality events at the Athens 2004 Olympics. Chile, Kazakhstan, Luxembourg, New Zealand and United Arab Emirates all achieved double digit growth in 2004. The economically tougher markets in France, Germany, the Netherlands and Italy achieved a combined 1% like for like growth.

The strong growth in like for like turnover in the Defence, Offshore and Remote Site business of 45% has been accelerated by an increased level of military and peace-keeping activity, particularly in the Middle East. In relation to peace-keeping, the Group now feeds over 30,000 United Nations troops in Kosovo, Cyprus, East Timor, the Golan Heights, Lebanon, Liberia, Eritrea and Burundi. In addition to this, the Group continues to achieve strong growth in Offshore and Remote Site locations.

Contract and Vending like for like turnover growth was 8%. In Concessions, like for like turnover was flat principally as a result of the cancelling of loss making retail contracts in Japan. Excluding Japan, like for like Concessions turnover growth was 4%.

Total operating profit (excluding associates and goodwill amortisation) increased from £229 million to £287 million.

As stated above, the increase in total operating profit benefited from the reporting of defence business previously included in the UK division and from a better allocation of purchasing income and overheads.

Japan continued to make significant progress in 2004, achieving an operating margin of 3%. There remains considerable opportunity to further improve the margin in Japan and the combination of turnover growth together with purchasing synergies should deliver further improvement in profit and margin in 2005.

Excluding the impact of the transfer of the defence business from the UK to the Continental Europe and rest of the world division, the underlying margin moved forward by 30 basis points, and the Group expects to deliver a similar increase in 2005.

On 2 April 2004, the Group acquired Mitropa for an enterprise value of £9 million. This is considered by the Group to be a strategically important move into the Concessions market in Germany. Mitropa has contributed £41 million to turnover in 2004 and although it has reported a loss before interest and tax of £3 million in 2004, steps have already been taken to reduce the run rate of this loss and the Group remains confident that Mitropa should deliver an acceptable return in excess of its cost of capital in 2006.



Turnover
2004 — £11,772m
2000 £5,770m
2001 £8,716m
2002 £10,617m
2003 £11,286m
2004 £11,772m



Total operating profit
2004 — £775m
2000 £356m
2001 £676m
2002 £805m
2003 £797m
2004 £775m



Profit before taxation
2004 — £645m
2000 £278m
2001 £583m
2002 £654m
2003 £661m
2004 £645m



Free cash flow
2004 — £246m
2000 £50m
2001 £33m
2002 £368m
2003 £415m
2004 £246m



Basic earnings per share
2004 — 21.1pence
2000 13.3p
2001 19.8p
2002 20.5p
2003 20.8p
2004 21.1p

North America — North America achieved a 7% like for like increase in turnover including strong growth in Education and Healthcare of 7% and 9% respectively with Business and Industry growing by 5% and Vending by 3%. Overall, Contract and Vending grew by 6% and Concessions by 15%. In Sports & Leisure, growth was driven by our continued success at Levy Restaurants and Wolfgang Puck.

Total operating profit (excluding associates and goodwill amortisation) increased by £34 million to £190 million before the negative translation effect between 2003 and 2004. Reported margin grew from 5.0% to 5.4% reflecting excellent progress in purchasing and tight cost control.

Looking forward to 2005, the Group expects to see a more normal rate of growth in the margin.

Foodbuy, the North American purchasing division, had another successful year and has in 2004 been able to mitigate the worst effects of significant food price inflation across the US. There is still a significant opportunity in the US to deliver further purchasing savings.

Interest — Net debt at 30 September 2004 was £2,373 million (2003: £2,308 million). Net interest for the year was £130 million (2003: £136 million). The average cost of funding (net of cash balances) for the year was 4.8% (2003: 5.0%). Interest cover for 2004 was six times total operating profit before goodwill amortisation.

Profit before taxation — Profit before taxation, goodwill amortisation and exceptional items decreased by 2% from £661 million to £645 million.

Yoshinoya contributed £1 million to profit before tax in 2004. In 2003, Yoshinoya contributed £12 million to total operating profit and Little Chef and Travelodge contributed £16 million to total operating profit. Interest attributable to these businesses, based on the proceeds received at the Group's average interest rate, was £11 million. Accordingly, these discontinued activities contributed £17 million to profit before tax in 2003. Adjusting for this, profit before tax, goodwill amortisation and exceptional items on continuing activities remained constant at £644 million.

Taxation — The overall Group tax charge was £152 million giving an overall tax rate on ordinary activities of 23.6% of profit before tax, goodwill amortisation and exceptional items (2003 : 25.6%). The lower rate in 2004 principally reflects the recognition of reliefs associated with past acquisitions. For the same reason, it is currently anticipated that the Group tax rate will again be around the 24% level in 2005. The blended statutory tax rate for the Group, based on current statutory tax rates in force in the key countries in which the Group operates, is estimated at 33%. The Group has tax efficient structuring in place that results in an approximate six percentage point benefit on the blended statutory tax rate for 2006 onwards. Accordingly, the Group tax rate for 2006 onwards is likely to move upwards, to the mid to high 20s range. A tax reconciliation of the current rate for the year is included in note 7 to the financial statements. This reconciliation summarises the reasons why the Group's current tax rate of 24%, excluding deferred tax and prior year adjustments, was below the UK corporate tax rate of 30%. The main reasons were the utilisation of tax losses brought forward, 5%; the tax deductibility of part of the Group's goodwill, 2%; and capital allowances in excess of depreciation, 1%; offset by higher overseas tax rates, 2%.

The Group's cash tax rate for 2004 was 17% and is likely to move to 18-20% for 2005. Thereafter, the cash tax rate is likely to average out, over time, at the mid 20s level.

Goodwill amortisation and exceptional items
The goodwill amortisation charge for the year was £275 million (2003: £276 million).

There were no exceptional items in 2004. The net exceptional item for 2003 was a loss of £1 million.

Earnings per share — Basic and diluted earnings per share on a reported basis, after goodwill amortisation and exceptional items, were both 8.3 pence (2003: 8.3 pence). Basic earnings per share before goodwill amortisation and exceptional items for the year was 21.1 pence (2003: 20.8 pence).

Underlying basic earnings per share, adjusting for discontinued activities and currency translation, is up by 8% year on year at 21.1 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2004 £m	2003 £m	2004 Pence	2003 Pence	Growth
Reported	180	184	8.3	8.3	–
Goodwill amortisation	275	276			
Exceptional items	–	1			
Before goodwill amortisation and exceptional items	455	461	21.1	20.8	1%
Discontinued activities	–	(10)			
Continuing activities	455	451	21.1	20.3	4%
Currency translation	–	(18)			
Underlying	455	433	21.1	19.5	8%

Discontinued activities have been taxed at the UK rate of 30% and Yoshinoya's effective tax rate of 54%. The effect of currency translation is calculated by applying 2004's translation rates to 2003's attributable profit.

Dividends — The recommended final dividend is 6.2 pence per share resulting in a total dividend for the year of 9.3 pence per share, an increase in the total dividend per share of 11%. This reflects the Group's view of its ability to generate strong free cash flow. Dividend cover for 2004 was 2.3 times profit for the financial year before goodwill amortisation.

Acquisitions — The Group's strategic focus continues to be on the organic development of its existing core businesses. This has been complemented by a small number of acquisitions either to strengthen the Group's geographic coverage or to reinforce its sectoral presence in certain areas. The Group purchased businesses for £164 million in the 2004 financial year and purchased further shares in subsidiary companies not wholly owned for £19 million. £19 million of the aggregate purchase price is deferred consideration payable in the future. In aggregate, the net assets acquired had a provisional fair value of £22 million, including £11 million of net cash, resulting in goodwill of £161 million. Details of the acquisitions are given in note 21 to the financial statements.

On 4 November 2004, the Group agreed to acquire, in December 2004, a further 30% of the remaining share capital in Onama, the Group's Italian contract catering business, for £41 million taking the total shareholding to 90%. The acquisition of other minority interests and the payment of deferred consideration is currently expected to cost between £40 million and £60 million in 2005. The Group does not anticipate any further new acquisitions in the remainder of the 2005 financial year.

Pensions — In total, the Group charged £70 million (2003: £60 million) to profit before tax in respect of its pension arrangements, of which £48 million (2003: £43 million) relates to defined benefit schemes and £22 million (2003: £17 million) relates to defined contribution schemes. Actuaries to the Group's defined benefit pension arrangements advise the Pension Trustees on the funding rates required by the Group. In total, the Group paid £74 million (2003: £64 million) during the year to the pension providers in order to enable the pension funds to fulfil their obligations.

Disclosure in accordance with FRS 17 Retirement Benefits is provided in note 22 to the financial statements. This shows that, at 30 September 2004, there was an unprovided pension deficit, net of deferred tax, of £131 million (2003: £79 million). Had the Group adopted FRS 17, the charge to the profit and loss account, before tax, would have been £53 million, net of a one-off curtailment credit of £6 million (2003: £52 million, net of £3 million).

Free cash flow — The decrease in free cash flow of £169 million is principally as a result of working capital absorbing £203 million (2003: £38 million) for the reasons detailed above.

Payments in respect of provisions for liabilities and charges absorbed £41 million (2003: £46 million), excluding a one-off payment of £32 million settling a share related call option originally set up as a hedge against share option requirements. £21 million was spent on reducing liabilities in respect of insurance, pensions and other post-employment benefits, £14 million on settling onerous contracts and £6 million in respect of legal and other claims.

Interest payments absorbed a net £131 million compared with £151 million in 2003 before a one-off derivatives monetisation receipt of £104 million in 2004.

The net tax paid in 2004 of £107 million (2003: £78 million before an exceptional tax receipt of £33 million) represents 17% of profit before tax and goodwill amortisation and is significantly less than the total tax charge for the year of £152 million. The main reasons for this difference are items allowable for tax but which are not charged to the profit and loss account, tax losses brought forward and utilised in the year, capital allowances in excess of depreciation and the timing of tax payments.

Net capital expenditure absorbed £329 million compared with £312 million in 2003. Including £9 million purchased under finance lease contracts, net capital expenditure represents 3.0% of turnover excluding fuel. The Group has stringent controls on capital expenditure that are monitored centrally. There are fixed authority limits at each subsidiary company level and internal rate of return criteria that each project must achieve to obtain approval.

Acquisition payments were £167 million, comprising £169 million of consideration paid less £21 million of cash acquired (excluding £10 million of loans and finance lease obligations in the companies when acquired) and £19 million of deferred consideration paid in respect of previous acquisitions.

In aggregate, deferred consideration payable at 30 September 2004 amounted to £41 million.

During 2004, the timing of payment of dividends has been accelerated. Accordingly, the payment of dividends absorbed £249 million reflecting the payment of three dividends during 2004.

Net proceeds from businesses held for resale, the sale of minority interests, subsidiary undertakings and associates generated £86 million including £61 million in respect of the disposal of the Group's remaining shareholding in Yoshinoya.

The net cash outflow for the year was £84 million, before £10 million of proceeds on the issue of ordinary shares, paying £91 million for shares repurchased, £1 million cost for the purchase of own shares, £10 million of debt acquired with subsidiaries, £9 million of new finance leases and a translation gain on net debt for the year of £120 million, principally as a result of the US dollar moving from 1.66 to 1.81 over the year, and the Euro moving from 1.43 to 1.46 over the year.

Closing net debt as at 30 September 2004 was £2,373 million (2003: £2,308 million).

Gearing — Gearing is not a key measurement ratio for the Group because of the effect of goodwill written off to reserves. The Group has a medium-term interest cover target of approximately five times profit before interest, tax, goodwill amortisation and exceptional items. However, this is only one of a large range of ratios used by the banks and rating agencies, covering the strength of the cash flow, profit and loss account and balance sheet. The ratio of net debt to market capitalisation of £4,752 million as at 30 September 2004 was 50%.

Financial instruments — Compass Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set out below.

The Group's financial instruments comprise cash, borrowings, trade debtors and trade

2004 Maturity profile of principal borrowings
Year ending 30 September


£ millions
600
500
400
300
200
100
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Banks
Sterling Bonds
Euro Bonds
US Private Placements

creditors that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate and currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to minimise the Group's financial risks. The Board approves any changes to the policy.

Liquidity risk — The Group finances its borrowings from a number of sources including the bank, public and US private placement markets. During 2004, the Group raised £125 million and €150 million by increasing the size of its 2012 and 2009 eurobonds respectively. In addition the Group issued $56 million of Notes due from 2010-2013 in the US private placement market. The Group also arranged a Yen 7,000 million amortising loan repayable from 2004 to 2011 in the Japanese bank market. Proceeds were used to repay maturing bonds, loan notes and existing bank loans.

The maturity profile of the Group's principal borrowings at 30 September 2004 is shown above and the average life is 5.6 years. The Group's undrawn committed bank facilities at 30 September 2004 were £971 million.

Foreign currency risk — The Group's policy is to match its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency earnings are generated, they are used to service and repay debt in the same currency. For the period of the currency loans, therefore, the objective is to achieve an effective foreign currency hedge in real economic terms. Where necessary to implement this policy, currency swaps are taken out which, when applied to the actual currency liabilities, convert these to an effective amount borrowed by currency. A reconciliation of the 30 September 2004 actual currency liabilities to the effective amount borrowed is set out below.

Currency	Actual currency liabilities £m	Currency swaps £m	Effective amount borrowed £m
Sterling	874	(749)	125
US Dollar	714	451	1,165
Euro	550	122	672
Japanese Yen	107	17	124
Other currencies	306	179	485
Total	2,551	20	2,571

Analysed in notes 15 and 16 to the financial statements as:		£m
Due within one year	Bank loans	66
	Loan notes	19
Due after more than one year	Bank loans	588
	Loan notes	550
	Bonds	1,348
Total		2,571

The borrowings in each currency give rise to foreign exchange differences on translation into sterling. As the borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of total recognised gains and losses rather than in the profit and loss account.

Overseas earnings streams are translated at the average rate of exchange for the year. Fluctuations in exchange rates have given and will continue to give rise to translation differences. The business is, however, materially protected from any adverse economic or cash effects through the matching of cash flows to currency borrowings. The table below sets out the exchange rates used for major currencies for translating the 2004 and 2003 profit and loss accounts and balance sheets.

	Translation rate 2004	Translation rate 2003	Closing rate 2004	Closing rate 2003
Australian Dollar	2.47	2.63	2.50	2.45
Canadian Dollar	2.37	2.35	2.29	2.24
Danish Krone	10.94	11.01	10.84	10.59
Euro	1.47	1.48	1.46	1.43
Japanese Yen	194.98	191.06	199.44	185.60
Norwegian Krone	12.32	11.48	12.18	11.72
Swedish Krona	13.43	13.55	13.17	12.85
Swiss Franc	2.28	2.22	2.26	2.19
US Dollar	1.79	1.60	1.81	1.66

Interest rate risk — As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short-term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of the Group's projected debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Shareholder return — The market price of the Group's ordinary shares at the close of the financial year was £2.21 (2003: £3.47).

Going concern — After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Summary — This has been a difficult and challenging year for the Group. There remains significant opportunity for organic growth and the focus will now move to exploiting this opportunity with a balance between turnover growth, profit improvement and cash generation.

Andrew Martin
Group Finance Director

Review of Operations — Our business is divided into three geographic divisions – UK, North America and Continental Europe and the rest of the world – and seven distinct market sectors. Over the following pages is a review of each of the divisions and market sectors that highlights performance and achievements in the past year.





Living our values — We build our success on lasting relationships with our clients and customers through teamwork, a 'can-do' attitude and a passion for quality.




Great







'Through the dedication and hard work of our people we have achieved record levels of new business, with a particularly strong performance in the leisure sector, whilst the quality of our people is reflected in the external recognition of their achievements.'

Don Davenport
CEO, UK & Ireland

UK — Despite a tough trading environment, the UK division achieved like for like turnover growth of 5% up to £2.6 billion. Our reputation for culinary excellence is highlighted by the many accolades we have received and is reflected in the prestigious events and locations that we operate.

Awards and prizes —

We are rightly proud of the achievements of our people and the high levels of skill and innovation that they demonstrate day in, day out.

High flyers — Coveted Acorn awards (given by Caterer and Hotelkeeper to just 30 of the hospitality industry's 'high flyers' under the age of thirty) went to Kirsty Groves, human resources manager at All Leisure; Gina Gorvett, Scolarest's nutritionist; Nick Gabaldon, sous chef for Baxter and Platts; and Andrew Chappell, an operations manager with Eurest.



Hotelympia — At Hotelympia 2004 we won 172 awards in the salon culinaire and open team grand prix, including 15 best in class awards and 28 gold medals. Two prestigious Craft Guild of Chefs awards for 2004 were won by Jason Clark, executive development chef for All Leisure and Nick Vadis, executive chef for Eurest at British Airways.



Top achievers — The Tastte! sandwich range was named Workplace Sandwich Supplier of the Year at the British Sandwich Industry Awards in April beating off stiff competition from Marks & Spencer and Benjy's.

Talented chefs Jeremy Ford and Stuart Smith were named the Compass Group UK & Ireland Senior and Junior Chefs of the year.

Left to right:
Trevor Briggs — Managing Director, Specialist Markets
Don Davenport — CEO, Compass Group UK & Ireland
David Mortimer — Finance Director

Peter Aldrich — Managing Director, Business & Industry (Scotland, Ireland & Corporate Accounts)
Nigel Dunlop — Managing Director, All Leisure
Mike Oldfield — Managing Director, Business & Industry (England & Wales and In-store).

Vertigo — Tower 42 is the City of London's tallest building, home to Rhodes Twenty Four and Vertigo 42, a champagne bar located 600 feet above pavement level.

Restaurant Associates



World Culinary Olympics — Competing against over 1,000 chefs from 36 countries, our 28-strong culinary team came back with a record-breaking haul of 53 awards, winning at least one for every class they entered, including gold medals for Omero Gallucci, Diane Cattel and Rod Naylor.




moto
ias

Ace service — At Wimbledon an army of 1,600 of our people served up 112,000 punnets of strawberries and 17,000 bottles of champagne.

All Leisure

Parent pleasers — Moto service areas have been voted the best place to stop on Britain's motorways in the prestigious Tommy's Parent Friendly Awards. The annual awards are voted on by members of the public and are given to businesses and organisations that have gone out of their way to make themselves easily accessible and usable by parents with toddlers.


moto

Left to right:
Tom Ondrof — CFO & Executive Vice President Commercial Development, North America
Gary Green — CEO, North America
Dennis Hogan — Vice President Finance

Andy Lansing — President & CEO, Levy Restaurants
Warren Thompson — President & Chairman, Thompson Hospitality
Tony Shearer — Chairman, Foodbuy





Honours list — Each year America's leading trade publication, Nation's Restaurant News, honours outstanding multi-unit foodservice companies with the Golden Chain Award which celebrates the recipients' recent accomplishments and long-term achievements. Gary Green, CEO North America, accepted on behalf of Compass Group, one of the six awards made, in recognition of the outstanding achievements of all our people in North America.

Did you know? — Restaurant Associates operates the Rockefeller Center's famous Ice Rink right in the heart of Manhattan.



Culinary greatness — Compass Group chefs Jesse Backstrom of Bon Appétit, Larry Posen of Chartwells Higher Education and Amory James of Thompson Hospitality have all gained the American Culinary Federation's Culinary Certification, one of the most prestigious qualifications a chef can obtain.



'It's ten years since we began operations in North America. In that time we have assembled a portfolio of operating companies that lead the market in terms of innovation, client and customer satisfaction and financial performance.'

Gary Green
CEO, North America





North America — 2004 was an excellent year with like for like turnover growth of 7% and operating profit increasing from £177 million in 2003 to £190 million in 2004.

Compass in the Community — ESS and Compass Group Canada are to be the lead sponsors of the new Aboriginal Business Hall of Fame which will become an enduring reminder of the renaissance of Aboriginal communities across Canada.

Awards and prizes — Levy Restaurants received the restaurant equivalent of an Oscar, The Ivy, for their pioneering work in fusing fine dining with sports and entertainment venues.



Top class — An annual survey by The Princeton Review into the best campus food in the United States saw two Bon Appétit colleges in the top ten. Wheaton College, Illinois came out tops, whilst Saint Olaf College in Minnesota ranked number nine.

Morrison have been awarded the 2004 American Dietetic Association Foundation Corporate Award for the company's continuing support for the Foundation's work in promoting good nutrition.


COMISKEY PARK

The Edible Schoolyard — Bon Appétit was the recipient of a William D. Littleford Award for Corporate Community Service, hosted by American Business Media, which honours companies, organisations or individuals who do well by doing good. Bon Appétit was recognised for its project 'The Edible Schoolyard', at the Martin Luther King, Jr. Middle School in Berkeley, California.

Left to right:
Didier Coutte — Zone Director, Asia Pacific
Alain Dupuis — CEO, Eastern Division
Seonhe Lim — CFO, Eastern Division
Takeshi Kohjima — Zone Director, Japan

Christophe Laval — MD Scolarest & Medirest, France
Antoine E A Cau — CEO, Western Europe
Jean-Claude Ghiotti — CEO, Gruppo Onama Italy

Hans-Georg Rummler — MD, Germany
Miguel Ramis — CEO, Europe & Latin America
Carl Andreasson — MD, Nordic

Continental Europe and the rest of the world — We have leading positions in the world's established foodservice markets and a strategically important presence in those developing in Africa, Asia Pacific and Latin America. The benefits of this approach are reflected in strong performances in all parts of our operations in Australia, Japan and Greece, and in emerging markets such as China, United Arab Emirates and Chile.





Did you know? — Eurest France served over 70,000 meals at Omaha Beach during events to mark the 60th anniversary of the Normandy D-Day Landings.

Le Train Bleu — Le Train Bleu in Paris's Gare de Lyon station is one of the city's longest established restaurants. It has famously colourful décor and a colourful history. In 1973 it played host to a party given by surrealist Salvador Dali who asked our pastry chef at the restaurant to replace the keys on the piano that had been installed for the occasion with chocolate and vanilla éclairs. Today it is a welcome haven for the weary traveller.

Olympics — At the 2004 Summer Olympics in Athens our 'can-do' attitude and belief in winning through teamwork led to a 'gold medal' performance by 40 chefs from 13 countries including Argentina, Australia, Brazil, Slovakia, South Africa and United Arab Emirates. The team served over 100,000 meals, 18,000 chicken breasts and 40,000 baguettes to over 3,500 broadcasters in the media centre.







'The countries in which we operate are the drivers of our future growth. We have the expertise to leverage the synergies from our global purchasing scale to maximum effect without losing the flexibility to respond to the different cultural needs of the markets in which we work.'

Alain Dupuis CEO, Eastern Division
Antoine Cau CEO, Western Europe
Miguel Ramis CEO, Europe & Latin America

Great service — Jefta Koning, barista at the Caffè Ritazza in our Amsterdam office came first in the hospitality category of the Dutch National Catering Awards.

In Brazil in 2001 our joint venture company, GRSA, put into place Projecto Encaminhar, which trains disadvantaged young people with no work experience, so giving them the opportunity to have a career. In September 2004 we signed a collaboration agreement with Nestlé that will create at least 2,000 jobs before the end of 2006.



Investors in People — In South Africa we have become the first company in the foodservice or hospitality sector and the largest in the country to achieve the Investors in People Standard and the first in Compass Group to attain whole organisation recognition.

Business and Industry — Providing quality foodservice is an increasingly important factor for many organisations in helping them attract and retain employees. Eurest is the world leader in food and services management to customers at their place of work and provides innovative and high quality solutions.










Eurest







Market trends

Eurest continues to benefit from the increased trend amongst national and multi-national clients to tender catering on a group wide basis. We win and retain new contracts because of our unique business model which allies sectorisation and brand ownership to our global scale and purchasing strength.

During the year we have continued to use the brands that we own and franchise to differentiate our offer in the marketplace and drive customer participation and spend.

Clients need to reduce their foodservice subsidies and customers require innovative offerings of high street quality, there is also increased demand for 'grab and go' and healthy products that meet everyday lifestyle needs. We take very seriously our responsibilities to help customers make informed choices about what to eat and in all the markets in which we operate our chefs and product development teams are constantly striving to provide clients and customers with offers that are tailored to their needs.

The Eurest Lunchtime Report is the most authoritative piece of research on lunchtime trends published in the UK. The 2004 report shows that in Britain one in five workers never takes a break, while the average lunch break for workers is just 27 minutes. The average spend on lunch is just over £2 a day, but an additional £3 is spent on snacking. Our portfolio of owned and franchised brands gives us the flexibility to meet these trends throughout the day in the restaurant, convenience store or vending machine. This capability is a key competitive advantage.

Eurest is the biggest catering company in the UK and continues to lead the market with innovative offerings, particularly in response to the growing trend towards healthy eating. 'The Healthy Way' is being introduced as the basis for menu planning and is based on the Food Standards Agency's balance of good health guidelines. A range of 'grab and go' products, 'Food Talk', with a core range of healthy options including salads, fresh vegetable dips and fruit salads has also been introduced. During 2004 significant contract gains for Eurest included National Grid Transco and renewed contracts with Ashbourne Healthcare, Microsoft and GE Healthcare, with combined annual turnover of over £10 million.

An overweight 60 year old factory worker; a recent college graduate who is a vegetarian; a 48 year old investment banker with diabetes; and a middle aged attorney who is training to run a marathon. What do these very different people have in common? They are all customers in our units in North America who are concerned about health and nutrition.

Balanced Choices offers each of these people menu options to meet their lifestyles while providing educational support under the banner of 'eat, learn and live'. The factory worker, for example, might choose a 'FIT' meal to help him lose weight, whilst the investment banker might opt for a 'Carb Conscious' salad. The Balanced Choices initiative incorporates a comprehensive training programme for our staff in general nutrition education and healthy cooking techniques.

In North America we have had another great year in terms of new business and client retention. Eurest's notable contract gains included Becton, Dickinson and Company, Grey Global, Avon Products and a new three-year contract with Bank of America with combined annual revenues of over $40 million. Sister company Bon Appétit won two five-year contracts with Symantec worth over $1 million in annual revenues.

In Japan, Seiyo Food Systems had another excellent year using its culinary heritage to develop a number of concepts to stimulate customer demand. Customers at 'Gram One' a popular buffet-style offer pay 1 Yen for each gram of food they purchase. At 'Sushi Caravan' handmade sushi is prepared to order and there's also a 'Steak Teppanyaki' station. Significant contract gains have included Credit Saison, NTT Shinagawa, Wako Training Institute, Nissan and Sony, with annual revenues in excess of Yen 900 million.

In Australia 'Good to Go' is a self-serve take-away offer with a range of fresh, delicious and healthy convenient food for those in a hurry. 'Taste Life' has also been developed by Eurest as a programme to promote good health and operates in all our businesses in Australia. Significant contract gains include a two-year contract with Telstra worth nearly £2 million in annual turnover.

Despite the backdrop of a challenging economic environment there were some notable contract gains in France and Germany. These included in France, Alstom; the headquarters of the French nuclear agency; power company CEA; defence contractor GIAT and pharmaceuticals company Sanofi, and in Germany, Dresdner Bank, Eurohypo, Bombardier and Zurich Agrippina Group with total annual revenues of €17 million.

In Latin America our operations in Argentina, Brazil, Chile and Colombia have all performed very well and we have won new contracts totalling over £40 million in annual revenues for clients including Abbot Laboratories, Movicom Bellsouth, Banco Galicia, Unilever, Nestlé, Bayer and Goodyear.

Achievements — Food Alliance, a not for profit organisation that certifies ranchers, farmers and distributors as raising food in a sustainable and socially responsible way selected Bon Appétit as their top retail/ foodservice sector partner in Oregon and Washington.

In the UK, Eurest won a coveted PAPA (Pizza, Pasta and Italian Food Award) as Workplace Caterer of the Year for its 'Trattoria' pizza and pasta concept.

In Argentina, Eurest won a gold award from the Talentos para la Vida International Foundation which is dedicated to promoting, spreading and rewarding the achievements of 'youth' through educational programmes at primary, secondary and university levels.



Fine Dining — We are the chosen supplier for many leading organisations and institutions that wish to offer their clients and visitors first-class hospitality and fine dining services within their offices or venues. Without compromising on quality or culinary excellence this in-house service guarantees privacy, confidentiality and flexibility that cannot be offered in a restaurant.

Through our specialist executive dining companies, we offer the highest quality private dining arrangements, in association with some of the world's leading chefs and restaurateurs, to companies which demand the best, both in culinary flair and in professional but discreet front-of-house service.

Restaurant Associates is our principal fine dining company. In the UK, Restaurant Associates incorporates Roux Fine Dining, and Leith's. In North America, Restaurant Associates works alongside sister companies Patina, Flik, Levy Restaurants and Wolfgang Puck Catering and Events.

What sets Restaurant Associates apart from its competitors is a passion for food and an obsession for detail. Dishes are presented so as to highlight the quality of the food made from fresh seasonal ingredients.

In North America, Restaurant Associates' impressive roster of corporate clients includes Condé Nast, Time Warner, Sony Music, Deutsche Bank, UBS, Morgan Stanley, Lehman Brothers, Grey Global, many prestigious law firms and a number of educational facilities such as Rockefeller University and Harvard Business School. Restaurant Associates is also the leading foodservice provider for many of the nation's premier museums and performing arts centres including the American Museum of Natural History, the Guggenheim, Metropolitan Museum of Art, Lincoln Center for the Performing Arts, Carnegie Hall and the Metropolitan Opera House. In 2004, Restaurant Associates was chosen to operate the Mitsitam Native Foods Café at the newly opened Smithsonian National Museum of the American Indian in Washington. Dishes on offer include ash-roasted sweetcorn on the cob and cedar-planked juniper salmon cooked on an open fire pit.

Restaurant Associates also operates some of Manhattan's finest restaurants such as the Sea Grill, Rock Center Café, The Brasserie on E53rd Street and Brasserie 8½, which featured on television series Sex and the City. On the west coast, chef and founder Joachim Splichal's Patina operates some of California's finest restaurants at prestigious venues such as the Hollywood Bowl, Los Angeles Music Center, Museum of Contemporary Art in Los Angeles and the San Francisco Opera House.

In 2004, Joachim relocated his flagship Patina restaurant, recently described by Wine Spectator magazine as 'the most striking statement about the new L.A. dining scene', and recently named Esquire magazine's Restaurant of the Year from its original home on Melrose Avenue to the Frank Gehry-designed Walt Disney Concert Hall in downtown Los Angeles, where the company also operates the Concert Hall Café and all special event catering.

In the UK, internationally renowned chef Gary Rhodes, in partnership with Restaurant Associates, launched his new restaurant, Rhodes Twenty Four, in Tower 42. The opening followed the award of a new, ten-year contract, worth over £3 million in annual turnover to manage all hospitality and catering services in the City of London's tallest building. In the spring of 2004, Rhodes Twenty Four won the BMW Square Meal award for best new restaurant. Restaurant Associates also operates The Admiralty restaurant at London's Somerset House and has won a three-year contract for the London Stock Exchange's new headquarters worth over £1 million in annual turnover.

During 2004 we also launched Restaurant Associates in Australia and have already secured prestigious venues such as Sydney Town Hall, Customs House at Circular Quay, Sydney and Adelaide Festival Centre – as well as contracts for Reserve Bank of Australia, Merrill Lynch and Kirribilli House.









Restaurant Associates

Flik®

Roux
FINE DINING









Travel, Leisure and Concessions — In 2004 we established a new international travel concessions division, Select Service Partner (SSP), to ensure the efficient and effective operation of our travel and leisure businesses and to maintain our focus on the development of our unique brand portfolio.


SSP · creating a better experience


Caffè RITAZZA


upper crust


amigo




All Leisure


Levy Restaurants


railgourmet

Left to right:
Hans-Erik Selg — MD, SSP Nordic
Andrew Lynch — CEO, SSP
Sukh Tiwana — Commercial Director, SSP Global




MARKS & SPENCER
SIMPLY FOOD

'With a strong and growing portfolio of brands in all categories, allied to the Group's global purchasing scale and unique culinary heritage, SSP are the specialists in food and beverage retailing in the travel and leisure sectors.'

Andrew Lynch
CEO, SSP


Caffè Ritazza
Upper Crust

Brand success

Developing our own brands is a key driver of our growth. Caffè Ritazza, conceived in 1995 in response to the trend towards ground and freshly prepared coffee, was relaunched and repositioned in 2002. We have over 200 units in 30 countries serving great coffee every time – 5 million times a week. Great coffee will always be at the heart and soul of Caffè Ritazza, but what differentiates the offer from competing brands is the unique and extensive range of delicious hot sandwiches and pastries that appeal to customers right across the day and which increases transactions and spend per head.

Culinary heritage

We are fanatical about food, and our culinary heritage is evident in Upper Crust where we have a broad range of freshly baked hot and cold baguettes, cakes and pastries. Upper Crust is available in flexible formats from a counter top merchandiser to full service kiosks and walk-in stores. During 2004 the Upper Crust product range has been extended to include a gourmet range and the successful Wellbeing range which features filled multi-grain baguettes and bagels.

Travel Concessions — SSP is a market leader in developing and operating unique, innovative catering offers for travel locations around the world – 145 airports in 35 countries, 250 railway stations in 11 countries and 140 motorway service areas in 10 countries. We have a single-minded focus on creating a better experience for our customers, better returns for our clients and great results for the company.

Over the last decade we have built up a powerful portfolio of brands, which we own or franchise, which give clients the right combination of food and beverage to optimise consumer choice in any travel environment. Through a flexible approach we work with our clients to offer customers the known value of instantly recognisable international brands alongside national brands and bespoke concepts that reflect local diversity and taste.

Nowhere is this more apparent than at Zurich Airport where we operate 20 units serving over 17 million passengers a year. These include international franchised brands such as Burger King, our own international brands including Caffè Ritazza and Mamma Leone's and bespoke local concepts that we have created exclusively for the airport, including the Holiday Bar and Alpenblick.

In North America, we acquired Creative Host Services, a specialist airports concessions business in February 2004. During the year we won contracts at Baltimore Washington, Minneapolis St Paul and Philadelphia International Airports.

In Norway, Oslo Gardermoen Airport renewed SSP's food and beverage contract for a further seven years. The award, which includes four new units, brings SSP's presence at the airport to 26 units in total, with annual revenues of £27 million.

Moto, our motorway service area (MSA) business has continued to thrive. Following the successful trial of Marks & Spencer Simply Food at Toddington, two more units have been opened and we have plans to open a further six units over the next 18 months. We have won tenders to operate 18 sites on the Italian motorway network and our international roadside and railways presence has been further boosted by the acquisition of German concessionaire Mitropa AG.

Leisure — The leisure sector incorporating sports, entertainment and cultural venues – continues to offer enormous growth potential as customers and corporate hospitality clients seek variety, innovation and quality. We are using our unique culinary heritage and innovative product development capabilities to reinvent the customer experience year on year in line with rising expectations that food offers reflect the stature of the event or venue.

In the UK, All Leisure is the leading 'multi-service' provider of food services, corporate hospitality and venue management services at prestigious locations and events such as Madame Tussauds, Hampton Court Palace Flower Show, Arsenal football club, the Royal Albert Hall, Twickenham, Cheltenham Festival and the Wimbledon tennis championships. During the year All Leisure won contracts with annual revenues of £14 million for Henley Royal Regatta, the Open Golf Championship, London Zoo, the Oval cricket ground and the new Arena Coventry complex due to open in 2005.

Meanwhile, Milburns, which is the leading specialist supplier of catering services at heritage sites and historic buildings throughout the UK, has renewed its contract with the Royal Academy of Arts at London's Burlington House for a further seven years with annual turnover in excess of £2 million a year. Milburns also secured a contract to operate all hospitality events at the fifteenth-century Merchant Taylors Hall in York and a three-year contract at Norwich Cathedral.

In North America, Levy Restaurants, which celebrated its 25th anniversary in 2004, is the market leader in sports and entertainment foodservice – a long way from the single Chicago deli, D.B. Kaplan's, on which the business is founded. The Levy philosophy is very simple – it's about the food, the food, the food and the thousand details that surround it and that shows in the diversity of venues and events that experience The Levy Difference. These include Churchill Downs, home of the Kentucky Derby, Wrigley Field, Chicago, MCI Center, Washington, Ford Field, Detroit and Fulton's Crab House at Walt Disney World. During 2004 in partnership with sister company Wolfgang Puck Catering and Events, Levy was awarded a ten-year contract to provide fine dining and catering at all Anschutz Entertainment Group (AEG) sports and entertainment properties throughout the world including STAPLES Center, Los Angeles, The Home Depot Center, Carson, California, Colosseum at Caesars Palace, Las Vegas, Kodak Theatre, Hollywood, and also at the events including the 46th Annual Grammy Awards and the 2004 MTV Video Music Awards.

Sister company Restaurant Associates fed over 650,000 tennis fans at the US Open at Flushing Meadows and 200,000 golf fans at the 35th Ryder Cup at Oakland Hills Country Club during the year.

Rail Gourmet, our specialist on-board rail operating company, entered into a historic joint venture agreement with the Shanghai Railway Administration to provide station and onboard services on four high-speed trains linking Shanghai and Beijing. This is the first time a non-Chinese company has provided passenger services on China's railways.

Rail Gourmet also won a new contract in the UK with First Great Western; a new four-year contract with SNCB/NMBS in Belgium, a ten-year contract with Danish rail operator DSB, a four-year contract with SNCF in France and a four-year contract with joint venture partner SFTA Group for Turkish State Railways with combined annual turnover of over £20 million. And Momentum, our joint venture with Cremonini SpA, was awarded the Eurostar contract for a further two years with annual turnover of over £30 million.

Vending — Our offer – international 24/7 combined foodservice and vending, allied to innovative product development and leading-edge delivery – gives us a clear competitive advantage.

Canteen, which this year celebrated its 75th anniversary, continues to lead the way in developing market leading solutions that focus on quality and freshness.

'Fresh To You' offers delicious and fresh products from our own in-house chefs and from popular brands such as Au Bon Pain, sbarro, Mamma Leone's and Tony Roma's. Market Central is a complete vending destination, offering 'Fresh To You' products alongside popular beverages and snacks and using cutting edge payment technology in an inviting and comfortable setting. Our vending machines benefit from state of the art technology and careful monitoring by skilled service technicians to ensure consistent quality coffee.

Canteen has formed an exciting new partnership with NASCAR as their official vending company. Featuring our newest Market Central destination, NASCAR Express Cuisine and NASCAR Café's popular food selections, we are attracting NASCAR's large base of racing fans with a delicious and entertaining dining experience.

The advantage of being able to offer combined foodservice and vending is illustrated by Selecta's success in working with sister companies Eurest and SSP to win significant contracts with annual vending revenues of £14 million. These include Hewlett Packard in the UK, Germany, Spain and the Netherlands, and a five-year contract with Centrica, both with Eurest, and a three-year contract at Copenhagen Airport with SSP.

Selecta has a long pedigree in public vending particularly serving the travelling public throughout Europe. During the year, notable new contracts have included Kiosk – part of Valora AG – for a 'Coffee to Go' concept for train stations and other busy locations. Kiosk has placed an order for an initial 100 machines, with potential for up to 600 machines in two years time generating over €1 million in annual revenues.

A renewed contract with Total-Fina-Elf in Germany for a further five years will increase the number of gas stations served by 30%, with annual revenues of over €1 million. In Spain an extension of the contract with Madrid Metro and a three-year contract with RENFE, the Spanish national rail operator, will result in combined sales of €1 million.

Wellness and nutrition — with an increasing number of airlines on short-haul routes no longer offering free inflight food, Selecta has developed a new public vending concept for airline passengers located near to boarding gates. Passengers will be able to buy hot and cold beverages, fresh food and snacks to eat before departure or on the flight. The concept is being piloted with the client, Unique, in Zurich Airport.

In response to increased concern over rising levels of obesity and the presence of vending machines in schools, Canteen and Selecta have been at the forefront of developing innovative, industry-leading solutions. Canteen has created 'Balanced Choices', a range of nutritional products that are low in carbohydrates, sugar free, low fat and caffeine free.


EAT
LEARN
LIVE

BALANCED CHOICES
for a healthy lifestyle

Products include fat free waffles with fresh fruit and sugar-free syrup, low carb beef and Swiss cheese sandwiches, Greek salads with low-fat feta cheese, Atkins diet snacks and speciality coffees.

In Europe, Selecta has taken the lead in responding to concerns about the role of vending machines in schools by re-merchandising machines to place the emphasis on a more balanced range of products. In the UK, in Scolarest run secondary schools, 280 glass-fronted vending machines have been installed to replace existing branded machines offering a range of juices, waters and healthy snacks. In the Netherlands, we have introduced healthier products into machines in schools and Fair Trade products on university campuses.

Great people — Mike Kiser, President of Canteen, has been elected to the Board of Directors of the National Automatic Merchandising Association.

Bjorn Sunden, managing director of Selecta in Sweden, is Chairman of the Swedish Automat Society.





Left to right:
Marcel Jacobs — Executive Director, Selecta
Chris Bucknall — CEO, Selecta
Justin Tydeman — CFO, Selecta

Leading edge –

Clients continue to seek combined foodservice and vending solutions but we are also seeing ever increasing demand for high quality automatic fresh food solutions and a high quality coffee made with fresh beans.

Technological advances allied to our product development capabilities enable us to stay ahead of the market.


CANTEEN

selecta








selecta


CANTEEN

"Our vending capability is a unique differential for Compass, not only in providing clients with an integrated foodservice offer but also meeting the needs of the public on the move."

Chris Bucknall
CEO, Selecta

Mike Kiser
President, Canteen



Left to right:
Mike Kiser — President, Canteen
Shari Nettles — Marketing Manager, Canteen

Healthcare — Healthcare is one of the major drivers of growth in our business. Our aim is to be the preferred partner in food and hotel services for hospitals and senior living through our specialist companies Medirest and Morrison, supported in the USA by sister company Crothall, a specialist in healthcare facilities management.




MEDIREST


MORRISON

Crothall











Patient satisfaction —

'Catering to You' is a unique approach, developed by Morrison, to improving patient satisfaction. Patients get to choose their meals just before mealtime with a personalised catering associate who reviews the menu with the patient, identifies any special preferences, delivers the meal and checks back with the patient to see if all their requirements are being met.

A catering associate will have up to twelve contacts with the patient every day. In every location where 'Catering to You' has been introduced there has been a marked increase in patient satisfaction. Medirest are looking at how the concept can be adapted to operate in other countries.

Clients are looking to contractors not only to meet their foodservice requirements but also to be able to offer a range of other hotel services including laundry, cleaning, portering and reception services. Hygiene, food nutrition and quality, and patient satisfaction are key issues. In the UK, Medirest has introduced a new suite of cleaning tools and systems, 'a+', that puts us at the forefront of hospital hygiene.

The first collaboration between Morrison and Seiyo Food Systems has secured a contract for the new Yuki Hospital in Ibaraki, Japan which opens in December 2005. The client was so impressed with the capability of Morrison and Seiyo that since September 2004 we have been operating patient feeding, staff and visitor restaurants and vending at the existing Yuki Hospital with annual revenues of Yen 100 million.

Morrison won contracts with combined annual revenues of over $25 million with Jackson County Hospital Authority, Johnson Medical Center, Jewish Hospital Medical Center in Louisville, Allina Hospitals & Clinics in Minneapolis St. Paul, HCA Midwest in Kansas City, United Methodist Senior Services in Tupelo and St. Francis Hospital in Greenville, while Crothall won a five-year contract with St. Michael's Hospital in Toronto and three-year contract with California Development Centers.

In Norway, Medirest has renewed its contract with the Cato Center, near Oslo for a further five years.

In Hungary we were awarded a ten-year contract with County Hospital Miskolc, in France we won contracts with Groupe Le Tonkin-Mérieux, the public hospital system in Marseille and AREPA, in Germany we won a contract with HELIOS Kliniken and in Spain with Parc Sanitari Pere Virgili, with combined annual revenues of €19 million.

In the UK, Medirest renewed its contract with five hospitals in the East Kent Hospitals NHS Trust for a further seven years and a five-year contract with the South West Yorkshire Mental Health NHS Trust at Fieldhead Hospital near Wakefield with combined annual revenues of £15 million.

Wellness and nutrition — Morrisons have introduced two new initiatives to promote healthier eating to hospital staff. 'LifeSource' is a holistic programme to encourage healthy everyday living. It provides information on the latest in health trends through monthly newsletters, and features menu selections in the restaurant highlighting foods with nutrient components that help prevent disease. 'Strides for Life' is an eight-week nutrition education and exercise programme designed to promote lifestyle changes that can improve overall wellness.

Morrison Senior Dining has launched a wellness pilot project that seeks to improve overall wellbeing and resident satisfaction by going beyond the traditional approach of nutrition and exercise to encompass the whole dining experience.

In the UK one of the challenges is to deliver to patients a high quality, freshly cooked meal that retains its nutritional value and aids their recovery. Medirest has an impressive track record of innovation in new delivery systems that improve the hospital food experience. We are currently piloting a new concept that cooks fresh food to order in less than five minutes using technology that steams the food, as opposed to traditional cooking methods without losing any of the nutritional content. The step change in quality resulting from the initial trial has led to a significant increase in patient satisfaction and staff morale.

Achievements — Glenn Davenport, President and CEO, Morrison Management Specialists, was recognised by Nation's Restaurant News as one of the 50 Power Players in the restaurant industry. He is also a past recipient of several prestigious awards, most notably the Silver Plate 2000 Award for healthcare, and the MUFSO 2000 Golden Chain Award. Glenn serves on the Board of Directors for the Multicultural Foodservice and Hospitality Alliance (MFHA – a hospitality diversity organisation).

An industry first — in 2004 Gene Dolloff, Chairman of Morrison Senior Dining, was asked to become a member of the board of directors for the International Association of Homes and Services for the Ageing (IAHSA), an organisation that has never before appointed a board member from a contract foodservice company.





Education – Education is one of the most exacting sectors in which we operate. Young people need to have a varied and nutritious diet. We have to strike a balance between what they want to eat and what is good for them. That's quite a challenge when we're feeding so many groups, from three-year-olds at nursery school through to brand-conscious students at college and university.

With increased concerns about rising levels of childhood obesity our specialist education foodservice companies – Chartwells and Scolarest – are taking the lead in developing fresh and original ideas to promote healthier eating.

We work in the education sector in more than 35 countries in Europe, the Middle East, Asia Pacific, North and Latin America and we have to tailor our offers to meet the needs of these diverse markets. In North America, breakfast programmes such as Brake for Breakfast in elementary schools and Morning Editions in middle and high schools lead to higher attainment levels. Pyramid Pete and The Creatures – developed by Chartwells to help children in elementary school understand the importance of eating a well-balanced meal, based on the key food groups – is now a central part of Scolarest's Nurture Our World café in the UK. In Spain, the programme is adapted to reflect the Mediterranean diet. In France, Loony Tunes characters are used as part of a programme, Les Nutrimalins, to teach good eating behaviour.

In secondary and high schools, Wellgood in the UK and Balanced Choices in North America are designed to make healthy eating the 'cool' thing to do by promoting nutritious options in a way that makes them exciting and relevant to pupils.

In colleges and universities we look to encourage students to eat a healthy and balanced diet by making the dining environment a hub of social interaction. In North America programmes such as 'Terra Ve' cater for the growing vegetarian and vegan population on campuses, whilst 'Profiles in Good Taste' is a unique market-style environment focusing on food preparation and presentation that creates a familiar restaurant setting with an emphasis on fresh and healthy offerings. In the UK concepts such as WorldMarché offer speciality dishes from around the world cooked fresh to order, including daily specials like Mediterranean pork stirfry with fresh ginger and pineapple.

In the independent sector detailed health and nutrition policies support programmes such as Scolarest's 'Healthy Heroes' in the UK which educates children about a healthy and balanced diet based on the core food groups.

Our market leadership in the sector is reflected in the contracts we have won or retained in the year. In China we have retained the contract for the International School in Beijing and won a five-year contract for the International School in Nanjing. In France, Scolarest has won contracts worth over €3 million in annual turnover including Groupe Scolaire Saint-Nicolas à Issy les Moulineaux and the prestigious Conservatoire National Superieur de Musique et de Danse de Lyon. In Chile we have won contracts with the Catholic University, Universidad de Talca and Universidad Mayor. In Turkey we have won contracts worth over £2 million a year with ODTU and Eyuboglu Schools and Bogazici University.

In Portugal, Direcção Regional de Educação de Lisboa has renewed its contract worth over $10 million; Linköping University in Sweden, the Island School in Hong Kong, the University of Wollongong in Australia and the Taiyo-Kai Social Welfare Corporation in Japan have awarded us contracts worth more than $10 million in annual revenues.

In the UK Scolarest won a ten-year contract with De Montfort University in Leicester worth almost £2 million a year, a five-year deal with the University of Nottingham worth £1million a year and contracts worth £1million in annual revenues with Old Swinford Hospital School, Bishop Vesey's Grammar School and Camborne School and Community College.

In North America Newark Public Schools, New Jersey, awarded Chartwells' School Division a new contract for up to five years with an annual turnover of $8 million, whilst Richmond Public Schools, Virginia, agreeda new contract for up to five years with an annual turnover of $6 million. Sister company Bon Appétit won a ten-year contract with Case Western Reserve University in Cleveland, Ohio with annual revenues of $9 million.

In the UK we have reduced the salt content of meals in primary schools by 38% since 2002 and in secondary schools have removed all salt from the cooking process leading to a reduction of 10,000 kilograms in salt purchases. We also encourage the baking or grilling of products as opposed to frying. In secondary schools, Wellgood offers children a free portion of side salad or vegetables with every main meal purchased and fruit salad, mixed salads and low sugar drinks are always available. We have also introduced Upper Crust's Wellbeing range into some schools.





Market trends

Concerns about the rise in childhood obesity and how to encourage young people to eat more healthily are the dominant trends in the sector. We recognise that a healthy, nutritious school lunch is only part of the solution and that we have a role to play in helping young people learn the importance of wellness and nutrition and in encouraging a greater understanding of food production and practical cooking skills.




Chartwells


Scolarest

In North America, we use minimal amounts of fat in food preparations. We primarily use olive and canola oils, which have more monounsaturated and less saturated fat than other cooking oils. We use non-hydrogenated canola for fried preparations. Seasonal fruits and vegetables are offered daily, sourced from local farmers practising ecologically responsible farming methods whenever possible. We purchase meats graded 'choice' or higher and our fresh ground beef and hamburger is 80% lean. Where space and facilities permit, we roast our deli beef and turkey on the premises.

Achievements — Flik Independent Schools District Manager, Jerry Musillo, received the 2003 Leadership Award from the Food Allergy Initiative for his work developing protocols for dealing with food allergies in the school environment.

Scolarest has launched a unique 'healthy eating' distance learning qualification for school cooks. Scolarest's school chefs and catering assistants working in more than 1,700 schools across the UK will have had the opportunity to enrol for the new NCFE Intermediate Certificate in Nutrition and Health from September 2004.

In the UK, Scolarest was awarded the Local Authority Caterers Association's prestigious Nan Berger Memorial Award in recognition of their exemplary work in the training and development of education catering staff.





ESS Support Services Worldwide — ESS offers integrated outsourced solutions to our corporate clients as well as the specialist sectors of Defence, Offshore and Remote Site. We are the world leader in this rapidly growing sector, with a unique range of capabilities and best-in-class partnerships that provide our clients with facility management and support services in difficult and often hostile environments.

The key to ESS's continued success is the ability to provide innovative solutions to the needs of our clients. Design and build has been a major factor for us in recent years, during 2004 we established a new division, $4D^2$ – to provide value engineered construction management to clients, including large remote site camps providing accommodation, administration, recreation and dining facilities for up to 10,000 people. $4D^2$ applies turnkey solutions to ensure that food and other delivery systems are cost effective and fit for purpose, building them to exacting standards on time and within budget. Other divisions are already taking advantage of this experience. For example, $4D^2$ has designed and built 19 food courts in colleges and universities in North America for Chartwells.

Our growth has been fuelled by significant contract gains in all our markets. Growth has been particularly strong in the defence sector as a result of increased military and peace-keeping activity across the globe. ESS has an enviable track record in supporting the UN around the world and in 2004 we won contracts in Liberia, Eritrea and Burundi, in addition to our operations in Kosovo, Cyprus, East Timor, the Golan Heights and Lebanon. We are now looking after over 30,000 'blue helmets', making us the most extensive supplier of these services to the UN.

We are also the leading provider of services to the Turkish military, providing foodservice at over 60 locations including Manisa 1 Infantry Brigade and Golcuk Navy Command Centre and in Qatar we serve over 6,000 meals a day to the Qatar Defence Force.

In January 2002, ESS signed a Preferred Supplier Agreement (PSA) with Chevron Texaco. Concurrently, we finalised contract negotiations with Tengiz Chevroil in Kazakhstan to operate their catering,facilities management and transportation services in Atyrau and Tengiz. This contract has now developed to a current base population of 8,000 personnel. In 2004, ESS mobilised contracts in Escravos and Lekki in Nigeria, in Malongo, Angola and negotiated service agreements to provide foodservice at ChevronTexaco's new offices in Houston.

ESS has enjoyed an 18-year relationship with ConocoPhillips for catering in the Ekofisk oil field off the coast of Norway. Last year the contract was renewed for a further six years, worth over $20 million a year, along with a new contract for the Port Rigmar rig for two years, highlighting the strength of the relationship. Statoil have renewed their contract with ESS Norway for the SNORRE A+B platforms for a further three years.

We have also signed a Contractor Strategic Relationship Agreement (CSRA) with Fluor Global Sourcing & Supply Inc. for site support services around the world.

Our UK offshore division had a particularly successful year securing new and retained contracts with annual revenues of £90 million. These include a contract with Total E&P for the provision of catering, cleaning and facilities management services for almost 900 staff at the company's offices in Aberdeen and at the St. Fergus facilities near Peterhead and the Elgin Franklin, Alwyn and Dunbar offshore platforms. Other contracts include a three-year agreement with Prosafe including Safe Caledonian and MSV Regalia, Odfjell Drilling on its semi-submersible drilling rig, Deepsea Bergen, and ENI's Balmoral and Tiffany platforms.

Our People — we are committed to increasing the number of local nationals in management positions and reducing our reliance on expatriate employees. In Kazakhstan for example over 98% of our employees are local nationals. Our businesses in Gabon and Ghana are run by local nationals and our HR managers in Kazakhstan, Algeria, Angola and Nigeria are professionally qualified local nationals. Through our recently launched Future Leaders' Programme we are accelerating the development of high potential local nationals into management roles.


ESS



Corporate Social Responsibility (CSR), particularly with regard to health and safety and environmental protection (HSE), is a key point of differentiation for ESS. In 2004, we held an intensive five-day workshop attended by all our health, safety, environment and quality representatives, senior management and clients, to launch a new HSE policy. A key tenet of the policy is 'All Accidents Are Preventable', with emphasis on three core objectives: no harm to people, no accidents and no harm to the environment.

These objectives are backed up by best practice systems that are simple and effective, but flexible enough to be adapted to meet the diverse needs of the sectors in which we operate.

Our focus on health and safety has been recognised in the UK by the Royal Society for the Prevention of Accidents which awarded us one of their coveted health and safety accreditations and the British Safety Council where we won a National Safety Award for the third consecutive year.





ESS
Support Services Worldwide



Left to right:
Andy Furlong — Executive Director, Corporate Support Services
Peter Harris — CEO, ESS Support Services Worldwide
Adrian Dyer — Executive Director, Middle East



'This has been another excellent year with significant new contract gains in all corners of the globe. Through the commitment, dedication and unrivalled expertise of our teams, we are providing great service to our customers and adding real value to our clients' operations which is reflected in the longstanding relationships we have with many of our clients.'

Peter Harris
CEO, ESS Support Services Worldwide



Procurement and Purchasing — Through our experienced, specialist teams we are constantly striving to improve our efficiency and leverage our global purchasing scale, whilst ensuring that the products we source meet our requirement in terms of quality and traceability.

Each year we purchase about £5 billion of goods and services worldwide, of which over £3.5 billion is food, about one third of our total turnover. With over 40,000 outlets across the world, it is vitally important that we have replicable systems and processes to ensure that we maximise the efficiencies of our global scale. However, we also recognise that there is a growing trend amongst our clients and customers for assurance as to the source of the food they eat and the sustainability of supply. We have developed a robust purchasing model that delivers continuing opportunities for margin improvement, whilst giving us the flexibility, where necessary, to meet our clients' needs at a local level.

This model was first developed in the UK and is now being implemented across Europe through Sevita, our specialist European purchasing operation, in North America through Foodbuy and is also being adopted by other countries. We have put in place specialist category buyers who deal directly with growers, producers and manufacturers. This enables our suppliers to work to our own bespoke specification rather than forcing us to rely entirely on a network of regional wholesalers and distributors. By separating product costs from distribution costs, we have the level of quality and control we need to ensure traceability throughout the supply chain whilst achieving cost efficiency through our use of central distribution platforms. The flexibility of our model also provides opportunities for regional and niche suppliers who continue to provide added value products in each of the sectors we operate in.

In the UK, for example, Sevita has been working with Moto to source local and regional speciality products for sale in the retail shops and restaurants across the motorway service area estate. A pilot project was established with Snitterfield Fruit Farm to supply apple juice, jam, soft fruits and bakery products to Moto sites in Warwickshire on a trial basis. Following excellent feedback from customers, the project was extended across the country using our logistics partner's central distribution platform, so that the farm only had to deliver to one central location as opposed to making individual site deliveries. Snitterfield has experienced a significant increase in sales and as a result has extended its bakery operation and moved apple juice production into a new, purpose built facility on the farm.

Sevita is also working to ensure that a range of organic products and produce is available to meet customer demand. Since June 2004, working with one of our major UK distributors, we have been able to ensure that fresh organic produce such as carrots, bananas and salad items is available to all 8,500 of our UK units where they have a requirement. We use only products certified by the Soil Association or Organic Farmers & Growers.

In 2003, Fresh Gourmet Organics was supplying sandwiches to just one Compass unit at the BBC; now working with Sevita they are supplying to many additional units within the M25.

Sevita, in association with Defra, is working with a number of UK producers and growers. Over the last year, we have been working with a UK grower – PDM Produce – for the majority of our UK lettuce volume requirements during the UK growing season (May – September). Founded in the 1930s, PDM Produce is a family concern with a core business of lettuce production and marketing.

Working with us is PDM's first major step into supplying the foodservice sector and we have supported them through this change encouraging them to develop their knowledge of this expanding marketplace. In return, we have full traceability across the supply chain: lettuces grown for our business are picked, prepared and packed out in the fields using the latest technology, to ensure that the final product arrives into our central distribution platform less than 24 hours after being picked from one of PDM's farms.

In North America, Bon Appétit, working in partnership with not-for-profit organisation Environmental Defense, has launched a ground breaking purchasing policy that reduces the use of antibiotics in food animal production. Since June 2004, Bon Appétit has only purchased chicken that has been produced without the routine use of medically important antibiotics and has applied a purchasing preference for meat, dairy and seafood that have been produced with reduced amounts of antibiotics.

Through its Circle of Responsibility programme Bon Appétit has a long track record in adopting purchasing policies that support the environment and sustainability. Bon Appétit offers Fair Trade, shade grown and organic coffee; is serving as a beta-test site for biodegradable disposables made from renewable sources; and leads the way in making responsible purchasing decisions that preserve healthy fish stocks. An example of this commitment is the partnership with Monterey Bay Aquarium's Seafood Watch programme that encourages the use of sustainable seafood. The Seafood Watch mission is to shift consumer-buying habits to support sustainable fishing and aquaculture operations, we support this goal by only offering sustainable seafood choices in Bon Appétit operations.

Left to right:
Nick Thomas — Finance Director, Sevita Purchasing
Chris Bucknall — Group Chief Executive, Commercial Services
Paul Grimes — Managing Director, Sevita Purchasing



'Our purchasing model is a key competitive advantage. As we roll out this capability across our global operations we will continue to achieve growth in our like for like margin, whilst ensuring that the quality of the products and services that we buy meet the expectations of our clients and customers.'

Chris Bucknall
CEO, Commercial Services








classic
egg mayo
indulgence
italian
style

Corporate Social Responsibility — At the heart of our vision and values is a belief that through teamwork and a 'can-do' attitude we can play a positive and important role in society that can give us competitive advantage, enhance our reputation and contribute to our future growth and success.

'Behaving responsibly is part of our corporate DNA, it's what we do day in, day out. We are already doing a great deal but we aspire to be recognised as an organisation that raises awareness of and influences behaviours on issues where we can make a real difference.'

Clive Grundy
Group Human Resources Director







We know that as a global foodservice company we have an enormous influence on what our 20 million customers a day choose to eat and drink. The purchasing decisions we make have implications for food production sustainability and the environment and we have obligations to our 400,000 people and to the communities in which they live and work. We take these responsibilities very seriously and believe that we have the commitment and capabilities to make a difference to the lives of our people and to society in general.

Our approach to corporate social responsibility is to focus on those areas that are most relevant to our business and our people and where we can have a measurable impact. Issues that are of particular importance to us include wellness and nutrition for all the world's citizens, tackling social exclusion, employability amongst young people, building sustainable and healthy communities and sustainable farming and fishing.

We have made significant progress in the last year towards shaping our corporate social responsibility strategy so as to improve our performance and better report the good things we are already doing. We continue to be included in the DJSI and FTSE4Good indices and our participation in these and the Business in the Community (BiTC) Corporate Responsibility Index has provided us with an invaluable tool for identifying our key priorities and benchmarking our progress. Participating in these indices has confirmed that we are already doing a great deal. But we need to focus on implementing a framework and supporting systems to collect, measure and communicate our activity to our stakeholders. To help us achieve this, in July 2004 we appointed a Corporate Social Responsibility Director whose role is to embed CSR into our day-to-day operations and implement mechanisms across all of our operations enabling us to assess, improve and communicate our CSR performance.

An important first step in shaping our strategy will be the production of an advocacy document that enables our managers and key stakeholders to understand our approach to CSR. The document will identify our key impact areas, highlight some of the things we are already doing and lay out what we intend to do next.

In July 2004 we decided to demonstrate our belief in acting responsibly by becoming a signatory of the United Nations Global Compact. This is a signal of our commitment to the ten principles enshrined in the Compact in relation to human rights, labour standards, the environment and anti-corruption. We will report in 2005 on what we have done to embed these principles in our day-to-day operations.

In September 2004 the Board ratified our Business Principles, setting out the relationship we have with key stakeholders and reflecting the commitments in the UN Global Compact.

The Principles were developed following consultation with the business and key stakeholders such as the Compass Group European Council (CEC) and in association with the Institute of Business Ethics. During 2005 we will begin to put in place the training and communication materials and compliance systems required to support these Principles.

Community — We have a strong track record in community engagement. The Compass in the Community Awards, established in 1996, recognise the best community-based initiatives across the world that tackle social exclusion, improve employability and promote sustainability and diversity, and reward successful teams with a donation to support their project.

In 2004 the worldwide Compass in the Community Gold Award went to Eurest Turkey for its '1 Book Today, 1000 Ideas Tomorrow' project which has established a pioneering infrastructure for distributing products to needy communities in Eastern Turkey. The first year's objective was to support the enlightenment of school children in poor villages. In 10 months 20,000 books have been recycled and distributed to 45 village schools, 13 new school libraries were set up and books were also delivered to three prisons and four local libraries.

The Silver Award went to Eurest Czech Republic for its 'We Don't Know Indifference' project in India which in partnership with the archdiocese charity in Prague, supports a group of 30 orphans in a centre in Honavar, south-west India. The children are supported in two ways – a much-improved diet and the provision of basic education. An amazing 71% of Eurest's employees in the Czech Republic have financed the project through voluntary deductions from their pay.

The two Merit Award winners were Scolarest in the UK for their work with ChildLine, the UK's 24-hour free and confidential help line for children and young people, and Compass North America at Sikorsky Aircraft for its 'Complete the Sky' project.

In addition to the Compass in the Community Awards, our operations across the world support a range of activities through financial support, employee volunteering, gifts in kind and partnerships with clients, community groups and charities.

In the UK, working with the charity Training for Life which helps people from a socially excluded or long term unemployed background to re-establish their self-esteem, we are a key sponsor of the Hoxton Apprentice in London's Shoreditch. The 100-seater 'Restaurant for Life' is partly staffed and catered for by a team of 'apprentices', who were previously unemployed or homeless. They are trained and mentored by a complement of professionally qualified and experienced personnel over a six-month period in an environment where they can flourish before moving into work placements or full-time employment with companies such as Whitbread or Compass. All profits from the Hoxton Apprentice are used to support future developments and contribute to a sustainable business model. The first twelve apprentices graduated in October 2004 and four of them have been appointed by Restaurant Associates where they will receive continuing training and development to enable them to complete the City and Guilds NVQ Level 2 course in Food Preparation and Cooking. We expect 50 apprentices to graduate each year. The project was recognised with an award at the recent Springboard Awards for Excellence 2004.

Our CEO, Michael Bailey, has taken over the chairmanship of Business in the Community's Rural Action Leadership Team which encourages business engagement with rural communities.

Corporate Social Responsibility continued — Great people are at the heart of our success and our aim is to be the preferred employer in our industry. We are well on the way to achieving this.

In North America, 'Levy Cares' reaches out to support causes and organisations dedicated to children, those infected and affected by HIV/AIDS and the homeless. For instance in Chicago, Bistro 110 works with 'Pathways to Development' which helps children in foster care in Cook County develop their talents in music, painting and the performing arts. Bistro 110 regularly holds classes in the restaurant, providing a delicious meal, a place to learn and volunteers to work with the children.

Also in North America, 150 employees, friends and family members of Morrison Management Specialists volunteered over 1,000 hours on eight Saturdays to hammer nails, swipe paint brushes and climb ladders for 'The Home Morrison Built' the 706th Habitat for Humanity home in Atlanta. Morrison's support doesn't stop there, three members of the team will act as mentors to the new owner to help educate and empower them to make the most of their new home. Bon Appétit has also sponsored a Habitat for Humanity home in Portland, Oregon.

A food bank inundated with food donations seems like a good thing, but not if there aren't enough people to sort the food and get it where it needs to go. Contemplating this dilemma in New Jersey several years ago, Mark Maloney, Eurest's senior vice president of dining services in North America came up with a novel solution as to how to get the food sorted and have fun while doing it. He arranged volunteers, brought in a DJ to liven up the depot with upbeat music and a new tradition, 'Sort by the Tunes' was born. It was so successful that he introduced it into food banks in San Antonio and Phoenix, and in September 2004 Compass teams from all over North America spent four hours sorting food at local food banks.

In Italy, Onama has joined SITICIBO the Food Bank Foundation project created to implement the 'Buon Samaratino' or Good Samaritan law which makes it legal to distribute unused food to voluntary organisations which offer free meals to people in difficulty. Onama has developed a 'no more waste in school kitchens' initiative to help children understand how important it is not to waste food.

In South Africa our team supported World Aids Day by raising thousands of rand to support two charities, Acres of Love and Hearts of Hope. These charities provide homes, love and hope for abandoned and HIV positive babies and children who are found sometimes discarded on the roadside, in rubbish bins or simply left behind in hospitals. On World Aids Day we also provided a meal for all the children and volunteers, and ice cream and lucky bags as well.

For the last three years, ESS Servicos de Supporte, in East Timor has supported the Charity HOPE through the provision of food, cooked meals and a range of other donations to help refugees and orphans.

Over the past two years, SSP UK Rail has raised over £200,000 for the charity Railway Children, through a series of fund-raising initiatives; the latest involved staff conquering the three highest mountain peaks in the UK on foot as part of the Three Peaks Race. The Railway Children charity supports runaway and abandoned children who live in and around the world's railway stations.

Environment — We take our environmental responsibilities very seriously and the Compass Group Safety, Health and Environment Forum (SHEF) exists to set standards and promote policy and best practice across the Compass Group.

Our Compass Managers' Environmental Handbook continues to be implemented across the Compass Group and has acted as a catalyst for many local examples of proactive environmental management and awareness initiatives. In the UK, Compass Group has been instrumental in developing the UK's first formally accredited environmental external qualification, the BTEC Advanced Award in Environmental Management. Compass UK has also been awarded a renewable energy certificate by npower in recognition of the company's transfer to 100% renewable energy sources for electricity at all offices and units supplied by the utilities company. Approximately 326 GWhs of green energy were used by Compass UK a year, which means about 200,000 tonnes of CO_2 were saved from being released into the atmosphere. Since 1 November 2004, every vehicle leaving the central distribution depot in Royton has been running on a 5% biodiesel mix. It is planned to extend this initiative to more of our distribution depots over the next year which will mean that over 50% of our deliveries will be made in an eco friendly way.

In France, Scolarest, in partnership with the French power supplier EDF and Renault is delivering school meals in electrically powered vehicles. Not only are such vehicles significantly more environmentally friendly, the running costs are five times lower than that of a petrol powered vehicle. Over the next year, Scolarest plans to roll this programme out to further sites in France.

In North America, Chartwells has been experimenting with recycling, waste reduction and pulping programmes. Where possible, Chartwells will integrate food pulpers in their kitchens to increase the amount of pre-consumer waste that is hauled to local farmers to be used as soil improvers. It also works to find economical biodegradable products, including disposable plates, cups and flatware. In some districts Chartwells serves meals on pulp trays made from recycled paper and works to encourage its customers to recycle styroforam serving trays, which are processed into other products.







'People are at the heart of our vision and values. By behaving responsibly towards them and society in general we believe that people will want to work for us and with us because of the opportunities we create for them to contribute to and share in our future success.'

Tracy Robbins
Group Human Resources Director, Leadership and Development

Following on from the global success of the Compass Managers' Environment Handbook, our Safety, Health and Environment Forum has developed Food Safety and Health & Safety handbooks for our unit managers. Based on existing best practice initiatives from around the Group, the handbooks incorporate a simple but effective measurement process which will ensure that our businesses can achieve the desired Compass standard for health and food safety management. The handbooks underpin our commitment to ensuring that our unit managers understand and then implement their responsibilities for ensuring not only employee and customer satisfaction but also a safe working environment.

ESS held an intensive five-day workshop, ESSential Safety, with employees, clients and suppliers to highlight health and safety policies and develop consistent best practice approaches for their operations around the world. Radhakrishna Hospitality Services LTD, a leader in hospitality and catering services in India, received a Health, Safety, Security and Environment Performance award from British Gas India. The award, based on international judging criteria, measures safety performance, competency and a proactive approach to Health, Safety and Security initiatives.

Our People — Our 2003 global employee survey told us half our workforce agree that Compass Group is their preferred employer and, overall, there is a high level of pride in and goodwill towards the company. The research also informed us that our values are mostly lived across the company: being passionate about quality and teamwork resonated across all our sectors. Our key opportunities lie in developing our value of sharing success, and in particular developing people for long-term careers, and improving public recognition and fair pay policies. Action plans for improvement in these areas are being implemented across the Group and the employee survey is being conducted once again this year to enable us to benchmark our progress.

To ensure that we continue to recruit, develop and retain the very best people, last year, we launched our employment brand, which commits to giving our people real opportunities and aims to promote employment opportunities within Compass Group. Consistent communication and advertising, which features our own people, is now used across the world.

Sharing success is one of our key values and a great way of doing this is through our 100 Great Ideas programme. Employees are invited to submit ideas around business improvement, service and teamwork to be considered by our CEO, Michael J Bailey, for recognition. Over 26 countries participated in the programme this year and the 100 employees submitting the ideas considered to be the most impressive are rewarded with 100 Compass shares. Ideas we received range from tips on how to know your customers better, how to improve health and safety performance through the creation of client partnerships, to product promotion ideas.

In recognition of our achievements in driving forward our vision of Great People, Great Service, Great Results, we were declared the winners of three awards at the 2004 HR Excellence Awards: Best HR contribution to business strategy, Excellence in change management and the Overall HR Excellence Award.

Across the company are amazing people who already do great things to improve the communities in which they live and work. My board colleagues and I are excited about the opportunities we have to build on what we already do to define ourselves as a truly responsible company.

Clive Grundy
Group Human Resources Director


COMPASS
great people real

Directors, Senior Executives and Advisors

Board

Sir Francis Mackay 1
Chairman

Michael Bailey 2
Group Chief Executive

Andrew Martin ACA 3
Group Finance Director

Alain Dupuis 4
Chief Executive Officer,
Eastern Division

Clive Grundy 5
Group Human Resources Director

Peter Cawdron 6
Deputy Chairman and
Senior Independent Director

Peter Blackburn CBE 7
Non-executive Director

Denis Cassidy 8
Non-executive Director

Val Gooding CBE 9
Non-executive Director

Sven Kado 10
Non-executive Director

Steve Lucas 11
Non-executive Director

Andrew Lynch 12
Chief Executive Officer,
Select Service Partner

1 2



3 4



5 6



7 8



9



10 11



12



Other Senior Executives –

Chris Bucknall* 13
Group Chief Executive, Commercial Services and Chief Executive Officer Selecta

Antoine Cau* 14
Chairman and Chief Executive, Western Europe

Don Davenport* 15
Chief Executive Officer, UK and Ireland

Gary Green* 16
Chief Executive Officer, North America

Peter Harris* 17
Chief Executive Officer, ESS Support Services Worldwide

Miguel Ramis* 18
Chief Executive Officer, Europe and Latin America

Ronald Morley* 19
Secretary

* Not directors of the company


13


14 15


16


17 18


19

Directors, Senior Executives and Advisors
continued

Sir Francis Mackay 1
Chairman
Appointed Chairman in July 1999 having joined the Group in 1986 as finance director. Appointed Group Chief Executive in 1991 and additionally Deputy Chairman in September 1994. He is Chairman of the nomination committee, Chairman of English National Opera and non-executive Chairman of Kingfisher plc. Sir Francis received his Knighthood in 2003 for services to the hospitality industry and charity. Age 60.

Michael Bailey 2
Group Chief Executive
Appointed Group Chief Executive in July 1999 having been appointed to the Board in 1995. Joined the Group in 1993 to head up the Group's branded concepts team. Appointed Chief Executive Officer of the North American Division on the acquisition of Canteen Corporation in 1994. Previously he was Managing Director of Gardner Merchant UK and for six years President of its USA business. Age 56.

Andrew Martin ACA 3
Group Finance Director
Appointed to the Board in March 2004. He was previously a partner with Arthur Andersen and held senior financial positions with Forte PLC, Granada Group PLC and as finance director of the Hotels Division of Compass Group PLC. Following the disposal of the Hotels Division in 2001, Andrew joined First Choice Holidays PLC as finance director rejoining Compass Group in 2004. He is an Associate of the Institute of Chartered Accountants and an Associate of the Chartered Institute of Taxation. Age 44

Alain Dupuis 4
Chief Executive Officer, Eastern Division
Appointed to the Board in September 1995. A founder of Ticket Restaurant in Belgium and previously Chief Executive Officer of Seafood Broiler (a Californian restaurant chain), National Cleaning Contractor (a building maintenance company in the USA) and Eurest International. Age 60.

Clive Grundy 5
Group Human Resources Director
Appointed to the Board in October 2002 having joined the Group in 1985 initially as Human Resources Director for the UK Division and subsequently held senior positions in operations and other functions. Took on Group-wide responsibility for human resources as a member of the Executive Committee in 1996. Age 53.

Peter Cawdron 6
Deputy Chairman and Senior Independent Director
Appointed to the Board in November 1993. Formerly a director of Grand Metropolitan PLC and is now Chairman of Capital Radio PLC and a non-executive director of a number of companies, including Arla Foods UK PLC, Capita Group PLC, Christian Salvesen PLC, Johnston Press PLC, ARM Holdings PLC and Punch Taverns PLC. He is Chairman of the audit and remuneration committees and is a member of the nomination committee. Age 61.

Peter Blackburn CBE 7
Non-executive Director
Appointed to the Board in April 2002. He is Chairman of Northern Foods plc, and a non-executive director of SIG plc. He is a past president of the Food and Drink Federation and was until 2001 Chairman and Chief Executive of Nestlé UK. He is a member of the audit, remuneration and nomination committees. Peter was awarded a CBE in 2003 for services to the food and drink industry. Age 63.

Denis Cassidy 8
Non-executive Director
Appointed to the Board in June 1994. He is a former Chairman of Satellite Information Systems, Newcastle United PLC, Liberty Public Limited Company, Ferguson International Holdings PLC, The Oliver Group plc and is a former non-executive director of Forever Broadcasting plc. He is a member of the audit, remuneration and nomination committees. Age 71.

Val Gooding CBE 9
Non-executive Director
Appointed to the Board in January 2000. She is Chief Executive of BUPA and formerly a non-executive director of BAA plc and Cable & Wireless Communications plc. She is a member of the audit, remuneration and nomination committees. Val is a member of the Council of University of Warwick and chair of the Advisory Board of Warwick Business School. She was awarded a CBE in 2002 for services to business. Age 54.

Sven Kado 10
Non-executive Director
Appointed to the Board in April 2002. He is Chairman of Marsh & McLennan Holdings GmbH and was previously Chief Financial Officer at Nixdorf Computer AG, Chief Financia Officer at Dyckerhoff AG and senior advisor at Principal Finance Group/Nomura International. He is a member of the audit, remuneration and nomination committees. Age 60.

Steve Lucas 11
Non-executive Director
Appointed to the Board in July 2004. He is Group Finance Director of National Grid Transco plc having been previously Executive Director, Finance of Lattice Group plc. He is a chartered accountant and since leaving private practice in 1983 has held a number of senior finance positions with Shell International Petroleum Company and British Gas. More recently he was Treasurer at BG Group plc. Age 50.

Andrew Lynch 12
Chief Executive Officer, Select Service Partner
Appointed Chief Executive Officer, Select Service Partner in March 2004 having been appointed to the Board as Group Finance Director in 1997. He joined Compass Group in 1992 as finance director of the UK Division. He was previously finance director of Travellers Fare Limited and is a non-executive director of Dixons Group PLC. Age 47.

Chris Bucknall* 13
Group Chief Executive, Commercial Services and Chief Executive Officer Selecta
Involved in the management buyout of Compass Group in 1987 and in 1991, after a year at Norwest Holst, rejoined the company as Chief Executive of the catering operations, later becoming Group Purchasing Director. Joined Granada as Chief Executive of Granada Purchasing Ltd, rejoining Compass Group upon the merger with Granada to be responsible for Group purchasing. Age 54.

Antoine Cau* 14
Chairman and Chief Executive, Western Europe
Joined the Group on the merger with Granada having been Chief Executive of Forte Hotels. Joined Forte in 1998, prior to which he was President of Hertz International and Vice President of the Hertz Corporation where he spent 25 years. Age 56.

Don Davenport* 15
Chief Executive Officer, UK and Ireland
Appointed as UK Chief Executive Officer in July 2000, following the merger with Granada. He originally joined Granada through its acquisition of Sutcliffe in 1993. In 1996 he became Managing Director of Granada Hospitality and in 1998 he became Chief Executive of Granada Restaurants. Age 61.

Gary Green* 16
Chief Executive Officer, North America
Joined the Group in 1986 in a senior finance role in the UK Division. Became a UK divisional director in 1992 and moved to the USA in 1994 as Chief Finance Officer of the Group's North American Division. Appointed to current role in July 1999. Age 47.

Peter Harris* 17
Chief Executive Officer, ESS Support Services Worldwide
Joined the Group in 1993 as a senior executive in the UK Division and became a UK divisional director in 1995. Appointed to his current position in 1997. Age 48.

Miguel Ramis* 18
Chief Executive Officer, Europe and Latin America
Joined the Group in September 1995 having previously managed the inflight catering business of Accor in Spain. Appointed to current role in July 1999. Age 48.

Ronald Morley* 19
Secretary
Joined the Group in 1978 initially as an accountant. Appointed company secretary of a number of Group subsidiary companies in 1984 and Group Company Secretary in 1989. Age 52.

* Not directors of the company

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Solicitors
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Stockbrokers
ABN Amro Group
250 Bishopsgate
London EC2M 4AA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Financial Advisors
Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

International Financial Reporting Standards

Following the European Union's adoption of Regulation (EC) No 1606/2002, all publicly listed companies in the EU will be required to adopt International Financial Reporting Standards ("IFRS") including revised International Accounting Standards ("IAS"), in issue at 31 March 2004, for their financial statements from 2005. Consequently the Group will be implementing IFRS from 1 October 2005.

The first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 March 2006 but the requirement to present comparative information means that a balance sheet as at 30 September 2004 and primary statements for the six months to 31 March 2005 and the year to 30 September 2005, prepared in accordance with IFRS, will also be required. The Group will continue to report its consolidated financial statements in accordance with UK GAAP for the year to 30 September 2005.

Compass has established a project steering committee to co-ordinate the transition to IFRS and a dedicated project team has been established to study the effects on the Group's accounts of adopting IFRS. The team has been following a three-phase transition plan: preliminary assessment, detailed impact study and implementation. It provides the project steering committee and the audit committee with regular updates of its progress and also works closely with the divisional teams through a network of key contacts.

The Group is continuing to perform a detailed assessment of the impact of IFRS on its accounting policies and published financial statements.

The following areas that could impact Compass Group's financial statements have been identified. This summary is not intended to be a complete list of areas. Further differences may arise as a result of the Group's continued detailed assessment and interpretations of IFRS and any pronouncements issued by the International Accounting Standards Board ("IASB"). In addition, the Group may elect to adopt early any further accounting standards issued by the IASB before the publication of its first consolidated IFRS financial statements.

Financial instruments — The Group's policy is to match its principal projected cash flows by currency to actual or effective borrowings in the same currency. Where necessary it uses cross currency swaps and forward foreign exchange contracts to achieve this. The Group also uses interest rate swaps to achieve its policy that at least 80% of projected debt is fixed for the first year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Under IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"), all derivative instruments are measured at fair value. The Group will be required to designate its foreign currency borrowings and derivative contracts as hedges of specific assets, liabilities, income and/or expenses. Due to the non-IFRS compliant nature of certain historic instruments still in place, the Group may not be able to designate all of its existing foreign currency borrowings and derivative contracts as hedges in accordance with IAS 39.

Where the Group is able to designate its foreign currency borrowings and derivative contracts as hedges, the effectiveness of each hedge will be tested against stringent defined criteria. If the hedges are effective, hedge accounting treatment will be achieved and the change in value of the effective portion of the hedges recognised as a movement in reserves. All other changes in value of foreign currency borrowings and derivative contracts will be recognised in the income statement for the period.

Under the IFRS transition rules, IAS 39 and IAS 32 Financial Instruments: Disclosure and Presentation ("IAS 32") will apply to the accounting period beginning on 1 October 2005 with no requirement for comparative information in the period to 30 September 2005. However, the Group intends to apply the requirements of IAS 32 and IAS 39 to the comparative period, although hedge accounting treatment will not be available for all material foreign currency borrowings and derivative contracts for 2005.

From 1 October 2005, the Group will aim to achieve hedge accounting treatment for all material foreign currency borrowings and, wherever possible, for its interest rate hedges.

Goodwill — Under UK GAAP, the Group's policy is to capitalise goodwill in respect of businesses acquired and amortise it on a straight-line basis over its estimated useful economic life, which has been assessed as 20 years for all acquisitions to date.

On transition to IFRS, IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") requires the Group to review the carrying value of capitalised goodwill at 30 September 2004 for potential impairment. In accordance with IFRS 3 Business Combinations, no amortisation of goodwill will be charged in the Group's consolidated IFRS income statement from 1 October 2004. Instead annual reviews of the goodwill will be performed to test for potential impairment.

Share-based payments — Under UK GAAP, the cost of share options is based on the intrinsic value of the option at the date of grant, such that options granted to employees at market price or under Inland Revenue approved SAYE or equivalent overseas schemes do not generate an expense. Under IFRS 2 Share-based Payment, the Group is required to measure the cost of all share options granted since 7 November 2002 using option pricing models. As a result of the above, and in respect of other share-based payments, an additional non-cash expense will be recognised in the consolidated IFRS income statement.

Post-employment benefit schemes — Under UK GAAP, the Group currently accounts for defined benefit pension schemes in accordance with SSAP 24 Accounting for Pension Costs ("SSAP 24"). The Group also reports in note 22 to the financial statements the transitional disclosures required in accordance with FRS 17 Retirement Benefits ("FRS 17"), including the adjustment from the figures reported under SSAP 24 which would be required if FRS 17 was adopted in the financial statements.

The methodology and assumptions used to calculate the value of pension assets and liabilities under FRS 17 are substantially consistent with the requirements of IAS 19 Employee Benefits ("IAS19"). One area of difference that may impact the adjustment from FRS 17 to IAS 19 relates to the valuation of pension fund assets. Under FRS 17, equities are valued using mid-market prices at valuation date whereas IAS 19 requires the use of bid prices.

Proposed dividends — Under SSAP 17 Accounting for Post Balance Sheet Events, proposed dividends are accrued for as an adjusting post balance sheet event in the accounting period to which they relate. Under IAS 10 Events after the Balance Sheet Date, dividends are recognised in the accounting period in which they are declared. Accordingly, the Group will not recognise the accrual for its 2004 final dividend in its 2004 IFRS balance sheet and will report it in the consolidated IFRS statement of changes in equity for the period ending 30 September 2005.

Subsidiary companies — Under UK GAAP, an undertaking is treated as a subsidiary for accounting purposes in circumstances where the parent has the ability to direct the operating and financial policies of that entity with a view to gaining economic benefits from its activities. IAS 27 Consolidated and Separate Financial Statements ("IAS 27") defines a subsidiary on the basis of the legal form of arrangements determining control over its financial and operating policies. Accordingly, the Group is considering whether its interests in certain companies will continue to qualify as subsidiaries under IAS 27.

Deferred tax — Under IAS 12 Income Taxes ("IAS 12"), certain temporary timing differences, for example in respect of rollover relief and revaluation gains that previously were not recognised under UK GAAP, will be recognised. In addition, the discounting of deferred tax balances, permitted under UK GAAP by FRS 19 Deferred Tax and adopted by the Group, is not allowed by IAS 12.

IAS 12 does however permit the recognition in the income statement of tax relief on goodwill arising on acquisitions that was written off to profit and loss reserve under UK GAAP prior to 1 October 1998. Accordingly, under IFRS, the Group expects to maintain in the income statement the tax benefit of goodwill amortisation in line with amounts currently recognised as discounting under UK GAAP.

Leases — The Group occupies a number of leased properties. IAS 17 Leases ("IAS 17") states that the land and buildings elements of a lease of land and buildings should be considered separately for the purposes of lease classification. The Group is assessing whether the buildings element of certain property leases, currently treated as operating leases under UK GAAP, should be capitalised as finance leases in accordance with the requirements of IAS 17.

2004 Financial Statements

Contents

The directors present their annual report and the audited financial statements for the year ended 30 September 2004.

Activities, results and future prospects — The Group's trading results, future prospects and operating company activities are described in detail in the Chairman's statement and Chief Executive's review, the review of operations, the financial review and the financial statements. The Group agreed to increase its shareholding in Onama S.p.A. in December 2004 as disclosed in note 26 to the financial statements.

Directors — Details of the directors of the Company are set out on page 44. All the directors served throughout the year with the exception of Andrew Martin and Steve Lucas. They were appointed to the Board on 15 March 2004 and 7 July 2004 respectively. Accordingly, they retire and offer themselves for election at the 2005 Annual General Meeting. Alain Dupuis and Val Gooding retire from the Board by rotation. In accordance with the revised Code on Corporate Governance, Denis Cassidy and Peter Cawdron are subject to annual retirement. Alain Dupuis, Val Gooding and Peter Cawdron being eligible offer themselves for re-election at the 2005 Annual General Meeting. Denis Cassidy has decided not to seek re-election and will retire from the Board at the conclusion of the 2005 Annual General Meeting.

Directors' interests — Details of the interests of the directors holding office at the end of the year in the ordinary share capital of the Company are set out in the Remuneration Committee's Report on pages 56 to 64. None of the directors had any interests in the shares of any of the Company's subsidiaries at any time during the year. None of the directors had a material interest in any contract of significance with the Company or any of its subsidiary undertakings during the year.

Dividends and results — A final dividend on the ordinary shares is proposed for the year ended 30 September 2004 of 6.2 pence per share which together with the interim dividend paid of 3.1 pence per share makes a total for the period of 9.3 pence per share (2003: 8.4 pence per share). Subject to the declaration of the final dividend at the 2005 Annual General Meeting, the final dividend will be paid on 14 March 2005 to shareholders on the register at the close of business on 18 February 2005. The shares will be quoted ex-dividend from 16 February 2005.

Acquisition of Compass Group shares — During the year the Company completed the £300 million on market share buy-back programme announced in February 2003 with the purchase and cancellation of 18,861,000 ordinary shares in the Company (2003: 71,366,000 ordinary shares) for a consideration of £69 million including costs (2003: £233 million). Further details are set out in note 19 to the financial statements on page 85.

Payments to suppliers — The Group's policy and procedure which is internally rather than externally set in relation to all its suppliers is to settle the terms of payment with those suppliers when agreeing the terms of each transaction. The Group will abide by those terms provided that it is satisfied that the supplier has supplied the goods or services in accordance with the agreed terms and conditions. The number of days' purchases outstanding for payment by the Group as at 30 September 2004 was 58 days (2003: 70 days).

Substantial shareholdings — As at 30 November 2004 the Company had received notification of material interests in its issued ordinary share capital from the following.

	No. of shares (m)	% of issued capital
Franklin Resources, Inc. and its affiliates	87.0	4.0
Barclays PLC	66.6	3.1
Scottish Widows Investment Partnership Limited	64.7	3.0

A profile of shareholdings in the capital of the Company is set out on page 99.

Political and charitable donations — Charitable donations for the year amounted to £1,217,000. There were no donations for political purposes but because the full extent of current UK legislation in this area is uncertain, the directors will once again propose a resolution (on a precautionary basis) at the 2005 Annual General Meeting to authorise such expenditure. Further details are given on page 51.

Employees — The Group is committed to an active policy of equal opportunity from selection and recruitment, through training and development, appraisal and promotion to retirement.

The policy promotes an environment free from discrimination, harassment and victimisation where all employees can receive equal treatment regardless of gender, colour, ethnic or national origin, disability, age, marital status, sexual orientation or religion.

The policy gives full and fair consideration to the recruitment of disabled persons. Where disabled persons are employed their training (including retraining for alternative work for employees that become disabled) and development for promotion are encouraged and assisted. Expert advice is taken on the needs of disabled employees and special equipment is provided where appropriate.

Group personnel policies ensure that all employees are made aware on a regular basis of the Group's policies, programmes and progress. Extensive use is made of briefing meetings, in-house magazines, notice boards and other communications channels including Mercury, the Group's global intranet. Mercury facilitates the capturing and sharing of information and knowledge and provides an important link to the Group's employees worldwide. The Company operates a range of employee share schemes and they are described in the Remuneration Committee's Report on pages 56 to 64.

Environment — Information relating to the Company's responsibilities towards the environment is given on pages 39 to 41.

Auditors — In accordance with the recommendation of the Audit Committee as disclosed on page 54, Resolution 9 set out in the Notice of the Annual General Meeting relating to the re-appointment of Deloitte & Touche LLP as auditors to the Company will be proposed at the 2005 Annual General Meeting.

Annual General Meeting — The Annual General Meeting will be held on Monday 14 February 2005 at 11.00am in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. Notice of the meeting is set out in pages 97 and 98 and an explanation of the special business to be considered at the meeting is set out below.

Share Bonus Matching Plan (Resolution 11) — The Company operates a share bonus matching arrangement, described in the Remuneration Committee's Report on pages 56 to 64, which is not currently subject to performance criteria. For 2005 and thereafter, the Remuneration Committee has decided to recommend the introduction of the Company's new Share Bonus Matching Plan (the "Matching Plan") which will be subject to performance criteria. The key features of the Matching Plan are summarised below. Under the Listing Rules, shareholder approval of the Matching Plan is required where performance criteria apply. Accordingly, Resolution 11, which is being proposed as an Ordinary Resolution, seeks to approve the Matching Plan.

Summary of the Matching Plan

Eligibility — From 2005, executive directors and other senior executives that participate in an annual bonus plan operated by the Company will be eligible to participate in the Matching Plan at the discretion of the Remuneration Committee (the "Committee"). Participation in the Matching Plan is at nil consideration. No awards will be made within six months of an executive's anticipated retirement and no invitations to participate may be made more than 10 years following the date on which the Matching Plan is approved by shareholders.

Share awards — Under the Matching Plan, participants will be able to invest either directly or via associates such as family trusts up to 50% of their annual bonus and enhanced bonus (in both cases, on a pre-tax basis) in Compass shares (the "Purchased Shares"). If the participant remains in service for three years, he will, subject to the satisfaction of the performance condition, be eligible to receive a one-for-one matching share award (based on the pre-tax amount of the bonus that has been invested). Awards made under the Matching Plan are referred to as Matching Shares.

At the end of the three year period, the Matching Shares will be released to the participant. Matching Shares will not be released to participants under the Matching Plan unless the performance condition is met. During the holding period, participants will be treated as the beneficial owners of the Purchased Shares and will be entitled to the receipt of dividends.

Performance condition — The Matching Shares are only awarded after three years if the following criteria have been achieved: 50% of Matching Shares awarded if underlying earnings per share (EPS) growth over the three year performance period is at least an average of RPI +4% per annum; 75% of Matching Shares awarded at RPI + 6% per annum; and 100% Matching Shares awarded at RPI +8% per annum. Where growth is between RPI +4% and RPI +8%, the number of Matching Shares will be awarded on a straight line basis. No shares will be awarded if EPS growth is less than RPI +4%. There will be no performance retest. The Committee reserves the right to vary this performance target for future grants provided that in its reasonable judgement the new target is no less challenging in the light of the Group's business circumstances and internal forecasts. If the performance condition is met, the Matching Shares will vest. Participants are entitled to call for the Matching Shares within 12 months after the end of the holding period, otherwise the Matching Shares will lapse.

Cessation of employment — A leaver's entitlement to Matching Shares will lapse if he leaves the Company's employment, unless he leaves by reason of death, disability, retirement (either at or after normal or agreed retirement date), or in other circumstances at the discretion of the Committee ("good leavers").

Investments in Purchased Shares by good leavers will remain eligible for Matching Shares provided the Purchased Shares are held at the end of the relevant performance period and the performance condition described above has been met. However, the number of Matching Shares will normally be pro-rated on the basis of actual service within the three financial years constituting the performance period. Exceptionally (for example, if a participant is terminally ill), the Committee may release Matching Shares early. In the case of retirees, the Committee may moderate the application of the pro rata reduction if it considers that the participant's contribution to the business would not be fully recognised if the Matching Share entitlement was scaled down in the manner described above.

If a leaver loses his entitlement to Matching Shares, he will still retain his Purchased Shares.

Change of control — In the event of a change of control, performance will be measured to the date of the change of control and Matching Shares will vest on the basis of performance up to the time of the change of control. The Committee will have discretion to adjust the vesting level if it considers that the performance condition would have been met to a greater or lesser extent at the end of the full three-year performance period.

Any internal reorganisation to create a new holding company will not result in the accelerated vesting of the Matching Shares which will be replaced by awards over shares in the new holding company unless the Committee determines otherwise.

Adjustment of Matching Shares — If there is a variation in the share capital of the Company (including without limitation a capitalisation issue, rights or bonus issue or sub-division or consolidation of share capital, or a reduction of capital, or in the event of a demerger or payment of a special dividend), the Matching Shares may be adjusted to reflect that variation.

Rights attaching to shares — A participant will not have any voting or dividend rights prior to the vesting of the Matching Shares. All Matching Shares allotted under the Matching Plan will carry the same rights as any other issued ordinary shares in the Company and application will be made for the Matching Shares to be listed by the UK Listing Authority and traded on the London Stock Exchange.

Benefits received under the Matching Plan are not pensionable and may not be assigned or transferred except on a participant's death.

Alterations to the Matching Plan — The Committee will have power to amend the rules of the Matching Plan, provided that no amendment to the advantage of participants or eligible employees may be made to provisions relating to the key features of the Matching Plan without the prior approval of shareholders in general meeting unless the amendment is minor and made to benefit the administration of the Matching Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment. Key features are: who can be a participant, the limits on the number of shares which can be issued under the Matching Plan, the basis for determining a participant's entitlement to shares, and the terms on which they can be acquired, and the provisions relating to adjustments in the event of a variation in the Company's share capital.

Additional schedules to the rules can be established to operate the Matching Plan outside the UK. These schedules can vary the rules of the Matching Plan to take account of any securities, exchange control or taxation laws or regulations.

Limits on the issue of shares — The Matching Plan will be subject to the limit that, in any ten-year period, not more than 10 per cent of the issued ordinary share capital of the Company from time to time may be issued or issuable under all the Company's share plans. The Committee will adopt appropriate policies to ensure that sufficient shares are available for these plans throughout the ten-year period, and may purchase shares in the market if desirable. The Committee may use treasury shares for the purposes of the Matching Plan.

Where Matching Shares are satisfied using existing shares, these will be held in a discretionary employee benefits trust. The trust will also have the facility to subscribe for new shares within the limits referred above. The trust will not in any event hold more than 5 per cent of the Company's issued share capital.

Donations to EU political organisations (Resolution 12) — It is not Compass Group policy to make donations to political parties. Nevertheless, following enactment of the Political Parties, Elections and Referendums Act 2000 it is possible that certain routine activities undertaken by the Company and its subsidiaries might come within the broad scope of the Act. Any expenditure that is regulated under this Act must first be approved by shareholders. In order to avoid inadvertent infringement of the Act, Resolution 12, which will be proposed as an Ordinary Resolution, seeks to give the directors authority, until the Annual General Meeting to be held in 2006, to make donations and incur expenditure which might otherwise be caught by the terms of the Act up to an aggregate amount of £125,000.

Amendment to Authorised Share Capital (Resolution 13) — The issued non-voting redeemable preference share capital in the Company has been redeemed entirely and accordingly Resolution 13, which will be proposed as an Ordinary Resolution, seeks to cancel the authorised but unissued shares forming this class of capital. The effect will be to reduce the authorised share capital of the Company from £300,050,998 to £300,001,000 divided into 3,000,010,000 ordinary shares of 10 pence each.

Amendment to Articles of Association (Resolution 14) — The current articles of association of the Company have not been altered since they were adopted in November 2000 (the "Current Articles"). In light of changes since that time to company law and standards of corporate governance and in order to allow the Company to make greater use of electronic methods of communication, the directors propose that changes should be made to the Current Articles to bring them up to date. Accordingly, Resolution 14, which will be proposed as a Special Resolution, seeks to make these changes by adopting new articles of association for the Company (the "New Articles"). The principal changes to the Current Articles are summarised below.

Redeemable Preference Shares — Proposed changes: deletion of Current Article 4 and the definition of "LIBOR" in Current Article 2
The Company's current authorised share capital is £300,050,998 consisting of 3,000,001,000 ordinary shares of 10 pence each and 49,998 non-voting redeemable preference shares of £1 each. The redeemable preference shares were issued as part of the Compass/Granada merger and demerger and have now been entirely redeemed and cancelled. As they no longer exist for legal or practical purposes, there is no need to provide for their mechanics of issue and redemption. It is therefore proposed that the relevant provision be deleted from the New Articles. A separate resolution (Resolution 13) is being proposed at the 2005 Annual General Meeting so that the Company's authorised share capital reflects the redemption and cancellation of this class of share capital.

Treasury Shares — Proposed changes: amendments to Current Articles 7, 12.1, 45, 47, 59, 71.1(b), 125.1 and 144 (New Articles 11-15, 20, 58, 60, 82, 94(b), 159 and 186(h))
At the Annual General Meeting held in 2004, resolutions were passed as a result of the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which allow the Company to hold shares repurchased by it in treasury ("treasury shares"). Similar resolutions are also being proposed at the 2005 Annual General Meeting. It is however, necessary to make certain changes to the Current Articles to make fuller provision for any treasury shares the Company may hold. The changes in the New Articles will allow the directors to re-issue any treasury shares held in treasury by the Company (subject to the same pre-emption requirements that relate to new share issues), participate in any bonus issue of shares in relation to treasury shares and they also provide for treasury shares to be discounted from the various quorum and percentage calculations contained in the Current Articles.

Electronic Communications — Proposed changes: amendments and additions to the definitions in Current Article 2 and amendments to Current Articles 3, 12.1, 51.5, 52.1, 58, 76-79, 81, 98, 123, 148-153.2 (New Articles 3, 20, 71(b), 73, 81, 104-109, 111, 128, 157 and 191-205)
Since the adoption of the Current Articles, company law has evolved to facilitate the greater use of electronic communications between companies and shareholders. The Current Articles do not fully provide the Company with the flexibility to do this, nor do they adequately anticipate any future technological developments that the Company may wish to utilise.

The proposed changes contained in the New Articles rectify this situation and will allow the Company to take advantage of new methods of electronic communication. The New Articles include alterations to the relevant definitions and interpretation articles and clarify the ability of shareholders and classes of shareholders to communicate with the Company, including submitting proxies, and for the Company to communicate with shareholders by electronic means (where this is permitted by the directors). The New Articles enable the Board to make greater use of electronic methods of communication and also provide for the possibility of communications made through the Company website. Consequential amendments are made to the proxy and notice provisions of the Current Articles to provide for appropriate electronic communications procedures.

Uncertificated Shareholdings (CREST) — Proposed changes: amendments to certain definitions in Current Article 2 and amendments to Current Articles 6.3, 25, 34, 134 and 141.4 (New Articles 10, 36, 46, 171 and 183)
The Current Articles provide for shareholders to hold their shares in the Company in uncertificated form (e.g. through CREST) on the basis of the Uncertificated Securities Regulations 1995. These regulations have since been superseded by the Uncertificated Securities Regulations 2001 and so amendments are proposed in the New Articles to reflect this change.

The New Articles include up to date terminology and references to the Uncertificated Securities Regulations 2001, provide the Company with the power to require the conversion of an uncertificated share into certificated form in accordance with company law and the New Articles and clarify the procedure for the payment of dividends through CREST.

Remuneration of Non-Executive Directors — Proposed changes: amendments to Current Articles 109-110 (New Articles 140-141)
The Current Articles contain a limit of £250,000 on the aggregate amount of remuneration that may be paid to the non-executive directors. The proposed limit in the New Articles is £500,000 which the directors believe is comparable to other listed companies of a similar size and nature to the Company. The directors believe that it is appropriate to increase the limit in the Current Articles in light of the increase in the expected time commitments and corporate governance and other responsibilities of the Company's non-executive directors and the need to offer competitive rates of remuneration to attract and retain highly qualified non-executive directors. The limit in the Current Articles has not been renewed since the Current Articles were adopted in November 2000 and at present there is no headroom available to the Company to allow for any further appointments of non-executive directors or for increases in remuneration. It is important to note that the proposed limit of £500,000 represents a cap on aggregate remuneration and is not the actual proposed remuneration of the non-executive directors.

Other Articles concerning the Board and the Directors — Proposed changes: amendments to Current Articles 82, 84, 118 and 158 (New Articles 112, 114, 152 and 214)
An amendment is proposed to the Current Articles to increase the current maximum number of directors that may be appointed to the Board from sixteen to twenty. The Board is currently made up of the Chairman, five executive directors and six non-executive directors. Evolving corporate governance requirements mean that further directors may need to be appointed to the Board and the Company wishes to take this opportunity to ensure that the maximum limit in the New Articles provides sufficient flexibility to enable further appointments to be made.

Amendments are also being proposed to other provisions of the Current Articles in respect of the method by which the Board regulates and gives notice of its meetings (e.g. by way of electronic means) and the order in which directors are liable to retirement by rotation. The proposed provision in the New Articles will take first into account those directors who wish to retire and not be re-appointed to office when considering the order in which the members of the Board must retire.

The New Articles also contain a clarification to the indemnity provided to the directors and officers of the Company by the Current Articles to make clear that it extends to the fullest extent permissible under the Companies Act. This will ensure that the Company benefits from changes to the Companies Act, which are likely to take effect in April 2005, clarifying the protection allowed to be given by companies to their directors and officers.

Notices and Procedures at General Meetings — Proposed changes: amendments to Current Articles 50.1, 59, 64, 76-79 and 148-153.2 (New Articles 64, 82, 87, 104-109 and 191-205)
Amendments are proposed to the Current Articles to clarify and simplify some aspects of the way that the Company regulates the procedures in connection with its general meetings. The distinction between "general" and "special" business contained in the Current Articles is to be removed as company law no longer requires such a distinction to be made in the Company's articles of association. A clarificatory amendment is also proposed to ensure that any poll on the question of who is to act as chairman at a general meeting or on a question of adjournment is taken immediately. The New Articles will also make clear that only members who hold a certain minimum number of shares (10% of voting share capital) in the Company may demand a poll on such questions. This latter amendment is in accordance with the Companies Act 1985 and does not affect the rights of five members to call for a poll on any other resolution or any rights the chairman might have. Amendments are also made to the notice provisions of the Current Articles to bring these up to date and to the proxy provisions to clarify the right of a proxy to vote on certain matters not referred to in the original notice of meeting.

Other Changes — Certain other changes are also made to the Current Articles which are of a conforming, technical or formatting nature. These changes in the New Articles include confirmation of the ability of the directors to reclassify unissued share capital and updating an obsolete reference to the Financial Services Act 1986 which was repealed by the Financial Services and Markets Act 2000. The power to declare and pay dividends in any currency or currencies that the directors determine other than sterling is also included in the New Articles, although the directors currently have no intention to do so. The opportunity is also being taken to simplify the numbering contained in the Current Articles.

Disapplication of pre-emption rights (Resolution 15) — The directors' authority pursuant to section 95 of the Companies Act 1985 to issue equity securities for cash as if the pre-emption rights in section 89(1) of the Companies Act 1985 does not apply expires at the conclusion of the 2005 Annual General Meeting. The directors consider it appropriate for a further authority to be granted and to remain in force up to the conclusion of the Annual General Meeting to be held in 2006 or 13 May 2006 if earlier. Accordingly Resolution 15, which will be proposed as a Special Resolution, seeks to renew the directors' authority to issue ordinary shares for cash to holders of ordinary shares on a pre-emptive basis, subject to special arrangements relating to fractional entitlements or practical problems. In addition, the directors will be authorised to issue ordinary shares for cash otherwise than on a pre-emptive basis up to an aggregate nominal value of £10.7 million, representing approximately 5% of the Company's issued ordinary share capital as at 30 November 2004. For the purposes of Resolution 15, the sale for cash of any shares held in treasury by the Company under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 will be treated as an issue of equity securities.

Authority to purchase own shares (Resolution 16) — The directors' authority pursuant to section 166 of the Companies Act 1985 to make market purchases of its own shares also expires at the conclusion of the 2005 Annual General Meeting. Accordingly Resolution 16, which will be proposed as a Special Resolution, seeks to renew the director's authority to re-purchase up to 215,540,302 ordinary shares representing 10% of the Company's issued ordinary share capital as at 30 November 2004. Any purchases of shares would be made at prices of not less than 10 pence and not more than 5% above the average values for the ordinary shares for the five business days preceding the purchase (both prices being exclusive of costs). The directors have no present intention of exercising such authority and would only purchase shares if in their opinion the expected effect would be to result in an increase in earnings per share and would benefit shareholders generally. Should the directors exercise such authority any shares so purchased may be placed into treasury in accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 and subsequently cancelled or transferred to satisfy awards arising under the Company's employee share schemes or issued for cash as provided for by the Regulations.

As at 30 November 2004 there were options outstanding over approximately 150 million ordinary shares in the capital of the Company representing 7% of the Company's issued ordinary share capital. If the authority to purchase the Company's ordinary shares were exercised in full, these options would represent 7.7% of the Company's issued ordinary share capital at that date.

Documents available for inspection — The Current Articles, the New Articles and the rules of the Matching Plan will be available for inspection during normal business hours (Saturdays, Sundays and public holidays excepted) from the date of dispatch of this Annual Report until the close of the 2005 Annual General Meeting at the registered office of the Company and at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and will also be made available at the 2005 Annual General Meeting for a period of 15 minutes prior to and during the continuance of the meeting.

Recommendation — The directors believe that the proposed resolutions set out in the Notice of Annual General Meeting on pages 97 and 98 are in the best interests of the Company and the shareholders as a whole. Accordingly, they unanimously recommend that you vote in favour of each resolution, as they will be doing so in respect of their own shareholdings in the Company.

By Order of the Board

Ronald Morley
Company Secretary
30 November 2004

Compass Group is committed to the highest standards of corporate governance and has throughout the year complied fully with all the provisions of Section 1 of the 1998 Combined Code which has applied to the Company over the past financial year. The Board has also reviewed the provisions of the revised Code on Corporate Governance applicable to reporting periods beginning after 1 November 2003 (the "2003 Combined Code"). Because the Company already conformed to many of the provisions of the 2003 Combined Code, fuller compliance has involved only minor changes to its procedures. The main changes have been to the terms of reference of the Board's committees and the introduction of a formal process for the evaluation of the Board, its committees and individual directors. This statement describes how the principles of corporate governance set out in the 1998 Combined Code together with certain of those set out in the 2003 Combined Code have been applied within the Company during the year.

Board membership — The Board comprises a Chairman, six independent non-executive directors and five executive directors. Biographical details of the directors are given on page 44 and all directors will offer themselves for re-election at least every three years. The roles of Chairman and Chief Executive are separate and clearly defined and the division of responsibilities between them has been set out in writing and agreed by the Board. Peter Cawdron is Deputy Chairman and Senior Independent Director. All of the non-executive directors are considered by the Board to be independent in character and judgement. Because Denis Cassidy and Peter Cawdron have each served on the Board for more than nine years they can only be considered as independent directors under the 2003 Combined Code if they are deemed to be so by the Board and the Board has no hesitation in reaching this conclusion. Nevertheless, it is with much regret to the Board that Denis Cassidy has decided not to seek re-election at the 2005 Annual General Meeting and the directors are of the unanimous opinion that to lose Peter Cawdron in the same circumstances would be contrary to the interests of Compass Group's shareholders. Peter Cawdron brings to the Board a substantial wealth of knowledge and experience gained throughout his career. He is a non-executive director of a number of listed companies where (as with Compass Group) he has developed a reputation for robust independence. His deep understanding of the Company's business is something that can only be gained over a number of years and it has enabled him to make considerable constructive and critical contributions to the Board and its committees over the years. In accordance with the 2003 Combined Code, Peter Cawdron is required to seek re-election annually and the Board is pleased that he has indicated his willingness to stand for re-election at the 2005 Annual General Meeting.

Role of the Board — The Chairman is primarily responsible for the effective functioning of the Board and the role of the Board is to promote the success of the Company and provide leadership within a framework of prudent and effective controls that enable risk to be assessed and managed. The Board sets strategic aims and ensures that adequate financial and human resources are made available to enable these objectives to be met and undertakes reviews of management performance. In addition, the Board sets the Company's values and standards and ensures that its obligations to its shareholders and others are understood and met. The Board has a formal schedule of matters reserved for its decision, covering overall strategy, acquisition and divestment plans, treasury policy, major capital expenditure, dividend strategy, financial statements and senior executive succession planning. Certain routine administrative matters have been delegated to the General Business Committee (which comprises all the executive directors) which meets as required to conduct the Company's business within the clearly defined limits set by the Board and subject to those matters reserved for the Board. The Chief Executive is responsible for operating the business and implementing the Board's strategies and policies and is supported in these matters by an Executive Committee which comprises the executive directors and key senior managers, details of whom are given on pages 44 and 45. The Committee normally meets monthly and is responsible for implementing Group policy, day to day management, monitoring business performance and reporting on these areas to the Board.

Board procedures — The Board met formally on nine occasions during the year and individual attendance at those meetings is set out in the table below. In addition the non-executive directors, without their executive colleagues present, met with the Chairman to consider strategic issues and succession planning. The collective performance of the Board of directors was assessed as "Good" in accordance with a formal evaluation undertaken in July 2004 by the Institute of Chartered Secretaries and Administrators (ICSA). The ICSA has made certain recommendations of a minor nature aimed at improving further the efficient functioning of the Board and these will be introduced in the coming year. In September 2004, Peter Cawdron and his non-executive colleagues met to evaluate the performance of the Chairman and concluded that notwithstanding his responsibilities as non-executive Chairman of Kingfisher plc, a position he has held since November 2001, Sir Francis Mackay is more than capable of combining the two roles without detriment. The evaluation further concluded that an excellent relationship exists between Sir Francis Mackay and his fellow directors in facilitating the efficient and effective functioning of the Board. During the latter part of the year the Chairman together with the ICSA began a formal evaluation of the performance of each of the directors and in the coming year the ICSA will undertake formal evaluations of the collective effectiveness of each of the Audit, Nomination and Remuneration Committees. The results of these evaluations will be disclosed in the next annual report. To enable the Board to perform its duties effectively all directors have full access to all relevant information and to the services of the Company Secretary whose responsibility it is for ensuring that Board procedures are followed. The appointment and removal of the Company Secretary is a matter reserved for the Board. There is an agreed procedure whereby directors wishing to take independent advice in the furtherance of their duties may do so at the Company's expense. Appropriate training is available to all directors on appointment and on an ongoing basis as required. The directors' understanding of the business is developed further by a combination of visits to sites in the UK and in overseas countries, presentations from local managements and the opportunity to meet with the Company's principal stakeholders and advisers.

The attendance of individual directors at scheduled meetings of the Board and at meetings of the Audit, Nomination and Remuneration Committees during the year ended 30 September 2004 is set out in the table below. Andrew Martin and Steve Lucas were appointed during the year and have attended all relevant meetings since their respective dates of appointment (where n/a appears in the table the relevant director is not a committee member).

Name	Board	Audit Committee	Nomination Committee	Remuneration Committee
Sir Francis Mackay	9	n/a	3	n/a
Michael Bailey	9	n/a	n/a	n/a
Peter Blackburn	9	3	3	5
Denis Cassidy	8	3	2	5
Peter Cawdron	9	3	3	5
Alain Dupuis	8	n/a	n/a	n/a
Val Gooding	8	2	3	4
Clive Grundy	9	n/a	n/a	n/a
Sven Kado	8	3	3	5
Steve Lucas	2	n/a	n/a	n/a
Andrew Lynch	9	n/a	n/a	n/a
Andrew Martin	5	n/a	n/a	n/a
Number of meetings during the year	9	3	3	5

The Board has delegated certain of its governance responsibilities to the Audit, Nomination and Remuneration Committees comprising solely of independent non-executive directors apart from the Chairman of the Nomination Committee. The terms of reference of these committees, originally established in December 2000, were amended to reflect changing best practice and adopted by the Board in June 2004. They are available for viewing on the Company's website and are described below.

Audit Committee — The Audit Committee comprises Peter Blackburn, Denis Cassidy, Val Gooding, Sven Kado and is chaired by Peter Cawdron who is considered by the Board to have significant recent and relevant financial experience. With effect from the conclusion of the 2005 Annual General Meeting, Peter Cawdron will retire as Audit Committee Chairman and he will be succeeded by Steve Lucas.

Summary terms of reference

- Financial reporting – provide support to the Board by monitoring the integrity of and ensuring that the published financial statements and any formal announcements relating to the Company's financial performance comply fully with relevant statutes and accounting standards.
- Internal controls and risk management – review the effectiveness of the Company's internal financial controls and risk management systems.
- Internal audit – monitor and review the annual internal audit programme ensuring that the internal audit function is adequately resourced and free from management restrictions, review and monitor responses to the findings and recommendations of the internal auditor.
- External audit – to recommend to the Board for approval by shareholders in general meeting the appointment, re-appointment and removal of the external auditor. To meet regularly with the external auditor, to review the scope and results of the annual audit and its cost effectiveness and to approve the remuneration and terms of engagement of the external auditor. To satisfy itself that there are no relationships between the auditor and the Company (other than in the ordinary course of business). To agree a policy on the employment of former employees of the auditor and monitor the implementation of such policy. To monitor the external auditor's compliance with relevant ethical and professional guidance on rotation of audit partners and matters relating to fee income and regulatory requirements generally. To review annually and monitor the external auditor's objectivity and independence, expertise and resources and the effectiveness of the audit process. To review the management's response to the findings and recommendations of the external auditor. To develop and implement a policy on the engagement of the external auditor to supply non-audit services.
- Employee concerns - the Committee reviews the Company's arrangements under which employees may in confidence raise any concerns regarding possible wrongdoing in financial reporting or other matters. The Committee ensures that these arrangements allow proportionate and independent investigation and appropriate follow-up action.

Policy on non-audit services — Deloitte & Touche LLP, in its capacity as the Company's external auditor, undertakes work that it is obliged or, in the view of the Committee, is best placed to perform. Such work includes tax-related services, formalities relating to financing facilities, shareholder circulars, regulatory matters and work in respect of acquisitions and mergers. Nevertheless, to provide safeguards against the objectivity and independence of the external auditors being compromised, the Committee has agreed that, unless there is no other competent and available provider, the external auditors should be excluded from providing the Company with general consultancy and all other non-audit and non-tax-related services.

External auditors — Following the annual review referred to above, the Committee confirms that it is entirely satisfied with the level of fees, objectivity and independence, expertise and resources and the effectiveness generally of Deloitte & Touche LLP. Accordingly a resolution (Resolution 9 set out in the Notice) for the re-appointment of Deloitte &Touche LLP as auditors to the Company will be proposed at the 2005 Annual General Meeting.

Nomination Committee — The Nomination Committee comprises Peter Blackburn, Denis Cassidy, Peter Cawdron, Val Gooding and Sven Kado and is chaired by Sir Francis Mackay. The Company Secretary acts as the secretary to the Committee.

Summary terms of reference

- To carry out a formal selection process of candidates and make recommendations to the Board on the appointment and re-appointment of executive and non-executive directors for the purpose of ensuring a balanced Board in respect of skills, knowledge and experience.
- To make recommendations to the Board in relation to the suitability of candidates for the role of senior independent director and membership of the Audit and Remuneration Committees. The appointment and removal of directors and the recommendation of the positions of Chairman and Chief Executive are matters reserved for the full Board.
- To remain fully informed about strategic issues and commercial matters affecting the Company and to keep under review the leadership needs of the organisation to enable it to compete effectively in the marketplace.

The Committee meets as required and met during the year to confirm the reorganisation of executive responsibilities announced in January 2004 relating to the appointment of Andrew Lynch as Chief Executive Officer of Select Service Partner and the appointment of Andrew Martin to replace him as Group Finance Director. The Committee met again in June 2004 to consider the appointment of additional non-executive directors. Ian Jones & Partners were appointed to provide assistance in the search and selection procedure of a suitable candidate with significant recent and relevant financial experience. Following a rigorous selection process the Committee met in July 2004 and recommended to the Board the appointment of Steve Lucas. The Board accepted the Committee's recommendation and Steve Lucas was duly appointed a non-executive director on 7 July 2004. Since their appointments Andrew Martin and Steve Lucas have undergone a customised induction process and in accordance with the Company's Articles of Association they will be seeking election at the 2005 Annual General Meeting .

Remuneration Committee — The Remuneration Committee comprises Peter Blackburn, Denis Cassidy, Val Gooding and Sven Kado and is chaired by Peter Cawdron. The Remuneration Committee's Report is set out on pages 56 to 64.

Relations with shareholders — Compass Group reports formally to shareholders twice a year, with the interim results announced normally in May and the preliminary final results announced normally in late November/early December. The Chief Executive and the Finance Director give presentations of these results to the Company's institutional investors, analysts and the media in London and other locations. These presentations may also be accessed on the Company's website. The Chief Executive, the Finance Director and the Senior Independent Director maintain a close dialogue with institutional investors on the Company's performance, governance, plans and objectives through a programme of regular meetings. These meetings also serve to develop an ongoing understanding of the views and any concerns of the Company's major shareholders and are reported regularly to the Board. The Board also receives the views of its major shareholders through the publication of periodic reports and surveys by sector analysts and brokers. The Chairman, the Senior Independent Director and the other non-executive directors are available to meet with major shareholders on request and the Chairman will at such meetings engage in discussions relating to matters of governance and strategy as appropriate.

The Annual General Meeting is considered by the Board to be a primary opportunity to communicate directly with the Company's many private shareholders. The meeting is held normally in February in London and is attended, other than in exceptional circumstances, by all members of the Board. In addition to the formal business of the meeting, there is normally a trading update and shareholders are invited to ask questions at the meeting itself and are given the opportunity to meet the directors informally afterwards. Notice of the Annual General Meeting together with any related documents are mailed to shareholders at least 20 working days before the meeting and separate resolutions are proposed on each substantially separate issue. The level of proxy votes cast and the balance for and against each resolution together with the level of abstentions, if any, are announced to the meeting following voting by a show of hands and are made available on the Company's website.

The Company has a dedicated Investor Relations Department at its head office in Chertsey serving as a primary point for contact with investors throughout the year.

Internal control — The Company, as required by the UK Financial Services Authority, has complied with the Combined Code provisions set out in Section 1 of the Code on internal control having established the procedures necessary to implement the guidance on internal control issued by the Turnbull Committee and by reporting in accordance with that guidance.

In applying the principle that the Board should maintain a sound system of control to safeguard shareholders' investment and the Company's assets, the Board recognises that it has overall responsibility for ensuring that the Group maintains a system of internal control to provide reasonable assurance regarding effective and efficient operations, internal control and compliance with laws and regulations. It recognises that such a system can provide only reasonable and not absolute assurance against material misstatement or loss.

Formal risk management procedures have been in place throughout the year and those procedures involve ongoing analysis, evaluation and management of the key risks to the Group. The Group's system of internal control, including the mechanism by which the directors routinely review the effectiveness of the system of internal control and risk management, includes the following:

- Regular meetings of the Board, Executive and Audit Committees, the responsibilities of which are set out above;
- Semi-annual reviews by the Executive Committee of detailed risk management reports prepared by the operating divisions. Such reports cover key risks and include updates of agreed actions arising from previously reviewed semi-annual reports. The Executive Committee presents its own detailed risk management report to the Board twice a year;
- A process beginning in January each year with the Board and the Executive Committee meeting to approve short-term and medium-term strategies followed by regular reviews throughout the year;
- Approval and regular reviews of annual budgets;
- Monthly reviews by the Executive Committee of key financial and non-financial business performance indicators of the Group's operating divisions;
- Strict internal financial controls covering capital expenditure – together with post-investment performance reviews – and treasury operations;
- Clearly defined organisation structures and appropriate delegated authorities for executives throughout the Group;
- Group-wide policies, standards and procedures relating to key business activities;
- Regular consideration of Corporate Social Responsibility matters as outlined on pages 38 to 41; and
- Periodic reports and recommendations of the internal audit function.

The directors confirm that they have conducted a specific annual review of the effectiveness of the Group's system of internal control and risk management in operation during the period up to the date of this annual report.

Directors' Responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Company and the Group for that year. In preparing these financial statements, the directors are required to:

(i) select suitable accounting policies and then apply them consistently;

(ii) make judgements and estimates that are reasonable and prudent;

(iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

(iv) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for maintaining proper accounting records and sufficient internal controls for safeguarding the assets of the Company and the Group and for the prevention and detection of fraud and other irregularities.

The directors, having prepared the financial statements, have requested the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

This report has been prepared by the Remuneration Committee (the "Committee") on behalf of the Board in accordance with the requirements of the Directors' Remuneration Report Regulations 2002 and the Listing Rules of the Financial Services Authority.

The report is presented to shareholders by the Board and sets out the remuneration policy which applied for the year ended 30 September 2004 as well as remuneration policy for the year ending 30 September 2005, and its intended policy thereafter. Information regarding each director's remuneration, incentive and pension scheme participation is detailed within the report.

Shareholders will be asked to approve the Committee's Report at the 2005 Annual General Meeting.

INFORMATION NOT SUBJECT TO AUDIT

Committee — During the year ended 30 September 2004, the Committee comprised entirely of independent non-executive directors of the Company, as defined under the 1998 Combined Code. These were: Peter Cawdron (Chairman), Peter Blackburn, Denis Cassidy, Val Gooding and Sven Kado. Their biographical details are set out on page 44.

For the year ending 30 September 2005, the Committee will comprise the following non-executive directors of the Company: Peter Cawdron (Chairman), Peter Blackburn, Val Gooding, Sven Kado and Denis Cassidy until his retirement as a non-executive director following the conclusion of the 2005 Annual General Meeting.

The Committee's role is to provide advice and recommendations to the Board regarding the Company's framework for executive remuneration, that is the remuneration and benefits of the executive directors and the top 50 senior executives of the Group.

To assist with this task, the Committee is authorised to take advice from independent remuneration consultants. The Hay Group has provided advice on remuneration levels amongst comparator companies, job evaluation and design of incentive arrangements.

In addition to providing advice to the Committee, The Hay Group has provided advice to the Company on general human resource and compensation related matters, including job evaluation and competency development. External advice has also been received from Freshfields Bruckhaus Deringer in its capacity as legal advisors to the Company, and from Mercer, which provides advice in relation to executive directors' pensions and actuarial advice to the Company generally.

Advice has been received internally from relevant executives and human resources professionals.

During the year, the Committee has consulted with the Chairman, Sir Francis Mackay, the Chief Executive, Michael Bailey, the Group Human Resources Director, Clive Grundy, and the Company Secretary, Ronald Morley. Neither the Chairman nor any of the other executives are involved in deciding their own remuneration.

The Committee meets as required and at least twice a year. During the year, the Committee met on five occasions and the number of meetings attended by each of the Committee members is set out on page 53.

The Committee's terms of reference are available on the Company's website, www.compass-group.com .

The Chairman of the Committee, Peter Cawdron, will be available at the 2005 Annual General Meeting to answer any queries relating to the Committee's activities, its role and matters falling within its remit.

Remuneration Policy — The prime objective of the Committee's remuneration policy is to ensure that Compass Group continues to attract, retain and motivate talented and successful executive directors and senior managers.

Remuneration arrangements are referenced to relevant market practice, derived from UK and international peer group comparisons. They take into account performance (both corporate and individual) through a range of incentive arrangements rewarding achievements over the short, medium and longer term. In determining the overall remuneration framework, the Committee maintains an active dialogue with shareholder representatives and monitors developments in best practice.

The remuneration policy was thoroughly reviewed by the Committee during 2004. Prior to any changes being approved, there was consultation with the Company's top ten institutional shareholders, the Association of British Insurers and the National Association of Pension Funds. The purpose of this was to ensure that:

- the components of the Company's remuneration package continue to be aligned to the business strategy of creating shareholder value.
- there is a proper balance between the various components of the remuneration package.
- the various targets for determining performance-related compensation remain linked to the Company's objectives and are easily measurable.
- the incentives are easily understood and accepted by shareholders and senior executives.
- the Company's remuneration policy and its various components are in line with market practice.

Following this consultation the Committee identified ways in which remuneration arrangements could be developed to align even more closely with shareholders' interests. The changes are outlined in this report.

Individual salary levels and increases thereto for executive directors and the next most senior executives will continue to be reviewed annually by the Committee and are based on market data obtained through detailed and rigorous benchmarking.

To ensure that directors' interests are aligned with those of shareholders, executive directors will now be subject to a minimum shareholding requirement. A shareholding in the Company of at least one times salary will be held by each executive director. New directors will undertake to build up their shareholding within four years of their appointment. With the exception of Andrew Martin, who was appointed in March 2004, all executive directors hold the requisite number of shares.

Remuneration Packages — Details of each individual executive director's remuneration are set out on page 61. Executive directors' remuneration consists of the following:

1. Basic Salary — Base salaries are determined by the Committee in accordance with the policy referred to above and are reviewed annually during September. Only basic salary is pensionable.

2. Annual and Deferred Bonus — Executive directors are eligible for an annual performance-related bonus. Opportunities under the annual bonus are expressed in terms of percentages of basic salary and paid on the achievement of performance targets set by the Remuneration Committee.

The bonus award comprises two elements. An annual performance-related bonus of up to 75% of base salary (125% for the Chief Executive) is paid upon the achievement of certain targets. In addition, if executive directors perform considerably in excess of target figures, an enhanced bonus opportunity of up to 75% (125% for the Chief Executive) proportionate to overachievement is payable.

In respect of the bonus for the year ended 30 September 2004, directors are able to directly, or via associates such as family trusts, invest up to 50% of any basic pre-tax performance-related bonus in Compass Group shares. If these shares are held for three years and the executive director continues to be employed by the Group, the Company will release a number of additional shares (Matching Shares) on a one for one basis.

Details of Matching Shares to which directors may become entitled in relation to bonuses awarded for the years ended 30 September 2002 and 2003 are set out on page 64.

There are two proposed changes to the bonus award for 2005 and thereafter. First, the enhanced bonus payment may in future also be invested in shares and such shares will be eligible for Matching Shares. Second, as part of the Committee's review and reflecting evolving shareholder opinion, it was decided that performance criteria will be introduced so that Matching Shares will only be awarded if such criteria are achieved. In future, 50% of Matching Shares will be awarded if underlying earnings per share (EPS) growth over the 3-year performance period is an average of RPI +4% per annum, 75% of Matching Shares will be awarded at RPI +6% per annum; and 100% at RPI +8% per annum. Where growth is between RPI +4% and RPI +8%, the number of Matching Shares will be awarded on a straight line basis. No Matching Shares will be awarded if EPS growth is less than RPI +4%. There will be no performance retest. EPS excludes goodwill amortisation and exceptional items, discontinued activities and currency translation and is therefore considered a good measure of underlying financial and operational performance.

The Committee reserves the right to vary this performance target for future grants provided that in its reasonable judgement the new target is no less challenging in the light of the Group's business circumstances and internal forecasts.

The introduction of these performance criteria requires shareholder approval under the Listing Rules. Accordingly, a resolution will be put to shareholders for a new Compass Group Share Bonus Matching Plan, the key features of which are summarised on page 50.

The level of bonus is determined by the Committee on the basis of criteria established to encourage performance in a manner that the Committee considers contributes most to increasing shareholder value and meeting corporate objectives. Performance targets are determined at the beginning of each financial year. For the year ended 30 September 2004, the bonus was based on the achievement of the following financial objectives:

- Turnover growth;
- EPS growth;
- ROCE improvement; and
- Working capital movement

Sir Francis Mackay, Michael Bailey, Clive Grundy, Andrew Lynch and Andrew Martin are subject to Group wide targets. Alain Dupuis' bonus is based on the achievement of targets relating to the Eastern Division of which he is Chief Executive Officer.

Directors are eligible to receive a bonus for 2004 as disclosed within the emoluments table on page 61. At the date of this report, no decision has been taken with regard to the form in which these bonuses will be received, for example, cash or shares, and therefore the full amount, excluding matching, is disclosed in the emoluments table.

3. Long-Term Incentive Plan and Option Plans —

(i) Long-Term Incentive Plan ("LTIP") — The Committee continues to view the LTIP, introduced in 2000, as the most appropriate vehicle for long-term incentivisation for the executive directors and other key executives. Details of awards held by executive directors are set out on page 64.

The objectives of the LTIP are to align the interests of executives with those of shareholders by making a significant part of remuneration dependent on the success of management in delivering superior returns to shareholders; and to ensure that the total remuneration package is sufficiently competitive in the relevant markets to attract and retain high-calibre executives.

Awards under the LTIP are made subject to performance conditions determined by the Committee. Executive directors currently receive a maximum annual award of 75% of annual base salary, payable in shares, over a three year vesting period.

The release of shares to participants will depend upon growth in Compass Group's total shareholder return (TSR) over a three-year performance period relative to the FTSE 100 companies at the start of that period. TSR is the aggregate of share price growth and reinvested dividends during the performance period. For LTIP awards made from 2000 to 2004, no shares will be released unless the Company's TSR performance is in the top half of the comparator group with full vesting only if the Company is in the top 25%. 40% of the award will vest if performance is at the median and where performance is between the 50th and 25th percentiles awards will vest on a straight line basis between the 40% and 100% applicable to median and top quartile performances.

In addition, EPS is used as a second performance measure. An increase in EPS greater than the increase in UK RPI over a three year period must be achieved before any release is made. EPS was chosen as the performance measure as it is considered a good indicator of long-term corporate performance.

For awards made before 2004, if awards do not vest or vest only in part after the end of the three-year performance period, the performance period may be extended for a maximum further two years, with a retest on each anniversary when further vesting is possible.

At the start of the 2004 financial year, the Committee amended the LTIP so that awards made in 2004 and thereafter will only vest to the extent that the performance conditions have been satisfied at the end of a single three-year performance period. There is no performance retest for these awards.

Following its remuneration review during the year, the Committee also decided to amend the terms of the LTIP for awards made in 2005 and thereafter by reducing the proportion of the award that vests at median performance from 40% of the award to 30% of the award. Where performance is between the 50th and 25th percentiles awards will vest on a straight line basis between the 30% and 100%.

TSR was selected by the Committee to be the appropriate measure for this plan as it believes it to be a sound long-term indication of financial success and one which is acceptable to shareholders. TSR calculations are periodically undertaken by external parties.

The Committee also recommended the amendment of the LTIP rules in circumstances of a change of control of the parent company. Currently shares vest by reference to performance achievement in the shortened period terminating on the date on which control is obtained. For awards made from 2005, shares which vest on the above basis will be further scaled down pro-rata to the length of time since the award was made.

(ii) Share Option Plan ("Option Plan") — Executive directors are normally granted share options annually under the Option Plan. The value of the number of shares comprised in a grant is determined by reference to a percentage of annual base salary and the Committee has determined that this be limited to 200 % of base salary. Details of share options held by executive directors are set out on pages 62 to 63 of this report.

Options are granted at an exercise price not lower than the market value of the Company's shares on the day prior to the date of grant. They may normally be exercised between the third and tenth anniversaries of the date of grant after which they will lapse.

Since last year, there has been a variation to the terms of existing and future options to permit leavers with exercise rights to extend the usual six-month period during which they may exercise to accommodate their notice periods. Such amendment was not subject to shareholder approval and ensures fairness for leavers by removing the potential discriminatory treatment of option holders according to whether they served out their notice period.

Except for grants to executive directors, the exercise of options granted since September 2000 under the Option Plan is subject to a performance condition whereby annualised EPS growth must exceed the growth in UK RPI by an average of at least 3% per annum in a three-year period between the dates of grant and exercise. If the condition is not satisfied after the initial three year period, it may still be satisfied in subsequent years. However, in early 2004, taking into account the views of institutional investors, the Committee decided to remove the performance retest for options granted from 2004 onwards under the Option Plan, so that performance is tested once only after the initial three year period.

Executive directors have however been subject to a more stringent performance condition so that no options will be exercisable unless EPS growth exceeds 6% per annum. Options are exercisable on a sliding scale where average EPS growth is between 6% (at which point one-third of the shares under option will become exercisable) and 12% per annum (when options will be exercisable in full).

EPS was chosen as the performance measure for the Option Plan as it is considered a good indicator of long-term corporate performance.

As part of its remuneration review in September 2004 and following consultation with institutional shareholders, the Committee examined the performance target relating to executive directors and decided that this shall be amended in respect of options granted after the 2005 Annual General Meeting so that 30% of options will be exercisable if EPS growth over the three year performance period is at least an average of RPI + 4% per annum. 100% of options will vest at RPI + 8% per annum. Options will be exercisable on a straight line basis between these two points.

The Committee considered these targets to be more in keeping with accepted norms. An independent survey has indicated that the targets are amongst the most demanding in the FTSE 100.

In addition, the Committee also recommended the amendment of the current provisions of the Option Plan in circumstances of a change of control of the Company whereby performance conditions are waived and options may be exercised in full. For option awards made from 2005, the performance conditions will stand in such circumstances. Options will only be exercisable on satisfaction of the performance conditions over the period to the change of control and will be further scaled down pro rata to the length of time since they were granted.

(iii) Other Share Plans — For executives below executive director level and other high performing employees, the Company operates the Management Share Option Plan. Options are granted at no lower than the market price on the day prior to grant on the basis of pre-grant performance. During the year, approximately 4,500 employees received option grants. A Phantom Management Share Option Plan is operated to provide a cash incentive to employees in jurisdictions where it is impracticable to operate the Plan due to tax or securities laws.

Executive directors may participate in the Company's all-employee share plans on the same basis as other employees. The Compass Group UK Savings Related Share Option Scheme is open to all UK employees and is linked to a monthly savings contract over three and five year periods. The maximum which can be saved each month is £250. Options are granted to participants at 80% of the prevailing market price.

Similar arrangements currently operate in various overseas countries including the USA, Canada, Mexico, Australia, New Zealand, South Africa, Austria, Belgium, Chile, Colombia, Cyprus, Denmark, Republic of Ireland, Finland, Germany, Luxembourg, the Netherlands, Nigeria, Norway, Poland, Portugal, Spain, Sweden, Switzerland and Turkey.

Details of both these plans are set out in note 19 to the financial statements.

(iv) Dilution limits and Treasury Shares — The Company has, at all times, complied with the equity dilution limits contained within its share plans which are in line with ABI guidelines and the Committee reviews the position prior to approving any grants.

At the 2004 Annual General Meeting, shareholders approved the use of Treasury Shares by the Company. The rules of all the Company's incentive plans have been amended to permit the use of Treasury Shares to satisfy share and option awards. No Treasury Shares were utilised in 2004.

4. Retirement Benefits — Details of executive directors' pension arrangements are set out on page 61.

With the exception of Michael Bailey and Alain Dupuis, the executive directors participate in the Compass Group Final Salary Pension Plan (the 'UK Pension Plan'), which is an Inland Revenue approved arrangement in the UK.

Andrew Martin participates in the Main Section of the UK Pension Plan, whilst Sir Francis Mackay, Clive Grundy and Andrew Lynch participate in the Senior Executive Members' Section (the 'Exec Section') of the UK Pension Plan.

The Company has given Michael Bailey an unfunded pension promise in the US to provide for a level of benefit broadly similar to that applying to UK executive directors in the Exec Section of the UK Pension Plan. The Company has given Alain Dupuis a pension promise to provide for a level of benefit broadly similar to that applying to UK executive directors in the Exec Section of the UK Pension Plan which is partially funded.

Benefits arising under the UK Pension Plan will be provided to the maximum permitted under Inland Revenue regulations. Any benefits promised in excess will be paid directly by the Company to the member on retirement. The Earnings Cap is strictly applied to executive directors' pension entitlements in line with legislation. Consequently, for any executive directors joining Compass Group after the introduction of the Earnings Cap on 1st June 1989, pensionable earnings would be restricted to the Earnings Cap which is currently £102,000.

With pension benefits for Michael Bailey and Alain Dupuis accruing outside of the UK and therefore beyond the scope of the Earnings Cap, only Andrew Martin is affected by the Earnings Cap as the remaining executive directors joined the Company or one of its acquired companies prior to June 1989.

The Exec Section of the UK Pension Plan is operated on a non-contributory basis. No element of remuneration other than annual basic pay is pensionable. Directors covered by this arrangement are entitled to a pension of 1/30th of salary for each year of service, subject to Inland Revenue limits. The normal retirement age is 60, but executive directors may retire from age 55 with no actuarial reduction. Should a director die in service, a spouse's pension of half of the prospective pension is payable, together with 12 1/2 per cent of prospective pension per child to a maximum of four. Additionally a lump sum equal to 4 x basic salary is payable on death in service. Following retirement, the pension increases at a rate of 5% or RPI if lower, with a guaranteed minimum of 3% per annum.

The Main Section of the UK Pension Plan requires a contribution from the executive director of 5% of pensionable pay. No element of remuneration other than annual basic pay is pensionable. Directors covered by this arrangement are entitled to a pension of 1/60th of salary for each year of service, subject to Inland Revenue limits.

The normal retirement age is 63, and an actuarial reduction of 4% per annum is applied on early retirement. Should a director die in service, a spouse's pension of half of the prospective pension is payable, together with 12 1/2 per cent of prospective pension per child to a maximum of four.

Additionally a lump sum equal to 3 x basic salary is payable on death in service, subject to a maximum of 4 x the Earnings Cap. Following retirement, the pension increases at a rate of 5% or RPI if lower, with a guaranteed minimum of 3% per annum.

In addition to membership of the UK Pension Plan, Andrew Martin has a unfunded promise made by the Company on his behalf equating to 20% of basic salary.

Compass Group closed the Exec Section of the UK Pension Plan to any new joiners on 1 March 2003. At the same time eligibility for the Main Section of the UK Pension Plan was altered to be by invitation only as it is considered necessary for this section of the UK Pension Plan to remain open (albeit with restricted eligibility) to meet the needs of the business in certain circumstances.

5. Other Benefits — Executive directors may receive some or all of the following benefits: provision of a company car and fuel or cash allowance, private medical and permanent health insurance for the director and his immediate family, life assurance, subsidised staff restaurant, annual leave and payment of professional subscriptions.

Directors' service contracts — The executive directors have service contracts with the Company dated as follows:

Sir Francis Mackay	1 July 1999
Michael Bailey	1 October 2002
Alain Dupuis	1 October 2002
Clive Grundy	1 October 2002
Andrew Lynch	15 March 2004
Andrew Martin	15 March 2004

Andrew Martin's contract terminates on his 65th birthday. The other directors' contracts terminate upon their reaching the age of 63 years.

The Board's policy is to limit service contracts of executive directors to 12 month rolling terms. Contracts may be terminated by the Company giving not less than 12 months' written notice or by the executive director giving not less than 6 months' written notice.

In the event of the termination of employment of any director by the Company, legally appropriate mitigation factors are always taken into account in determining any compensation that may be payable. There is no ability to trigger termination by an executive in circumstances of a change of control.

On early termination of their contracts, executive directors would normally be entitled to an amount equal to 12 months' salary, annual bonus and benefits, and compensation for loss of pension benefits. Under Sir Francis Mackay's and Andrew Martin's contracts, the Company may at its discretion terminate their employment by the phased payment of 12 months' salary only.

Directors' service agreements are available for inspection at the Company's registered office during normal business hours and will also be made available at the 2005 Annual General Meeting for a period of 15 minutes prior to and during the continuance of the meeting.

External Appointments — The Committee believes that non-executive directorships of companies outside Compass Group provide executive directors with valuable experience beneficial to the Company.

Such appointments are subject to the approval of the Board and directors are normally restricted to one appointment each for which they may retain any fees. Andrew Lynch receives fees of £45,000 per year as a non-executive director of Dixons Group plc and Sir Francis Mackay receives fees of £250,000 per year as non-executive Chairman of Kingfisher plc. In 2003 Sir Francis Mackay's basic salary was reduced by Compass Group to reflect the time commitment required in respect of this role.

Remuneration for Non-Executive Directors — Non-executive directors' fees have been determined by the members of the Board, excluding the non-executive directors, on receipt of advice from The Hay Group and taking into account market norms and the time commitment and duties required.

Details of non-executive directors' remuneration are set out on page 61. These consist solely of fees. Non-executive directors are not eligible for pension scheme membership. No element of their remuneration is performance-related. They do not participate in any of the Group's performance-related bonus, share option or other incentive arrangements.

The letters of engagement of the non-executive directors were amended during the year to take account of developments in best practice and to comply with the 2003 Combined Code. Peter Cawdron, Peter Blackburn, Val Gooding and Sven Kado all hold revised letters of engagement dated 31 March 2004 and Steve Lucas holds an appointment letter that takes effect from 7 July 2004.

All appointments are renewable at three year intervals, based on the director's original date of appointment. The non-executive directors were first appointed as directors of the Company on the following dates:

Peter Cawdron	3 November 1993
Peter Blackburn	10 April 2002
Denis Cassidy	21 June 1994
Val Gooding	4 January 2000
Sven Kado	10 April 2002
Steve Lucas	7 July 2004

Their appointments are terminable under the Company's Articles of Association, the Companies Act 1985, or upon the director's resignation.

Total Shareholder Return — The performance graph below shows the total shareholder return (TSR) for Compass Group over the last five years as required by the Directors' Remuneration Report Regulations 2002.

The TSR for Compass Group comprises that of former Compass from 30 September 1999 to 26 July 2000, that of Granada Compass plc from 27 July 2000 to 1 February 2001 (both adjusted to reflect the demerger from Granada Compass plc on 2 February 2001) and that of Compass Group PLC from 2 February 2001.

The graph shows the value of £100 invested in the Company compared with £100 invested in the FTSE 100 Index. The Committee considers this to be the most appropriate comparator group for this purpose as the FTSE 100 index is widely used and recognised, and Compass Group has been a constituent member throughout the period.


180
160
140
120
100
80
60
40
20
30/9/99
30/9/00
30/9/01
30/9/02
30/9/03
Compass Group
FTSE 100 Index

INFORMATION SUBJECT TO AUDIT

Details of Directors' Pensions

Name of Director	Age at 30 Sep 2004	Years of service at 30 Sep 2004	Real increase in accrued pension for the year £000	Increase in accrued pension during year £000	† Accumulated total accrued pension at 30 Sep 2004 £000	Transfer value of accrued pension at 30 Sep 2004 £000 (A)	Transfer value of accrued pension at 30 Sep 2003 £000 (B)	Contributions £000 (C)	Amount of A–B–C £000
Sir Francis Mackay	59	18	63	83	747	14,915	13,696	–	1,219
Michael Bailey	55	11	(5)	13	617	13,625	13,595	–	30
Alain Dupuis	60	9	31	35	140	2,794	2,071	–	723
Clive Grundy	53	23	22	28	251	5,138	4,727	–	411
Andrew Lynch	47	15	22	28	253	3,926	3,592	–	334
Andrew Martin*	44	1	1	1	1	5	–	5	–

* Andrew Martin also has a pension entitlement in respect of his earlier service with Forte and Granada. The information above relates only to his employment from 15 March 2004 as a director of the Company.

† The pension entitlement set out above is that which would be paid at normal retirement date.

(i) The benefits set out above do not reflect those secured by any additional voluntary contributions paid by the directors.

(ii) Transfer values have been calculated in accordance with Actuarial Guidance Note GN11, and with advice from our external actuaries.

Directors' Emoluments

The aggregate remuneration of the individual directors of Compass Group PLC for the year ended 30 September 2004 was as follows:

Name of Director	Salary/Fee £000	Benefits £000	Annual Performance-Related Bonus £000	2004 £000	2003 £000
Directors in office throughout the year					
Executive					
Sir Francis Mackay	500	46	–	546	1,259
Michael Bailey	930	114	–	1,044	2,623
Alain Dupuis*	425	55	623	1,103	968
Clive Grundy	425	44	95	564	859
Andrew Lynch	510	54	114	678	1,033
Non-Executive					
Peter Blackburn	45	–	–	45	43
Denis Cassidy	45	–	–	45	43
Peter Cawdron	82	–	–	82	78
Val Gooding	45	–	–	45	43
Sven Kado††	48	–	–	48	43
Total	3,055	313	832	4,200	6,992
Directors appointed during the year					
Executive					
Andrew Martin**	220	17	49	286	–
Non-Executive					
Steve Lucas†	11	–	–	11	–
Grand Total	3,286	330	881	4,497	6,992

Highest paid director.
Andrew Martin was appointed as a director on 15 March 2004 and data is in respect of the period following his appointment.
Steve Lucas was appointed as a non-executive director on 7 July 2004 and data is in respect of the period following his appointment.
The figure shown for Sven Kado includes a fee of €4,000 in respect of his non-executive directorship of Compass Group Deutschland GmbH.

Directors' interests in the shares of Compass Group PLC

The interests, as defined by the Companies Act 1985, of the directors, their spouses and minor children in the ordinary shares of 10 pence each of the Company were as follows:

	30 Sep 2004	30 Sep 2003 (or date of appointment if later)
Sir Francis Mackay	**2,798,033**	3,156,998
Michael Bailey	**2,707,231**	2,443,326
Peter Blackburn	**5,000**	5,000
Denis Cassidy	**26,168**	26,168
Peter Cawdron	**24,200**	11,600
Alain Dupuis	**1,082,512**	939,285
Val Gooding	**5,001**	5,001
Clive Grundy	**633,375**	590,147
Sven Kado	**12,500**	12,500
Andrew Lynch	**798,149**	745,735
Steve Lucas	**–**	–
Andrew Martin	**30,027**	30,027

There were no changes in the interests of the directors, their spouses and minor children between 30 September 2004 and 30 November 2004.

Compass Group share prices

The mid-market prices of the Company's ordinary shares on 30 September 2003 and 30 September 2004 were 347 pence and 220.5 pence respectively. During the period the market price of the Company's ordinary shares ranged between 220.5 pence and 385 pence (14 January 2004).

Share options held by Directors Exercise period	30 Sep 2003	Granted during the year	Exercised or released during the year	30 Sep 2004	Exercise price (pence)	Market price at exercise or release (pence)
Sir Francis Mackay						
Share Option Plan						
29 September 2002 – 28 September 2009	596,375	–	–	**596,375**	316.1	
13 September 2003 – 12 September 2010	1,101,000	–	–	**1,101,000**	371.6	
3 December 2006 – 2 December 2013	–	500,000	–	**500,000**	356.0	
Savings-related Share Option Plan						
1 September 2006 – 28 February 2007	3,870	–	–	**3,870**	436.0	
	1,701,245	500,000		**2,201,245**		
Michael Bailey						
Share Option Plan						
28 April 1997 – 27 April 2004	162,019	–	162,019	**–**	79.5	360.50
29 September 2002 – 28 September 2009	734,000	–	–	**734,000**	316.1	
13 September 2003 – 12 September 2010	1,101,000	–	–	**1,101,000**	371.6	
19 September 2004 – 18 September 2011	1,000,000	–	–	**1,000,000**	430.0	
23 May 2005 – 22 May 2012	500,000	–	–	**500,000**	422.0	
30 September 2005 – 29 September 2012	185,000	–	–	**185,000**	292.5	
28 May 2006 – 27 May 2013	950,000	–	–	**950,000**	320.0	
7 June 2007 – 6 June 2014	–	550,000	–	**550,000**	333.5	
Savings-related Share Option Plan						
1 September 2007 – 28 February 2008	4,925	–	–	**4,925**	336.0	
	4,636,944	550,000	162,019	**5,024,925**		

Share options held by Directors – continued Exercise period	30 Sep 2003	Granted during the year	Exercised or released during the year	30 Sep 2004	Exercise price (pence)	Market price at exercise or release (pence)
Alain Dupuis						
Share Option Plan						
29 September 2002 – 28 September 2009	275,250	–	–	**275,250**	316.1	
13 September 2003 – 12 September 2010	458,750	–	–	**458,750**	371.6	
19 September 2004 – 18 September 2011	250,000	–	–	**250,000**	430.0	
23 May 2005 – 22 May 2012	300,000	–	–	**300,000**	422.0	
30 September 2005 – 29 September 2012	111,000	–	–	**111,000**	292.5	
28 May 2006 – 27 May 2013	400,000	–	–	**400,000**	320.0	
7 June 2007 – 6 June 2014	–	250,000	–	**250,000**	333.5	
	1,795,000	250,000	–	**2,045,000**		
Clive Grundy						
Share Option Plan						
16 May 2000 – 15 May 2004	146,800	–	146,800	**–**	179.2	362.36
29 September 2002 – 28 September 2009	238,550	–	–	**238,550**	316.1	
13 September 2003 – 12 September 2010	458,750	–	–	**458,750**	371.6	
19 September 2004 – 18 September 2011	250,000	–	–	**250,000**	430.0	
23 May 2005 – 22 May 2012	250,000	–	–	**250,000**	422.0	
30 September 2005 – 29 September 2012	92,500	–	–	**92,500**	292.5	
28 May 2006 – 27 May 2013	350,000	–	–	**350,000**	320.0	
7 June 2007 – 6 June 2014	–	250,000	–	**250,000**	333.5	
Savings-related Share Option Plan						
1 September 2004 – 28 February 2005	2,221	–	–	**2,221**	436.0	
1 September 2007 – 29 February 2008	–	3,532	–	**3,532**	266.8	
	1,788,821	253,532	146,800	**1,895,553**		
Andrew Lynch						
Share Option Plan						
22 January 2000 – 21 January 2004	183,500	–	183,500	**–**	180.9	364.75
16 May 2000 – 15 May 2004	146,800	–	146,800	**–**	179.2	362.36
29 September 2002 – 28 September 2009	284,425	–	–	**284,425**	316.1	
13 September 2003 – 12 September 2010	550,500	–	–	**550,500**	371.6	
19 September 2004 – 18 September 2011	350,000	–	–	**350,000**	430.0	
23 May 2005 – 22 May 2012	350,000	–	–	**350,000**	422.0	
30 September 2005 – 29 September 2012	129,500	–	–	**129,500**	292.5	
28 May 2006 – 27 May 2013	500,000	–	–	**500,000**	320.0	
7 June 2007 – 6 June 2014	–	300,000	–	**300,000**	333.5	
Savings-related Share Option Plan						
1 September 2004 – 28 February 2005	2,221	–	–	**2,221**	436.0	
1 September 2007 – 29 February 2008	–	3,532	–	**3,532**	266.8	
	2,496,946	303,532	330,300	**2,470,178**		
Andrew Martin						
Share Option Plan						
7 June 2007 – 6 June 2014	–	650,000	–	**650,000**	333.5	
Savings -related Share Option Plan						
1 September 2007 – 29 February 2008	–	3,532	–	**3,532**	266.8	
		653,532		**653,532**		

(i) On 17 December 2003 Andrew Lynch exercised 183,500 options at an option price of 180.90 pence and disposed of the resulting shares at 364.75 pence per share. The gross gain made on the exercise was £337,365.
(ii) On 30 March 2004 Clive Grundy and Andrew Lynch each exercised 146,800 options at an option price of 179.2 pence and disposed of the resulting shares at 362.36 pence per share. The gross gain made on each of these exercises was £268,879.
(iii) On 30 March 2004 Michael Bailey released options over 162,019 shares and the Compass Group Employee Benefit Trust Number 2 paid £455,273.39 in respect of the release, such amount being equal to the excess of the middle market quotation of 360.5 pence per share on 29 March 2004 over the exercise price of 79.5 pence.
(iv) Last year's aggregate gross gain made on the exercise/release of share options by directors was £1,074,659.
(v) No options expired unexercised during the year.
(vi) No price was paid for the award of any option.

Directors' interests in the Long-Term Incentive Plan
The maximum number of shares to be allocated to the directors under the LTIP, all for nil consideration, are as follows:

	As at 30 Sep 2003 Number	Granted during the year Number	Less shares released Number	As at 30 Sep 2004 Number	First Vesting Date			
					30 Sep 2003* Number	30 Sep 2004** Number	30 Sep 2005 Number	30 Sep 2006 Number
Sir Francis Mackay	483,069	108,069	–	**591,138**	207,210	134,350	141,509	108,069
Michael Bailey	580,272	201,009	–	**781,281**	188,375	134,350	257,547	201,009
Alain Dupuis	243,123	91,859	–	**334,982**	70,640	59,275	113,208	91,859
Clive Grundy	236,493	91,859	–	**328,352**	65,595	57,690	113,208	91,859
Andrew Lynch	289,126	110,231	–	**399,357**	80,732	71,130	137,264	110,231

This entitlement to shares under the LTIP is subject to achieving the performance conditions referred to in the LTIP section on page 57. The figures shown are maximum entitlements and the actual number of shares (if any) will depend on these performance conditions being achieved.

Awards made from 2004 have no performance retesting facility.

The market price at the grant date of the 2003/2004 award was 371.75 pence. The market price at the time of the grant of the awards made in 2000/2001, 2001/2002 and 2002/2003 was 371.6 pence, 488 pence and 336.25 pence respectively.
*54.4% of these awards vested at the end of the first extended performance period which finished on 30 September 2004, based on the Company being in 44th position in the ranking of FTSE 100 companies by TSR. (Sir Francis Mackay – 112,722 shares; Michael Bailey – 102,476 shares; Alain Dupuis – 38,428 shares; Clive Grundy – 35,683 shares; Andrew Lynch – 43,918 shares.) The market price at the date of vesting was 220.5 pence.
** No shares have vested at the end of the performance period.

Directors' Matching Shares Arrangements
The following are details of Matching Shares to which directors may become entitled in relation to bonuses awarded for 2001/02 and 2002/03 where directors directly, or via associates such as family trusts, invested up to 50% of their annual performance-related bonus in the form of shares. The shares are eligible for matching on a one-to-one basis and will normally be transferred to the directors at the end of the three-year deferral period provided they are still employed by the Company. For these years, the release of Matching Shares is not subject to satisfaction of a performance condition.

	As at 30 Sep 2004 Number	Vesting Date	
		30 Sep 2005* Number	30 Sep 2006 Number
Sir Francis Mackay	**120,377**	120,377	–
Michael Bailey	**364,377**	200,472	163,905
Alain Dupuis	**96,293**	53,066	43,227
Clive Grundy	**94,879**	51,651	43,228
Andrew Lynch	**116,093**	63,679	52,414

*The number of shares was derived by reference to the market price of 265p on 30 September 2002.
**The number of shares was derived by reference to the market price of 347p on 30 September 2003.

In addition, the Chairman holds an award of 300,000 bonus shares granted on 30 September 2001 based on his performance in that year and which vested on 30 September 2004. The market price on 30 September 2001 was 474.5 pence.

By order of the Board

Peter Cawdron
Chairman of the Remuneration Committee
30 November 2004

Independent auditors' report to the members of Compass Group PLC
We have audited the financial statements of Compass Group PLC for the year ended 30 September 2004 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement and related notes, the consolidated statement of total recognised gains and losses, the reconciliation of movements in consolidated shareholders' funds and the related notes 1 to 28. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Remuneration Committee's Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors — As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the Remuneration Committee's Report. Our responsibility is to audit the financial statements and the part of the Remuneration Committee's Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration Committee's Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents sections including the unaudited part of the Remuneration Committee's Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion — We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration Committee's Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration Committee's Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration Committee's Report described as having been audited.

Opinion — In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 September 2004 and of the profit of the Group for the year then ended and the financial statements and the part of the Remuneration Committee's Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
30 November 2004

Consolidated Profit and Loss Account

for the year ended 30 September 2004

Compass Group PLC	Notes	Before goodwill amortisation £m	Goodwill amortisation £m	Total 2004 £m	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2003 £m
Turnover							
Continuing operations		**11,633**	**–**	**11,633**	11,206	–	11,206
Acquisitions		**139**	**–**	**139**	–	–	–
		11,772	**–**	**11,772**	11,206	–	11,206
Discontinued activities		**–**	**–**	**–**	80	–	80
Total turnover	2	**11,772**	**–**	**11,772**	11,286	–	11,286
Operating costs	3	**(11,001)**	**(275)**	**(11,276)**	(10,504)	(276)	(10,780)
Operating profit							
Continuing operations		**770**	**(274)**	**496**	766	(276)	490
Acquisitions		**1**	**(1)**	**–**	–	–	–
		771	**(275)**	**496**	766	(276)	490
Discontinued activities		**–**	**–**	**–**	16	–	16
		771	**(275)**	**496**	782	(276)	506
Share of profits of associated undertakings							
Continuing operations	2	**2**	**–**	**2**	3	–	3
Discontinued activities	2	**2**	**–**	**2**	12	–	12
Total operating profit: Group and share of associated undertakings	2	**775**	**(275)**	**500**	797	(276)	521
Loss on disposal of businesses – discontinued activities	4	**–**	**–**	**–**	–	(27)	(27)
Interest receivable and similar income		**5**	**–**	**5**	16	–	16
Interest payable and similar charges	6	**(135)**	**–**	**(135)**	(152)	–	(152)
Net interest		**(130)**	**–**	**(130)**	(136)	–	(136)
Profit on ordinary activities before taxation		**645**	**(275)**	**370**	661	(303)	358
Tax on profit on ordinary activities	7	**(152)**	**–**	**(152)**	(169)	26	(143)
Profit on ordinary activities after taxation		**493**	**(275)**	**218**	492	(277)	215
Equity minority interests		**(38)**	**–**	**(38)**	(31)	–	(31)
Profit for the financial year		**455**	**(275)**	**180**	461	(277)	184
Equity dividends	8	**(200)**	**–**	**(200)**	(183)	–	(183)
Profit/(loss) for the year retained	20	**255**	**(275)**	**(20)**	278	(277)	1
Basic earnings per ordinary share	9			**8.3p**			8.3p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	9	**21.1p**			20.8p		
Diluted earnings per ordinary share	9			**8.3p**			8.3p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	9	**21.0p**			20.7p		

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 30 September 2004

Compasss Group PLC	2004 £m	2003 £m
Profit for the financial year	180	184
Currency translation differences on foreign currency net investments	(17)	(32)
Total gains and losses recognised in the year	163	152

Reconciliation of Movements in Consolidated Shareholders' Funds
for the year ended 30 September 2004

Compass Group PLC	2004 £m	2003 £m
Profit for the financial year	180	184
Dividends	(200)	(183)
	(20)	1
Currency translation differences on foreign currency net investments	(17)	(32)
Issue of shares	10	17
Shares to be issued	–	(5)
Repurchase of shares	(69)	(233)
Purchase of own shares	(1)	–
Net reduction in shareholders' funds	(97)	(252)
Opening shareholders' funds	2,579	2,831
Closing shareholders' funds	2,482	2,579

Consolidated Balance Sheet

as at 30 September 2004

Compass Group PLC	Notes	2004 £m	2003 £m
Fixed assets			
Intangible assets	10	**4,223**	4,436
Tangible assets	11	**1,805**	1,734
Investments	12	**30**	73
		6,058	6,243
Current assets			
Stocks	13	**279**	229
Debtors: amounts falling due within one year	14	**1,568**	1,530
amounts falling due after more than one year	14	**287**	309
Cash at bank and in hand		**266**	303
		2,400	2,371
Creditors: amounts falling due within one year	15	**(2,872)**	(3,093
Net current liabilities		**(472)**	(722
Total assets less current liabilities		**5,586**	5,521
Creditors: amounts falling due after more than one year	16	**(2,665)**	(2,457
Provisions for liabilities and charges	18	**(385)**	(429
Equity minority interests		**(54)**	(56
Net assets		**2,482**	2,579
Capital and reserves			
Called up share capital	19	**216**	217
Share premium account	20	**93**	84
Capital redemption reserve	20	**9**	7
Merger reserve	20	**4,170**	4,170
Profit and loss account	20	**(2,005)**	(1,899
Less: own shares		**(1)**	-
Total equity shareholders' funds		**2,482**	2,579

Approved by the Board of Directors on 30 November 2004 and signed on their behalf by

Michael J Bailey, Director

Andrew D Martin, Director

Company Balance Sheet

as at 30 September 2004

Compass Group PLC	Notes	2004 £m	2003 £m
Fixed assets			
Investments	12	**785**	1,131
Current assets			
Debtors: amounts falling due within one year	14	**4,138**	3,802
Creditors: amounts falling due within one year	15	**(1,686)**	(1,868)
Net current assets		**2,452**	1,934
Total assets less current liabilities		**3,237**	3,065
Creditors: amounts falling due after more than one year	16	**(2,493)**	(2,282)
Net assets		**744**	783
Capital and reserves			
Called up share capital	19	**216**	217
Share premium account	20	**93**	84
Capital redemption reserve	20	**9**	7
Profit and loss account	20	**426**	475
Total equity shareholders' funds		**744**	783

Approved by the Board of Directors on 30 November 2004 and signed on their behalf by

Michael J Bailey, Director

Andrew D Martin, Director

Consolidated Cash Flow Statement

for the year ended 30 September 2004

Compass Group PLC	£m	2004 £m	£m	2003 £m
Net cash inflow from operating activities (note I)		735		933
Dividends from associated undertakings		4		5
Returns on investments and servicing of finance				
Interest received	5		15	
Interest paid	(134)		(163)	
Proceeds from termination of interest rate swaps	104		–	
Interest element of finance lease rental payments	(2)		(3)	
Dividends paid to minority interests	(30)		(15)	
Net cash outflow from returns on investments and servicing of finance		(57)		(166
Taxation				
Tax received	5		41	
Tax paid	(112)		(86)	
Net tax paid		(107)		(45
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(365)		(376)	
Sale of tangible fixed assets	36		64	
Total capital expenditure and financial investment		(329)		(312
Free cash flow		246		415
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies and investments in associated undertakings	(167)		(296)	
Net proceeds from businesses held for resale	19		30	
Sale of minority interest	3		–	
Sale of subsidiary companies and associated undertakings	64		720	
Total acquisitions and disposals		(81)		454
Equity dividends paid		(249)		(159
Net cash (outflow)/inflow from investing activities		(330)		295
Net cash (outflow)/inflow before management of liquid resources and financing		(84)		710
Management of liquid resources: Sale of marketable securities		–		3
Financing				
Issue of ordinary share capital	10		12	
Repurchase of share capital	(91)		(211)	
Purchase of own shares, net	(1)		–	
Debt due within one year:				
Decrease in bank loans and loan notes	(26)		(218)	
Debt due after one year:				
Increase/(decrease) in bank loans and loan notes	270		(464)	
Capital element of finance lease rentals	(21)		(16)	
Net cash inflow/(outflow) from financing		141		(897
Increase/(decrease) in cash in the year		57		(184

Reconciliation of net cash flow to movement in net debt (note II)	2004 £m	2003 £m
Increase/(decrease) in cash in the year	57	(184
Cash (inflow)/outflow from change in debt and lease finance	(223)	698
Change in net debt resulting from cash flows	(166)	514
Loans acquired with subsidiaries and changes in finance leases	(19)	(41
Effect of foreign exchange rate changes	120	(79
Movement in net debt in the year	(65)	394
Opening net debt	(2,308)	(2,702
Closing net debt	(2,373)	(2,308

Notes to the Consolidated Cash Flow Statement

		2004 £m	2003 £m
I	**Reconciliation of operating profit to net cash inflow from operating activities:**		
	Operating profit before goodwill amortisation and exceptional items	775	797
	Depreciation	258	243
	EBITDA	1,033	1,040
	Profit on disposal of fixed assets	(8)	(3)
	Profit on disposal of businesses	(10)	(5)
	Share of profits of associated undertakings	(4)	(15)
	Expenditure in respect of provisions for liabilities and charges	(73)	(46)
	Increase in stocks	(57)	(33)
	Increase in debtors	(110)	(64)
	(Decrease)/increase in creditors	(36)	59
	Net cash inflow from operating activities before exceptional items	735	933

Profit on disposal of fixed assets comprises £6 million in the UK and £2 million in Continental Europe and the rest of the world (2003: UK £5 million, Continental Europe and the rest of the world £(3) million and North America £1 million).

Profit on disposal of businesses comprises £12 million in the UK and £(2) million in Continental Europe and the rest of the world (2003: Continental Europe and the rest of the world £5 million).

		1 Oct 2003 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 Sep 2004 £m
II	**Analysis of net debt:**						
	Cash at bank and in hand	303	(25)	(12)	–	–	266
	Overdrafts	(98)	82	2	–	–	(14)
		205	57	(10)	–	–	252
	Debt due within one year	(111)	26	–	–	–	(85)
	Debt due after one year	(2,336)	(270)	127	(7)	–	(2,486)
	Finance leases	(66)	21	3	(3)	(9)	(54)
		(2,513)	(223)	130	(10)	(9)	(2,625)
	Total	(2,308)	(166)	120	(10)	(9)	(2,373)

	2004 £m Purchases	2004 £m Disposals	2003 £m Purchases	20[illegible] £[illegible] Dispos[illegible]
III Purchase and disposal of subsidiary companies and investments in associated undertakings:				
Net assets acquired/(disposed of):				
Tangible fixed assets	28	(1)	32	(77[illegible]
Fixed asset investments	7	(47)	–	(3[illegible]
Stocks	4	(1)	1	[illegible]
Debtors	25	(1)	119	[illegible]
Cash	21	–	19	[illegible]
Bank overdrafts	–	–	(29)	
Loans	(7)	–	(18)	
Leases	(3)	–	(12)	
Creditors	(56)	1	(130)	2[illegible]
Provisions	(5)	–	(45)	
Tax	6	–	29	6[illegible]
Minority interests	6	–	60	
	26	(49)	26	(74[illegible]
Loss on disposal	–	2	–	2[illegible]
Goodwill acquired/(disposed of)	162	(17)	195	(1[illegible]
	188	(64)	221	(72[illegible]
Satisfied by:				
Cash consideration payable/(receivable)	169	(64)	208	(72[illegible]
Deferred consideration receivable	–	–	–	
Deferred consideration payable	19	–	13	
	188	(64)	221	(72[illegible]

	2004 £m Purchases	2004 £m Disposals	2003 £m Purchases	20[illegible] £[illegible] Dispos[illegible]
IV Analysis of net flow of cash in respect of the purchase and disposal of subsidiary companies and investments in associated undertakings:				
Cash consideration paid/(received net of liabilities settled)	169	(64)	208	(72[illegible]
Cash (acquired)/disposed of	(21)	–	(19)	
Overdrafts acquired	–	–	29	
	148	(64)	218	(72[illegible]
Deferred consideration and costs relating to previous acquisitions	19	–	78	
	167	(64)	296	(72[illegible]

1 Accounting policies

Basis of preparation
The financial statements have been prepared in accordance with UK law and applicable accounting standards. UITF abstract 38 "Accounting for ESOP trusts" has been adopted during the year.

Specific accounting policies
The particular policies adopted are described below.

A Accounting convention and basis of consolidation
The financial statements are prepared under the historical cost convention. The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries and associated undertakings.

B Goodwill
Purchased goodwill arising on acquisitions made since 1 October 1998 is capitalised in local currency and amortised through the profit and loss account on a straight line basis over its estimated useful life up to a maximum of 20 years, in accordance with FRS 10.

Purchased goodwill arising on acquisitions prior to 1 October 1998, which was previously written off to a separate goodwill reserve, remains written off but has now been transferred to the profit and loss account reserve, in accordance with the transitional arrangements of FRS 10. This goodwill will be charged to the profit and loss account as appropriate on the subsequent disposal of the business to which it relates.

C Foreign currencies
The assets and liabilities of foreign subsidiary companies are translated into sterling at the rates of exchange ruling at the year end. The historical currency cost of foreign subsidiary companies and investments held by the Company are translated into sterling at the rates of exchange ruling at the year end. Gains and losses resulting from the realignment of opening foreign currency balances to the year end rates including external loans and intragroup long-term loans are treated as movements on reserves.

The results of foreign subsidiary companies are translated into sterling at the average rates of exchange for the accounting year. Gains or losses resulting from the translation of these results from the average rates to the year end rates are treated as movements on reserves. All other exchange differences are dealt with through the profit and loss account.

D Stocks
Stocks are valued at the lower of cost and net realisable value.

E Turnover
Turnover represents the invoiced value, excluding value added tax and similar sales taxes, of goods and services supplied to third parties.

F Tangible fixed assets and depreciation
Fixed assets are carried at cost less depreciation, which is provided on their book values at rates calculated to write down each asset to its residual value over its estimated remaining useful life on a straight line basis, within the following ranges:
- Freehold buildings and long-term leasehold property: 2% per annum – freehold land is not depreciated
- Short-term leasehold property: the life of the lease
- Plant, machinery, fixtures and fittings: 8% to 33% per annum

G Investments
Except as stated below, investments held as fixed assets are stated at cost, less any provision for impairment in value, and investments held by the Company are stated at historical currency cost and translated into sterling in accordance with the policy set out in note C above.

In the consolidated accounts, shares in associated undertakings are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of the pre-tax profits and attributable taxation of the associated undertakings based on financial statements for the financial year. In the consolidated balance sheet, the investment in associated undertakings is shown at the Group's share of the net assets of the associated undertakings. Goodwill arising on the acquisition of an associate is capitalised as part of the carrying amount in the consolidated balance sheet and amortised over its estimated useful life. Prior to the implementation of FRS 9 and FRS 10, such goodwill was written off to reserves as a matter of accounting policy (see note B above).

H Pension costs and other post-retirement benefits
Defined contribution pension costs charged to the profit and loss account represent contributions payable in respect of the period.

Pension costs and other post-retirement benefits, which are periodically calculated by professionally qualified actuaries, are charged against profits so that the expected costs of providing pensions are recognised during the period in which benefit is derived from the employees' services.

Any pension surplus or deficit identified at the date of the last actuarial valuation is being amortised over the average estimated remaining service lives of employees in accordance with SSAP 24.

I Deferred tax
Deferred tax is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in tax computations in periods different from those in which they are included in the financial statements. The Group has adopted the policy of discounting deferred tax balances as permitted by FRS 19.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

J Leases
Assets held under finance leases and hire purchase contracts are capitalised at their fair value on the inception of the leases and depreciated over their estimated useful lives. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding.

Rental costs under operating leases are charged to the profit and loss account in equal annual amounts over the period of the leases.

K Financial instruments
Financial assets and liabilities, including derivative financial instruments, denominated in foreign currencies are translated into sterling at year end exchange rates. Gains and losses on translation into sterling are dealt with in accordance with the policy set out in note C above.

Interest rate swaps are not revalued to fair value or shown on the balance sheet at the year end. Income and expenses arising from interest rate swaps are matched against the interest costs arising on the loans for which they are providing a hedge.

Premiums, discounts and front-end fees on financial assets and liabilities are amortised through the profit and loss account over the life of the asset or liability.

Interest rate swap monetisation receipts are deferred and amortised through the profit and loss account over the life of the related swap.

2 Turnover, operating profit and net assets

	Continuing operations £m	Acquisitions £m	Discontinued activities £m	2004 £m	2003 £m
Turnover					
Foodservice:					
Geographical analysis:					
– United Kingdom					
Continuing	3,021	12	–	3,033	2,98
Discontinued	–	–	–	–	8
	3,021	12	–	3,033	3,06
– Continental Europe & rest of the world	5,150	72	–	5,222	4,66
– North America	3,462	55	–	3,517	3,56
	11,633	139	–	11,772	11,28
Operating profit					
Before goodwill amortisation and exceptional items					
Foodservice:					
– The Company and its subsidiary undertakings					
Continuing	770	1	–	771	76
Discontinued	–	–	–	–	1
– Associated undertakings					
Continuing	2	–	–	2	
Discontinued	–	–	2	2	1
	772	1	2	775	79
Geographical analysis:					
– United Kingdom					
The Company and its subsidiary undertakings					
Continuing	294	–	–	294	36
Discontinued	–	–	–	–	1
Associated undertakings	1	–	–	1	
– Continental Europe & rest of the world					
The Company and its subsidiary undertakings	289	(2)	–	287	22
Associated undertakings					
Continuing	1	–	–	1	-
Discontinued	–	–	2	2	1
– North America					
The Company and its subsidiary undertakings	187	3	–	190	17
Associated undertakings	–	–	–	–	-
	772	1	2	775	79
Amortisation of goodwill – continuing operations					
– United Kingdom	(156)	–	–	(156)	(15
– Continental Europe & rest of the world	(70)	(1)	–	(71)	(7
– North America	(48)	–	–	(48)	(5
	(274)	(1)	–	(275)	(27
Total operating profit: Group and share of associated undertakings	498	–	2	500	52

Total operating profit after goodwill amortisation for the year ended 30 September 2004 relates to foodservice analysed as UK £139 million, Continental Europe and the rest of the world £219 million and North America £142 million (2003: £223 million, £171 million and £127 million respectively).

2 Turnover, operating profit and net assets – continued

	2004 £m	2003 £m
Net assets		
Foodservice:		
– United Kingdom	**2,665**	2,649
– Continental Europe & rest of the world	**1,082**	1,259
– North America	**1,108**	979
	4,855	4,887
Net debt	**(2,373)**	(2,308)
	2,482	2,579

3 Operating costs

	Continuing operations £m	Acquisitions £m	2004 £m	Continuing operations £m	Discontinued activities £m	2003 £m
Movement in stocks of finished goods and work in progress	**26**	**2**	**28**	19	–	19
Raw materials and consumables	**4,377**	**29**	**4,406**	4,105	17	4,122
Other external charges	**1,626**	**78**	**1,704**	1,638	22	1,660
Staff costs	**4,578**	**27**	**4,605**	4,439	21	4,460
Depreciation of tangible fixed assets:						
– owned assets	**243**	**2**	**245**	224	4	228
– leased assets	**13**	**–**	**13**	15	–	15
Amortisation of goodwill	**274**	**1**	**275**	276	–	276
	11,137	**139**	**11,276**	10,716	64	10,780

	2004 £m	2003 £m
Other external charges include:		
Property lease rentals	**81**	86
Other occupancy rentals	**123**	121
Other asset rentals	**73**	55
Fees paid to the auditors:		
Audit services: statutory audit	**3**	2
Further assurance services	**1**	1
Tax services: advisory services	**2**	2
	6	5
Less fees in respect of acquisitions and disposals charged as part of the cost of transactions	**–**	–
	6	5

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these accounts. The consolidated profit for the year includes a profit after tax of £223 million (2003: £405 million) which is dealt with in the accounts of the parent company.

4 Exceptional items	2004 £m	2003 £m
Loss on disposal of discontinued activities – Little Chef and Travelodge	–	27

5 Employees	Number	Number
The average number of employees, including part-time employees, was:		
Foodservice:		
United Kingdom	85,822	89,882
Overseas	316,553	315,376
	402,375	405,258

	2004 £m	2003 £m
The aggregate remuneration of all employees including directors comprised:		
Wages and salaries	3,963	3,885
Social security costs	572	515
Other pension costs	70	60
	4,605	4,460

Information on directors' remuneration, share options, long-term incentive plans, pension contributions and entitlements is set out in the audited section of the Remuneration Committee's Report on pages 56 to 64 and forms part of these financial statements.

6 Interest payable and similar charges	2004 £m	2003 £m
Bank loans and overdrafts	34	41
Other loans	99	108
Finance lease interest	2	3
	135	152

7 Tax on profit on ordinary activities	2004 £m	2003 £m
UK corporation tax at 30% (2003: 30%)	49	41
Overseas tax payable	105	89
UK tax on share of profits of associated undertakings	1	–
Overseas tax on share of profits of associated undertakings	2	6
Current tax charge on profit before goodwill amortisation and exceptional items	157	136
UK deferred tax	18	11
Impact of discounting UK deferred tax	(1)	5
Overseas deferred tax	17	54
Impact of discounting overseas deferred tax	(12)	(12)
	179	194
Adjustments in respect of prior years:		
UK corporation tax	10	(13)
Overseas tax payable	(32)	(12)
UK deferred tax	(2)	(16)
Overseas deferred tax	(3)	16
	(27)	(25)
Total tax charge before exceptional items	152	169
Exceptional items:		
UK corporation tax	–	4
Overseas tax payable	–	3
Prior year UK corporation tax	–	(33)
Total exceptional tax credit	–	(26)
Tax on profit on ordinary activities after exceptional items	152	143

The 2003 exceptional UK corporation tax charge, £4 million, and overseas tax charge, £3 million, both relate to the disposal of the Little Chef and Travelodge businesses. The prior year exceptional UK corporation tax credit, £(33) million, relates to the recovery of tax not previously recognised in respect of acquired businesses where the hindsight period for adjustments to goodwill has passed.

Factors affecting the future tax charge
The main factors affecting the future tax charge are addressed in the Financial Review on page 11.

	2004 %	2003 %
Reconciliation of the UK statutory tax rate to the effective current tax rate		
Tax charge on profit on ordinary activities before goodwill amortisation and exceptional items at the UK statutory rate of 30%	30	30
Increase/(decrease) resulting from:		
Permanent items	1	2
Amortisation of goodwill	(2)	(2)
Overseas taxes at higher rates	2	3
Losses brought forward	(5)	(6)
Tax credits	–	(2)
Capital allowances for the period in excess of depreciation charged	(1)	(2)
Other timing differences	(1)	(2)
Current tax rate on profit before goodwill amortisation and exceptional items	24	21

8 Dividends

	Per share	2004 £m	Per share	2003 £m
Dividends on ordinary shares of 10p each:				
Interim	3.1p	66	2.7p	60
Proposed final	6.2p	134	5.7p	123
	9.3p	200	8.4p	183

9 Earnings per share

	Before goodwill amortisation 2004 £m	Including goodwill amortisation 2004 £m	Before goodwill amortisation and exceptional items 2003 £m	Including goodwill amortisation and exceptional items 2003 £m
Attributable profit for basic and diluted earnings per share	455	180	461	184
	Millions	Millions	Millions	Millions
Average number of shares for basic earnings per share	2,158	2,158	2,218	2,218
Dilutive share options	7	7	5	5
Average number of shares for diluted earnings per share	2,165	2,165	2,223	2,223
Basic earnings per share	21.1p	8.3p	20.8p	8.3p
Diluted earnings per share	21.0p	8.3p	20.7p	8.3p

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings.

10 Intangible fixed assets

	£m
Goodwill – Group	
Cost	
At 1 October 2003	5,196
Additions arising from acquisitions	162
Disposal	(19)
Currency adjustment	(95)
At 30 September 2004	5,244
Amortisation	
At 1 October 2003	760
Charge for the year	275
Disposal	(2)
Currency adjustment	(12)
At 30 September 2004	1,021
Net book amount	
At 30 September 2004	4,223
At 30 September 2003	4,436

Additions to goodwill arising from acquisitions relates to the acquisitions shown in note 21. Goodwill on acquisitions is being amortised over periods of up to 20 years which are considered to be the estimated useful lives. The disposal relates to the goodwill attaching to the remaining 12.7% of Yoshinoya D&C held by Seiyo Foods disposed of during the year.

11 Tangible fixed assets

	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Group						
Cost						
At 1 October 2003	486	58	327	1,446	661	2,978
Currency adjustment	(10)	–	(3)	(58)	(15)	(86)
Additions	19	3	14	205	133	374
Businesses acquired	2	–	7	14	5	28
Disposals	(1)	(1)	(3)	(84)	(42)	(131)
Business disposals	–	–	–	(1)	–	(1)
Transfer between categories	(3)	1	49	(75)	28	–
At 30 September 2004	493	61	391	1,447	770	3,162
Depreciation						
At 1 October 2003	85	4	54	763	338	1,244
Currency adjustment	(4)	–	(1)	(28)	(9)	(42)
Charge for the year	12	2	14	159	71	258
Disposals	(1)	–	(3)	(75)	(24)	(103)
Transfer between categories	3	1	5	(23)	14	–
At 30 September 2004	95	7	69	796	390	1,357
Net book amount						
At 30 September 2004	398	54	322	651	380	1,805
At 30 September 2003	401	54	273	683	323	1,734

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freehold buildings and long and short leasehold property £9 million (2003: £11 million), plant and machinery £34 million (2003: £38 million) and fixtures and fittings £3 million (2003: £4 million).

12 Investments held as fixed assets

	Group	Company
	Investment in associated undertakings £m	Investment in subsidiary undertakings £m
Cost		
At 1 October 2003	73	1,131
Additions	7	10
Disposals	(47)	(356)
Share of retained profits less losses	1	–
Dividends received	(4)	–
Currency adjustments/other movements	–	–
At 30 September 2004	30	785

During the year the Group disposed of its remaining 12.7% of Yoshinoya D&C.

13 Stocks

	2004 £m	2003 £m
Group		
Food and beverage stocks	**207**	166
Other stocks	**72**	63
	279	229

14 Debtors

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Amounts falling due within one year				
Trade debtors	**1,186**	1,112	**–**	–
Amounts owed by subsidiary companies	**–**	–	**4,089**	3,767
Amounts owed by associated undertakings	**1**	4	**–**	–
Group relief receivable	**–**	–	**49**	35
Overseas tax recoverable	**12**	15	**–**	–
Other debtors	**153**	184	**–**	–
Prepayments and accrued income	**216**	215	**–**	–
	1,568	1,530	**4,138**	3,802
Amounts falling due after more than one year				
Other debtors	**189**	177	**–**	–
Overseas tax recoverable	**3**	–	**–**	–
Deferred tax	**95**	132	**–**	–
	287	309	**–**	–

	Provided	
	2004 £m	2003 £m
Deferred tax analysis		
Group		
UK capital allowances in excess of depreciation	**(10)**	(8)
UK short-term timing differences	**72**	100
Overseas deferred tax	**(37)**	(26)
Discount on timing differences	**70**	66
	95	132

Deferred tax has been provided throughout the Group in accordance with the accounting policy shown in note 1(l). Deferred tax does not include any potential tax liabilities which might arise in the event of the distribution of unappropriated profits or reserves of overseas subsidiary companies as there is no current intention to distribute such profits or reserves.

Deferred tax assets of £73 million (2003: £147 million) have not been recognised as the timing of recovery is uncertain.

The Company has an unprovided deferred tax asset of £13 million (2003: £15 million) which is not recognised on the same grounds.

	Group £m
The movements on deferred tax are as follows:	
At 1 October 2003	**132**
Arising from acquisitions	**2**
Charged to profit and loss account	**(17)**
Other movements	**(22)**
At 30 September 2004	**95**

15 Creditors – amounts falling due within one year	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Bonds	–	94	–	–
Loan notes	19	12	–	3
Bank loans	66	5	46	–
Bank overdrafts	14	98	225	243
Obligations under finance leases	16	19	–	–
Trade creditors	926	1,060	–	–
Amounts owed to subsidiary companies	–	–	1,198	1,364
Amounts owed to associated undertakings	2	4	–	–
Corporation tax payable	211	146	–	–
Overseas tax	142	188	–	–
Other tax and social security costs	203	208	–	–
Other creditors	264	241	–	22
Deferred consideration	14	25	–	–
Accruals and deferred income	861	810	83	53
Proposed dividend	134	183	134	183
	2,872	3,093	1,686	1,868

16 Creditors – amounts falling due after more than one year

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 200 £m
Bonds	1,348	1,102	1,312	1,061
Loan notes	550	591	510	56
Bank loans	588	643	591	64
Obligations under finance leases	38	47	–	-
Other creditors	44	55	–	-
Deferred consideration	27	19	–	[illegible]
Accruals and deferred income	70	–	80	-
	2,665	2,457	2,493	2,28

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Euro Eurobond with nominal value €750 million redeemable in 2009 and bearing interest at 6.0% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £325 million redeemable in 2012 and bearing interest at 6.375% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$991 million (£548 million) at interest rates between 5.11% and 7.955%. US$654 million (£361 million) is repayable in five to ten years.

Maturity of financial liabilities and other creditors falling due after more than one year as at 30 September 2004 is as follows:

	2004				200			
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
Group								
In more than one year but not more than two years	75	5	79	159	30	45	70	14
In more than two years but not more than five years	627	574	82	1,283	130	598	36	76
In more than five years	1,196	9	18	1,223	1,533	–	15	1,54
	1,898	588	179	2,665	1,693	643	121	2,45
In one year or less, or on demand	19	80	30	129	106	103	44	25
	1,917	668	209	2,794	1,799	746	165	2,71

	2004				200			
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
Company								
In more than one year but not more than two years	53	5	22	80	–	45	–	4
In more than two years but not more than five years	627	577	46	1,250	130	598	10	73
In more than five years	1,142	9	12	1,163	1,499	–	–	1,49
	1,822	591	80	2,493	1,629	643	10	2,28
In one year or less, or on demand	–	271	–	271	3	243	–	24
	1,822	862	80	2,764	1,632	886	10	2,52

16 Creditors – amounts falling due after more than one year – continued	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Bank loans				
Repayable by instalments in more than five years	9	–	9	–
Repayable by instalments within five years	23	–	23	–
Less: amounts falling due within one year	(5)	–	(5)	–
Amounts repayable by instalments falling due after more than one year	27	–	27	–
Repayable otherwise than by instalments within five years	622	648	605	643
Less: amounts falling due within one year	(61)	(5)	(41)	–
Amounts repayable otherwise than by instalments falling due after more than one year	561	643	564	643

The Group had the following undrawn committed borrowing facilities at 30 September:

	2004 £m	2003 £m
Expiry date:		
In more than two years but not more than five years	971	987
	971	987

17 Financial Instruments

A discussion of the Group's objectives, policies and strategies with regard to financial instruments can be found in the Financial Review on page 12. Short-term debtors and creditors arising directly from the Group's operations are excluded from the following disclosures, as permitted by FRS 13.

The disclosures in notes (a) and (b) below have been made after taking account of interest rate swaps, currency swaps and forward contracts.

(a) Interest rate and currency of financial liabilities

	Deferred consideration £m	Finance leases £m	Other financial liabilities £m	Fixed rate borrowings £m	Floating rate borrowings £m	Total gross borrowings £m	Fixed rate borrowings: Weighted average interest rate %	Fixed rate borrowings: Weighted average time for which rate is fixed Years
30 September 2004								
Sterling	23	2	11	60	65	125	7.0	2.6
US dollar	10	23	15	744	421	1,165	4.1	2.5
Euro	4	23	6	515	157	672	4.0	2.1
Japanese Yen	–	2	2	85	39	124	0.3	1.5
Other currencies	4	4	10	333	152	485	3.5	1.2
	41	54	44	1,737	834	2,571	3.9	2.1
30 September 2003								
Sterling	11	2	15	60	16	76	7.0	3.6
US dollar	23	27	–	733	303	1,036	4.6	2.8
Euro	4	29	8	428	278	706	4.1	2.1
Japanese Yen	–	3	2	126	84	210	1.8	0.6
Other currencies	6	5	5	308	111	419	3.5	1.2
	44	66	30	1,655	792	2,447	4.1	2.2

Floating rate borrowings bear interest at rates linked to LIBOR or its foreign equivalents.

17 Financial Instruments – continued

(b) Interest rate and currency of financial assets

	2004		2003	
	Cash, net of overdrafts £m	Other financial assets £m	Cash, net of overdrafts £m	Other financial assets £m
Sterling	81	9	89	–
US dollar	32	22	12	13
Euro	39	16	33	7
Japanese Yen	13	–	23	–
Other currencies	87	6	48	3
	252	53	205	23

Overdrafts principally arise as a result of uncleared transactions and accordingly have been netted off against cash balances in the above disclosure. Interest on short-term deposits and bank overdrafts is at the relevant money market rates. Other financial assets do not bear interest.

(c) Foreign currency risk

After taking into account the effects of forward foreign exchange contracts and cross currency swaps, the Group has no significant currency exposures generating gains or losses that would be recognised in the profit and loss account.

(d) Fair values of financial instruments

The fair values of the interest rate swaps and forward foreign currency contracts have been determined by reference to prices available from the markets on which the instruments involved are traded. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

	2004		2003	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial instruments held or issued to finance the Group's operations:				
Bank loans	654	654	648	648
Bonds	1,328	1,385	1,200	1,270
Loan notes	569	615	616	696
Obligations under finance leases	54	54	66	66
Deferred consideration	41	41	44	44
Cash at bank and in hand	(266)	(266)	(303)	(303)
Bank overdrafts	14	14	98	98
	2,394	2,497	2,369	2,519
Financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	–	14	–	(89)
Cross currency swaps	20	30	(17)	(17)
	20	44	(17)	(106)

Fair values of debtors and creditors due after more than one year are not significantly different from their book values.

17 Financial Instruments – continued

(e) Interest rate risk hedging

	2004 Gains £m	2004 Losses £m	2004 Net £m	2003 Gains £m	2003 Losses £m	2003 Net £m
Unrecognised gains/(losses) arising under rate and currency swaps:						
Interest rate swaps	18	(32)	(14)	122	(33)	89
Currency swaps and forward contracts	–	(13)	(13)	2	(2)	–

	2004 Income £m	2004 Expense £m	2004 Net £m	2003 Income £m	2003 Expense £m	2003 Net £m
Anticipated income/(expense) arising in the following year:						
Interest rate swaps	7	(19)	(12)	25	(25)	–
Currency swaps and forward contracts	2	(9)	(7)	39	(3)	36

In addition to the amounts disclosed above, a gain of £90 million in respect of terminated interest rate swaps was carried in the balance sheet as at 30 September 2004 pending its recognition in the profit and loss account (2003: £nil). Of this carried forward amount, gains of £20 million are expected to be recognised in the profit and loss account in the 2005 financial year. The termination payment received will be spread over the life of the underlying exposure.

18 Provisions for liabilities and charges

	Pensions and other post employment benefits £m	Insurance £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2003	247	32	48	91	11	429
Arising from acquisitions	2	–	3	–	–	5
Expenditure in the year	(16)	(5)	(14)	(38)	–	(73)
Charged to profit and loss account	21	7	–	6	–	34
Credited to profit and loss account	–	–	–	(5)	–	(5)
Reclassified	5	4	(5)	–	–	4
Currency adjustment	(6)	–	(1)	(2)	–	(9)
At 30 September 2004	253	38	31	52	11	385

Pensions and other post-employment benefits and insurance relate to the costs of self-funded pension schemes or statutory retirement benefits and self-funded insurance schemes respectively and are essentially long-term in nature. Onerous contracts represent the liabilities in respect of short and long term leases on non-utilised properties and other contracts lasting under five years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. The amount credited to the profit and loss account arises wholly within the UK.

19 Called up share capital

	2004 Number	2004 £m	2003 Number	2003 £m
Authorised:				
– Ordinary shares of 10p each	3,000,010,000	300	3,000,010,000	300
– Redeemable preference shares of £1 each	49,998	–	49,998	–
Allotted and fully paid:				
– Ordinary shares of 10p each	2,155,345,032	216	2,169,576,093	217

	Number of shares
Ordinary shares of 10p each allotted as at 1 October 2003	2,169,576,093
Ordinary shares allotted during the year on exercise of share options	4,629,939
Repurchase of ordinary share capital	(18,861,000)
Ordinary shares of 10p each allotted as at 30 September 2004	2,155,345,032

During the year the Company purchased for cancellation 18,861,000 ordinary shares for a total consideration of £69 million, including costs (2003: £233 million).

19 Called up share capital – continued

Share option schemes

During the year 4,476,000 options were granted under the Compass Share Option Plan and 19,348,810 options under the Compass Group Management Share Option Plan. All options were granted over the Company's ordinary shares and the grant price was equivalent to the market value of the Company's shares at the date of grant. 4,452,568 options were granted under the Compass Group UK Savings-Related Share Option Scheme and 1,957,429 options under the International Sharesave Plans. These grants were made at 80% of the market value at the time of grant.

At 30 September 2004, employees held options over a total of 149,808,300 ordinary shares under all of the Group's share option plans as follows:

Number of shares	Option price per share (pence)	Exercisable
Executive and Management Share Option Plans		
69,244	310.29	1 July 1999 – 30 June 2006
121,695	314.98	10 December 1999 – 09 December 2006
198,421	324.91	17 December 2000 – 16 December 2007
5,560,605	348.80*	19 June 2001 – 18 June 2005
227,540	354.20*	18 July 2001 – 17 July 2005
270,051	338.27	11 December 2001 – 10 December 2008
69,244	444.76	17 June 2002 – 16 June 2009
7,509,597	312.80*	16 September 2002 – 15 September 2009
3,353,463	316.10*	29 September 2002 – 28 September 2009
677,815	391.70	25 November 2002 – 24 November 2009
13,849	431.40	22 December 2002 – 21 December 2009
355,072	394.00*	3 February 2003 – 2 February 2010
160,616	413.00	8 February 2003 – 7 February 2007
19,770,143	371.60	13 September 2003 – 12 September 2010
770,000	524.50	28 May 2004 – 27 May 2011
14,116,050	430.00	19 September 2004 – 18 September 2011
15,174,700	422.00	23 May 2005 – 22 May 2012
5,624,363	292.50	30 September 2005 – 29 September 2012
1,330,400	313.75	4 December 2006 – 3 December 2013
21,508,400	320.00	28 May 2006 – 27 May 2013
2,500,350	356.00	3 December 2006 – 2 December 2013
726,000	356.00	3 December 2006 – 2 December 2013
2,000,000	333.50	7 June 2007 – 2 June 2014
16,837,510	316.25	3 August 2007 – 2 August 2014
1,750,000	316.25	3 August 2007 – 2 August 2014
120,695,128		

19 Called up share capital – continued

Number of shares	Option price per share (pence)	Exercisable
UK and International Sharesave Plans		
1,434,838†	294.00*	1 October 2004 – 31 March 2005
272,202†	360.00*	1 April 2005 – 30 September 2006
2,465,128	436.00	1 September 2004 – 28 February 2009
589,391†	436.00	1 September 2004 – 28 February 2007
136,366†	410.00	28 February 2005
2,504,216	336.00	1 September 2005 – 28 February 2010
1,177,793†	336.00	1 September 2005 – 28 February 2008
3,440,214†	337.90	1 September 2005
2,388,261	290.20	1 September 2006 – 28 February 2011
1,136,152†	290.20	1 September 2006 – 28 February 2009
3,521,571†	290.20	1 September 2006
105,673†	290.20	28 February 2007
4,407,462	266.80	1 September 2007 – 28 February 2012
1,927,297†	266.80	1 September 2007 – 28 February 2012
3,511,176†	266.80	1 September 2007
95,432†	266.80	4 September 2007
29,113,172		

* Options granted over ordinary shares in Compass Group Holdings PLC ("CGH"). Under its articles of association, any CGH ordinary shares which are issued on exercise are automatically transferred to the Company in consideration of the issue of Compass Group PLC ordinary shares on the basis of 1.835 for every CGH share. Numbers and prices given are relative to Compass Group PLC.

† Options granted under the international sharesave plan represent appreciation rights over the number of shares shown. In the event of exercise, holders will receive a number of shares calculated by reference to the increase in the market price at the time of exercise over the option price.

An analysis of options held by directors at 30 September 2004 is set out in the Remuneration Committee's report on pages 62 and 63.

20 Reserves

				Consolidated profit and loss account		
	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Before goodwill written off £m	Goodwill written off £m	Total £m
Group						
At 1 October 2003	84	7	4,170	233	(2,132)	(1,899)
Foreign exchange reserve movements	–	–	–	(17)	–	(17)
Premium on ordinary shares issued, net of expenses	9	–	–	–	–	–
Repurchase and cancellation of shares	–	2	–	(69)	–	(69)
Retained loss for the year	–	–	–	(20)	–	(20)
At 30 September 2004	93	9	4,170	127	(2,132)	(2,005)

Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 over the fair value of the net assets acquired. The goodwill has been written off to profit and loss reserve on consolidation.

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Company			
At 1 October 2003	84	7	475
Premium on ordinary shares issued, net of expenses	9	–	–
Repurchase and cancellation of shares	–	2	(69)
Retained profit for the year	–	–	20
At 30 September 2004	93	9	426

21 Acquisitions

Businesses acquired during the year are shown below.

Adjustments have been made to reflect the provisional fair value of assets and liabilities acquired as follows:

	Dates	Consideration and costs £m	Net assets acquired £m	Fair value adjustments £m	Accounting policy realignment £m	Fair value of assets acquired £m	Goodwill £m
Creative Host	18 February 2004	19	4	–	–	4	15
Olland	1 March 2004	20	4	(1)	–	3	17
Mitropa	2 April 2004	27	12	(3)	–	9	18
Convenco	30 March 2004	11	4	(3)	–	1	10
Others		106	12	(6)	(1)	5	101
Total acquisitions in the year		183	36	(13)	(1)	22	161
Adjustments to prior periods:							
Deferred consideration payable		5	–	–	–	–	5
Adjustments to net assets acquired		–	–	4	–	4	(4
		5	–	4	–	4	1
		188	36	(9)	(1)	26	162

	Net assets acquired £m	Fair value adjustments £m	Accounting policy realignment £m	Fair value to the Group £m
Intangible fixed assets	5	(4)	(1)	–
Tangible fixed assets	30	(2)	–	28
Fixed asset investments	9	–	(2)	7
Stocks	5	(1)	–	4
Debtors	23	–	2	25
Cash	21	–	–	21
Loans and overdrafts	(9)	2	–	(7
Leases	(2)	(1)	–	(3
Creditors	(45)	(11)	–	(56
Provisions	(2)	(3)	–	(5
Tax	(2)	8	–	6
Minority interests	3	3	–	6
	36	(9)	(1)	26

All acquisitions were accounted for under the acquisitions method of accounting.

Fair value adjustments principally relate to asset valuation adjustments, recognising pension commitments and other liabilities not previously recorded.

Adjustments made to the fair value of assets of businesses acquired in 2004 are provisional owing to the short period of ownership.

Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light of knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect of acquisitions made during the year ended 30 September 2003.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

22 Pensions

Pension schemes operated

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries.

UK Schemes

Within the UK there are two main arrangements:

(i) Compass Group Final Salary Pension Plan
(ii) Compass Pension Scheme

A third arrangement, the Compass Retirement Income Savings Plan (CRISP) was launched on 1 February 2003. This is the main vehicle for pension provision for new joiners in the UK but existing members of the two plans mentioned above will continue to accrue benefits under those arrangements. CRISP is a contracted-in money purchase arrangement whereby the Group will match employee contributions up to 6% of pay (minimum 3%).

The Compass Group Final Salary Pension Plan and the Compass Pension Scheme are defined benefit arrangements operated on a prefunded basis. The funding policy is to contribute such variable amounts, on the advice of the Actuary, as achieves a 100% funding level on a projected salary basis. The actuarial assessments covering expense and contributions are carried out by independent qualified actuaries.

The Compass Pension Scheme was set up from 1 February 2001 to mirror the Granada Pension Scheme and accept the seamless transfer of pension rights for the former Granada Compass plc employees who transferred to Compass Group PLC. All accrued rights in respect of the Granada Pension Scheme of and in respect of the employees and former employees (including pensioners) of, or who are attributed to, the hospitality businesses previously owned by Granada Compass plc were transferred to the Compass Pension Scheme together with an agreed share of all the assets of the Granada Pension Scheme under the terms of a specific agreement. The share of assets was determined on a 'share of fund' basis, whereby the assets transferred were in the same proportion of all the relevant assets of the Granada Pension Scheme as the liabilities transferred to the Compass Pension Scheme bear to the whole of the relevant liabilities of the Granada Pension Scheme. This has been calculated as approximately 30% but is subject to the final agreement between the actuaries of the respective Schemes and to all applicable legal and Inland Revenue requirements being met. An interim transfer was made at the end of October 2001 and a further payment in June 2003. The final transfer of assets adjustment is not finalised. Any balancing amount is expected to be small and positive.

Overseas Schemes

In the USA the main plan is a defined benefit plan. The funding policy, in accordance with government guidelines, is to contribute such variable amounts, on the advice of the actuary, as achieves a 100% funding level on a projected salary basis.

In Denmark, the Netherlands and Ireland the Group operates insured defined benefit pension plans where the Group contributions represent the insurance companies' assessment of the annual cost of the benefits earned in that year. In Switzerland the Group participates in funded defined benefit arrangements.

In other countries Group employees participate primarily in state arrangements to which the Group makes the appropriate contributions.

Regular pension costs – SSAP24.

The pension cost of these plans for the year was £70 million (2003: £60 million) of which £50 million (2003: £39 million) relates to overseas plans.

Of the total cost of £70 million, £48 million (2003: £43 million) relates to defined benefit schemes and £22 million (2003: £17 million) relates to defined contribution schemes.

The pension cost of the Compass Group Final Salary Pension Plan (the Plan) for the year to 30 September 2004 has been assessed in accordance with the advice of professionally qualified consulting actuaries based in the UK on an actuarial valuation at 6 April 2001. This was made using the projected unit credit method. The pension cost of the Compass Pension Scheme (the Scheme) for the year to 30 September 2004 has been similarly assessed based on an actuarial valuation at 31 December 2001. An actuarial valuation for 2004 is in progress but has not yet been completed.

The most significant actuarial assumptions adopted for determining pension costs and contributions were as follows:

(i) Rate of return on investments	6.5% per annum
(ii) Rate of increase in pensionable pay	4.0% per annum
(iii) Rate of increase in pension	3.0% per annum

The asset valuation method used was the market value approach.

The market value of the Plan's assets was £157 million as at 6 April 2001. The results of the valuation on the above basis showed that the value of the assets at 6 April 2001 represented 99% of the value of the accrued benefits after allowing for expected future increases in pensionable pay and pensions. Payments to the Plan in the year total £10 million (2003: £11 million) more than the profit and loss pension cost, consequently, this amount is included within prepayments. The total prepayment is £24 million (2003: £14 million).

The market value of the Scheme's assets as at 31 December 2001 was £447 million. The results of the valuation on the above basis showed that the value of the assets represented 112% of the value of the accrued benefits at 31 December 2001 after allowing for expected future increases in pensionable pay and pensions. Payments to the Scheme total £4 million (2003: £4 million) more than the profit and loss pension cost which has been charged against provisions for liabilities and charges.

22 Pensions – continued

There have been no material changes to the pension arrangements since the valuation and review dates although both the Plan and Scheme are effectively closed to new entrants. The assets are held in separate funds administered by trustees and are independent of the Group's finances.

The assets in the US Group final salary pension plan had a market value of $98 million as at 30 June 2004 representing 71% of the accrued benefits under the scheme, after allowing for expected future increases in pensionable pay and pensions in the course of payment. The actuarial method used to value this scheme is the projected unit credit method.

The most significant assumptions used for the US Group final salary pension plan were:

(i)	Expected rate of return on assets	8.5% per annum
(ii)	Rate of increase in pensionable salaries	4.0% per annum
(iii)	Discount rate	6.2% per annum

The amount charged to the profit and loss account in respect of the US Group was £11 million (2003: £9 million) and the basis of this charge was in accordance with the advice of professionally qualified consulting actuaries based in the US. At the balance sheet date outstanding employer and employee contributions for all schemes amount to £15 million and £1 million respectively.

Unfunded Pension Liabilities
Unfunded pension liabilities have accrued for a total of 43 individuals. The total value of the unfunded liabilities at 30 September 2004 was £21 million (2003: £20 million) which has been provided for in full.

The Group makes employer contributions to the various schemes in existence within the range of 6%-30% of pensionable salaries.

FRS 17 disclosures

On 30 November 2000, the Accounting Standards Board introduced a new standard, FRS 17 "Retirement Benefits", replacing SSAP 24 "Accounting for Pension Costs". Additional disclosures in respect of the Group's defined benefit pension schemes are required under the transitional provisions of FRS 17.

The defined benefit schemes are closed to new entrants. For these schemes the current service cost will increase under the projected unit credit method as the members of the schemes approach retirement.

Disclosures showing the assets and liabilities of the schemes are set out below. These have been calculated on the following assumptions:

	UK schemes			US schemes			Other schemes		
	At 30 September 2004	At 30 September 2003	At 30 September 2002	At 30 September 2004	At 30 September 2003	At 30 September 2002	At 30 September 2004	At 30 September 2003	At 30 September 2002
Rate of increase in salaries	3.2%	3.3%	2.9%	4.0%	4.0%	4.0%	2.8%	3.0%	3.0%
Rate of increase for pensions in payment/deferred pensions	3.0%/2.7%*	3.0%/2.8%*	3.0%	0.4%	0.2%	0.2%	0.8%	0.9%	1.0%
Discount rate	5.6%	5.9%	5.9%	6.0%	6.5%	6.8%	4.9%	5.0%	5.1%
Inflation assumption	2.7%	2.8%	2.4%	2.3%	2.0%	2.0%	1.9%	1.9%	2.0%

*Varies according to the benefit structure.

The assets and liabilities of the major schemes operated by the Group and the effect that adoption of FRS 17 would have had on the Group's profit and loss reserves are shown below:

	UK schemes		US schemes		Other schemes		Total schemes	
30 September 2004	Long-term expected rate of return	£m	Long-term expected rate of return	£m	Long-term expected rate of return	£m	Long-term expected rate of return	£m
Equities	8.0%	399	8.0%	43	6.7%	38	7.9%	480
Bonds	5.0%	272	5.7%	16	3.9%	46	4.9%	334
Other assets	4.8%	1	2.2%	1	3.2%	34	3.2%	36
Market value		672		60		118		850
Liabilities		(952)		(143)		(181)		(1,276)
Deficit		(280)		(83)		(63)		(426)
Deferred tax asset		84		29		22		135
Net FRS 17 liability		(196)		(54)		(41)		(291)

Net FRS 17 liability	(291)
Reverse existing provisions/assets net of deferred tax	184
Reverse existing SSAP 24 prepayment for Group pension schemes	(24)
Net adjustment which would result from the adoption of FRS 17	(131)
Profit and loss reserve as reported	(2,005)
Profit and loss reserve on a FRS 17 basis	(2,136)

22 Pensions – continued

30 September 2003	UK schemes Long-term expected rate of return	UK schemes £m	US schemes Long-term expected rate of return	US schemes £m	Other schemes Long-term expected rate of return	Other schemes £m	Total schemes Long-term expected rate of return	Total schemes £m
Equities	6.5%	405	8.0%	38	7.2%	29	6.7%	472
Bonds	5.0%	198	5.7%	18	3.8%	38	4.9%	254
Other assets	0.0%	3	2.6%	1	2.4%	42	2.2%	46
Market value		606		57		109		772
Liabilities		(828)		(130)		(180)		(1,138)
Deficit		(222)		(73)		(71)		(366)
Deferred tax asset		67		26		26		119
Net FRS 17 liability		(155)		(47)		(45)		(247)

Net FRS 17 liability	(247)
Reverse existing provisions/assets net of deferred tax	182
Reverse existing SSAP 24 prepayment for Group pension schemes	(14)
Net adjustment which would result from the adoption of FRS 17	(79)
Profit and loss reserve as reported	(1,899)
Profit and loss reserve on a FRS 17 basis	(1,978)

30 September 2002	UK schemes Long-term expected rate of return	UK schemes £m	US schemes Long-term expected rate of return	US schemes £m	Other schemes Long-term expected rate of return	Other schemes £m	Total schemes Long-term expected rate of return	Total schemes £m
Equities	6.5%	335	7.8%	38	7.1%	24	6.7%	397
Bonds	5.0%	186	5.3%	18	3.9%	12	5.0%	216
Other assets	0.0%	14	1.8%	2	3.3%	29	2.2%	45
Market value		535		58		65		658
Liabilities		(730)		(131)		(85)		(946)
Deficit		(195)		(73)		(20)		(288)
Deferred tax asset		58		26		7		91
Net FRS 17 liability		(137)		(47)		(13)		(197)

Net FRS 17 liability	(197)
Reverse existing provisions/assets net of deferred tax	150
Reverse existing SSAP 24 prepayment for Group pension schemes	(3)
Net adjustment which would result from the adoption of FRS 17	(50)
Profit and loss reserve as reported	(1,635)
Profit and loss reserve on a FRS 17 basis	(1,685)

22 Pensions – continued

The FRS 17 deficit has increased during the year ended 30 September 2004 as set out below:

	2004 £m	2003 £m
As at 1 October 2003	(366)	(288)
Acquisitions	(4)	(20)
Current service costs	(34)	(36)
Curtailment credit	6	3
Contributions paid	53	46
Past service costs	(6)	(1)
Other financial costs	(19)	(18)
Actuarial losses	(64)	(50)
Exchange rate gains/(losses)	8	(2)
As at 30 September 2004	(426)	(366)

Had the Group adopted FRS 17 early, the following amounts would have been included in the profit and loss account:

	2004 £m	2003 £m
Current service cost	(34)	(36)
Past service cost	(6)	(1)
Curtailment credit	6	3
Total which would have been charged to total operating profit under FRS 17	(34)	(34)
Expected return on scheme assets	45	39
Interest cost/(discount) on scheme liabilities	(64)	(57)
Net amount which would have been included as other financial costs under FRS 17	(19)	(18)
Total which would have been charged to profit before taxation	(53)	(52)

	2004 £m	2004 % of scheme assets/(liabilities)	2003 £m	2003 % of scheme assets/(liabilities)	2002 £m	2002 % of scheme assets/(liabilities)
In addition, the following amounts would have been recognised in the statement of total recognised gains and losses:						
Difference between actual and expected return on scheme assets	30	3.5	47	6.1	(147)	(22.4)
Experience losses on scheme liabilities	(36)	(2.8)	(29)	(2.5)	(47)	(4.9)
Changes in assumptions	(58)	(4.5)	(68)	(6.0)	117	(12.5)
Actuarial losses	(64)	(5.4)	(50)	(4.4)	(77)	(8.1)
Exchange rate gains/(losses)	8		(2)		5	
	(56)		(52)		(72)	

23 Contingent liabilities

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Performance bonds and guarantees of indemnities and overdrafts of subsidiary and associated undertakings	188	170	246	113

24 Capital commitments

	2004 £m	2003 £m
Group		
Contracted for but not provided for	26	21

25 Operating lease and concessions commitments

The Group was committed to making the following payments during the next year in respect of operating leases and concessions agreements:

	2004			2003		
	Operating leases			Operating leases		
	Land and buildings £m	Other assets £m	Other occupancy rentals £m	Land and buildings £m	Other assets £m	Other occupancy rentals £m
Commitments which expire:						
Within one year	**18**	**20**	**15**	12	22	19
Between two and five years	**36**	**20**	**44**	31	22	52
In more than five years	**34**	**3**	**33**	25	4	35
	88	**43**	**92**	68	48	106

26 Post balance sheet event

On 4 November 2004, the Group agreed to acquire in December 2004 for £41 million 30% of the share capital in Onama S.p.A., the Group's Italian catering business. This will bring the Group's shareholding in Onama S.p.A. to 90%.

27 Five year summary

	2000 £m	2001 £m	2002 £m	2003 £m	2004 £m
Excluding exceptional items and goodwill amortisation					
Turnover	5,770	8,716	10,617	11,286	**11,772**
Total operating profit	356	676	805	797	**775**
Profit on ordinary activities before taxation	278	583	654	661	**645**
Profit on ordinary activities after taxation	209	456	479	492	**493**

	2000 pence	2001 pence	2002 pence	2003 pence	2004 pence
Basic earnings per ordinary share	13.3	19.8	20.5	20.8	**21.1**

	2000 £m	2001 £m	2002 £m	2003 £m	2004 £m
After exceptional items and goodwill amortisation					
Turnover	5,770	8,716	10,617	11,286	**11,772**
Total operating profit	309	347	533	521	**500**
Profit on ordinary activities before taxation	231	254	382	358	**370**
Profit on ordinary activities after taxation	165	162	244	215	**218**

	2000 pence	2001 pence	2002 pence	2003 pence	2004 pence
Basic earnings per ordinary share	10.4	6.6	10.0	8.3	**8.3**

	2000 pence	2001 pence	2002 pence	2003 pence	2004 pence
Net dividends per share	3.3*	5.7	7.1	8.4	**9.3**

Earnings per share and dividends per share have been restated as if the post-demerger capital structure of Compass Group PLC had existed throughout the five-year period.

* During 2000 Compass Group Holdings PLC (formerly Compass Group PLC) paid an interim dividend of 1.1 pence per share (as restated) and the hospitality businesses declared a £121 million final dividend payable to Granada Compass plc in order for it to meet its dividend obligations. A pro forma final dividend for 2000 of 2.2 pence per share has been included above reflecting Compass Group's policy to have a final dividend representing approximately two thirds of its total annual dividend.

28 Details of principal subsidiary companies

Country of registration or incorporation	Principal activities
England and Wales	
Compass Group, UK & Ireland Ltd.	Holding company for the provision of foodservice in the UK
Compass Contract Services (UK) Ltd.	Trading company for the provision of foodservice in the UK
Moto Hospitality Ltd.	Trading company for the UK motorway service area business
Letheby & Christopher Ltd.	Trading company for the UK sports and events foodservice business
Select Service Partner Ltd.	Trading company for the UK travel, leisure and concessions business
Scolarest Ltd.	Trading company for the provision of foodservices to the UK education market
Selecta UK Ltd.	Trading company for the provision of vending foodservice in the UK
Compass Group Holdings PLC	Holding company and corporate activities
Hospitality Holdings Ltd.*	Intermediate holding company
Continental Europe and the Rest of the World	
Compass Group France SAS, France	Holding company for the provision of foodservice in France
Eurest France SA	Trading company for the provision of foodservice in France
Compass Group Deutschland GmbH, Germany	Holding company for the provision of foodservice in Germany
Eurest Deutschland GmbH, Germany	Trading company for the provision of foodservice in Germany
Compass Group Holdings Spain, S.L.	Holding company for the provision of foodservice in Spain
Eurest S.A., Spain	Trading company for the in-flight foodservice business in Spain
Eurest Colectividades S.A., Spain	Trading company for the provision of foodservice in Spain
Compass Group Nederland Holdings BV	Holding company for the provision of foodservice in the Netherlands
Compass Group Nederland BV	Trading company for the provision of foodservice in the Netherlands
Selecta Group AG, Switzerland	Holding company for the provision of vending foodservice in Continental Europe
Selecta AG, Switzerland	Trading company for the provision of vending foodservice in Switzerland
Selecta SA, France	Trading company for the provision of vending foodservice in France
Rail Gourmet AG, Switzerland	Holding company for the provision of onboard rail foodservice in Continental Europe and the UK
Onama S.p.A., Italy (60%)	Trading company for the provision of foodservice in Italy
Restorama AG, Switzerland	Trading company for the provision of foodservice in Switzerland
Compass Group International BV, the Netherlands	Holding and financing company for the Group's operations in Continental Europe and the rest of the world
Eurest Support Services (Cyprus) International Ltd, Cyprus	Trading company for the provision of integrated support services to the defence, offshore and remote site sectors
Compass Group Holdings Japan K.K. (80%)	Holding company for the provision of foodservice in Japan
Seiyo Food Systems Inc., Japan (79.4%)	Trading company for the provision of foodservice in Japan
USA	
Compass Holdings, Inc.	Holding company for the provision of foodservice in the USA
Compass Group USA, Inc.	Trading company for the provision of foodservice in the USA
Morrison Management Specialists, Inc.	Trading company for the provision of foodservice to the USA healthcare market
Crothall Services Group	Trading company for the provision of facilities management services to the USA healthcare market
Flik International Corp.	Trading company for the provision of executive fine dining facilities in the USA
The Patina Group LLC	Trading company for the provision of executive fine dining facilities in the USA
Bon Appétit Management Co.	Trading company for the provision of foodservice in the USA
Restaurant Associates Corp.	Trading company for the provision of executive fine dining facilities in the USA

All companies listed above are wholly owned by the Group, except where otherwise indicated.

* Held directly by the parent company.

Particulars of certain subsidiary companies, none of which is material to the financial statements, are omitted and a complete list will be attached to the forthcoming annual return. All interests are in the ordinary share capital.

All companies operate principally in their country of incorporation, except for Eurest Support Services (Cyprus) International Ltd. which operates worldwide.

US Dollar and Euro Consolidated Profit and Loss Account under UK Accounting Principles

for the year ended 30 September 2004

Compass Group PLC	Before goodwill amortisation $m	Goodwill amortisation $m	Total 2004 $m	2003 $m	Before goodwill amortisation €m	Goodwill amortisation €m	Total 2004 €m	2003 €m
Turnover								
Continuing operations	21,056	–	21,056	19,776	16,984	–	16,984	15,952
Acquisitions	252	–	252	507	203	–	203	409
	21,308	–	21,308	20,283	17,187	–	17,187	16,361
Discontinued activities	–	–	–	145	–	–	–	117
Total turnover	21,308	–	21,308	20,428	17,187	–	17,187	16,478
Operating costs	(19,912)	(498)	(20,410)	(19,513)	(16,062)	(402)	(16,464)	(15,739)
Operating profit								
Continuing operations	1,394	(498)	896	885	1,124	(402)	722	714
Acquisitions	2	–	2	1	1	–	1	2
	1,396	(498)	898	886	1,125	(402)	723	716
Discontinued activities	–	–	–	29	–	–	–	23
	1,396	(498)	898	915	1,125	(402)	723	739
Share of profits of associated undertakings								
Continuing operations	4	–	4	27	3	–	3	22
Discontinued activities	4	–	4	–	3	–	3	–
Total operating profit: Group and share of associated undertakings	1,404	(498)	906	942	1,131	(402)	729	761
Loss on disposal of businesses	–	–	–	(49)	–	–	–	(39)
Interest receivable and similar income	9	–	9	29	7	–	7	23
Interest payable and similar charges	(244)	–	(244)	(275)	(197)	–	(197)	(222)
Net interest	(235)	–	(235)	(246)	(190)	–	(190)	(199)
Profit on ordinary activities before taxation	1,169	(498)	671	647	941	(402)	539	523
Tax on profit on ordinary activities	(275)	–	(275)	(259)	(222)	–	(222)	(209)
Profit on ordinary activities after taxation	894	(498)	396	388	719	(402)	317	314
Equity minority interests	(69)	–	(69)	(56)	(55)	–	(55)	(45)
Profit for the financial year	825	(498)	327	332	664	(402)	262	269
Equity dividends	(362)	–	(362)	(331)	(292)	–	(292)	(267)
Profit/(loss) for the year retained	463	(498)	(35)	1	372	(402)	(30)	2

The exchange rates used to translate the above figures are those ruling at the 2004 balance sheet date (£1 = $1.81 = €1.46).

US Dollar and Euro Consolidated Balance Sheet under UK Accounting Principles

as at 30 September 2004

Compass Group PLC	2004 $m	2003 $m	2004 €m	200 €m
Fixed assets				
Intangible assets	**7,645**	8,029	**6,167**	6,47
Tangible assets	**3,267**	3,139	**2,635**	2,53
Investments	**54**	132	**44**	10
	10,966	11,300	**8,846**	9,11
Current assets				
Stocks	**505**	414	**407**	33
Debtors: amounts falling due within one year	**2,838**	2,769	**2,289**	2,23
amounts falling due after more than one year	**519**	559	**419**	45
Cash at bank and in hand	**481**	548	**388**	44
	4,343	4,290	**3,503**	3,46
Creditors: amounts falling due within one year	**(5,198)**	(5,598)	**(4,193)**	(4,51
Net current liabilities	**(855)**	(1,308)	**(690)**	(1,05
Total assets less current liabilities	**10,111**	9,992	**8,156**	8,06
Creditors: amounts falling due after more than one year	**(4,824)**	(4,447)	**(3,891)**	(3,58
Provisions for liabilities and charges	**(697)**	(776)	**(562)**	(62
Equity minority interests	**(98)**	(101)	**(79)**	(8
Net assets	**4,492**	4,668	**3,624**	3,76
Capital and reserves				
Called up share capital	**391**	393	**315**	31
Share premium account	**168**	152	**136**	12
Capital redemption reserve	**16**	13	**13**	1
Merger reserve	**7,548**	7,548	**6,088**	6,08
Profit and loss account	**(3,629)**	(3,438)	**(2,927)**	(2,77
Less: own shares	**(2)**	–	**(1)**	-
Total equity shareholders' funds	**4,492**	4,668	**3,624**	3,76

The exchange rates used to translate the above figures are those ruling at the 2004 balance sheet date (£1 = $1.81 = €1.46).

Notice of Annual General Meeting

This document is important and requires your immediate attention.
If you are in any doubt as to the action you should take, you should consult immediately your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in the Company, please send this document and the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Notice is hereby given that the fourth Annual General Meeting of Compass Group PLC will be held in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Monday 14 February 2005 at 11.00am in order to transact the following business:

Routine business —
Resolution 1 To receive and adopt the financial statements of the Company for the financial year ended 30 September 2004 and the reports of the directors and auditors thereon.

Resolution 2 To approve the Remuneration Committee's Report for the financial year ended 30 September 2004.

Resolution 3 To declare a final dividend on the Company's ordinary shares for the financial year ended 30 September 2004.

Resolution 4 To elect Steve Lucas as a director (see note (v) on page 98).

Resolution 5 To elect Andrew Martin as a director.

Resolution 6 To re-elect Peter Cawdron as a director (see note (vi) on page 98).

Resolution 7 To re-elect Alain Dupuis as a director.

Resolution 8 To re-elect Val Gooding as a director (see note (vii) on page 98).

Resolution 9 To re-appoint Deloitte & Touche LLP as auditors.

Resolution 10 To authorise the directors to determine the auditors' remuneration.

Special business — *An explanation of the special business is given in the* Directors' Report on pages 49 to 52.

To consider and if thought fit pass the following Resolutions of which Resolutions 11, 12, and 13 will be proposed as Ordinary Resolutions and Resolutions 14, 15 and 16 will be proposed as Special Resolutions:

Resolution 11 "That the rules of the Compass Group PLC Share Bonus Matching Plan (the "Matching Plan"), the draft rules of which are produced to this meeting and signed by the Chairman for the purposes of identification, be approved and that the directors be authorised to take all actions which they consider necessary or expedient in connection with the implementation of the Matching Plan."

Resolution 12 "That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be and is hereby authorised to;
(i) make donations to EU political organisations and
(ii) incur EU political expenditure during the period commencing on the date of this Resolution and ending on the date of the Company's next Annual General Meeting provided that any such donations and expenditure made by the Company together with those made by any subsidiary company while it is a subsidiary of the Company shall not exceed in aggregate £125,000 during that period. For the purposes of this Resolution, the terms "donations", "EU political organisations" and "EU political expenditure" shall have the meanings given to them in section 347A of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000)."

Resolution 13 "That, pursuant to section 121(2)(e) of the Companies Act 1985 and article 41(d) of the Company's articles of association, each authorised but unissued non-voting redeemable preference share of £1 in the capital of the Company be cancelled so as to reduce the authorised share capital from £300,050,998 to £300,001,000 divided into 3,000,010,000 ordinary shares of 10 pence each."

Resolution 14 "That the regulations in the form of the print produced to the meeting and signed by the Chairman for the purposes of identification, be adopted as the new articles of association of the Company to replace in their entirety the existing articles of association of the Company with effect from the end of the meeting (or any adjournment of it)."

Resolution 15 "That the directors be and are hereby generally empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94(2) and section 94(3A) of that Act) for cash pursuant to the authority conferred by the Ordinary Resolution passed as Resolution 7 at the Annual General Meeting of the Company held on 15 February 2002 as if section 89(1) of that Act did not apply to any such allotment. This power: (a) shall expire at the conclusion of the next Annual General Meeting of the Company or 13 May 2006 if earlier, save that the Company may make an offer or agreement before the expiry of this power which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and
(b) shall be limited to:
(i) the allotment of equity securities in connection with an issue to holders of ordinary shares of 10 pence each in the capital of the Company in proportion (as nearly as may be) to their existing holdings of such ordinary shares but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal amount of £10.7 million consisting of 107 million ordinary shares of 10 pence each in the capital of the Company.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Companies Act 1985 as if in the first paragraph of this resolution the words "pursuant to the authority conferred by the Ordinary Resolution passed as Resolution 7 at the Annual General Meeting of the Company held on 15 February 2002" were omitted."

Resolution 16 "That the directors be and are hereby generally and unconditionally authorised, pursuant to Article 45 of the Company's Articles of Association and in accordance with section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

(i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 215,540,302 representing 10% of the Company's issued ordinary share capital as at 30 November 2004;
(ii) the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;
(iii) the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made;
(iv) without prejudice to paragraph (v) below, the authority hereby conferred unless previously varied or revoked, shall expire at the conclusion of the next Annual General Meeting of the Company or 13 August 2006, whichever is the earlier; and
(v) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts."

By Order of the Board

Ronald Morley
Company Secretary
29 December 2004

Registered Office:
Compass House, Guildford Street,
Chertsey, Surrey KT16 9BQ

Please refer to the notes opposite

Notes

(i) A member entitled to attend and vote at the 2005 Annual General Meeting (the "Meeting") may appoint a proxy or proxies to attend and (on a poll) vote on his/her behalf. A proxy need not be a member of the Company.
(ii) A form of proxy for use in relation to the Meeting is enclosed with this report. To be effective the form of proxy must be completed in accordance with the instructions set out therein and lodged at the office of the Registrars of the Company by 11.00am on Saturday 12 February 2005. Return of the form of proxy will not preclude a member from attending the Meeting and voting in person. If you are a user of the CREST system (including CREST Personal Members), you may appoint your proxy or proxies by having an appropriate CREST message transmitted. To appoint a proxy or to give an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent (ID RA10) by 11.00am on Saturday 12 February 2005. Please note, however, that proxy messages can not be sent throug CREST on weekends, bank holidays or after 8.00pm on any other day. For the purpos of this deadline, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. CREST Personal Members or other CREST sponsored members and those CREST members that have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST manual. We ma treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
(iii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Member of the Company as at 6.00pm on 12 February 2005, or in the event that the Meeting is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries on the Registe of Members after 6.00pm on 12 February 2005 or, in the event that the Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting.
(iv) Biographical details of directors standing for election and re-election at the Meeting are set out on page 44.
(v) It is the Board's intention to comply with the 2003 Combined Code on Corporate Governance and in this respect Steve Lucas was appointed as a non-executive director in July 2004 and in accordance with the Articles of Association he is standing for election at the 2005 Annual General Meeting – resolution 4. Steve is a very successful and respected businessman. He is enthusiastic and has demonstrated great commitment to the Company since joining the Board. His financial experience is particularly relevant in view of the intention to appoint him Chairman of the Audit Committee following the retirement of Peter Cawdron from that position at the conclusion of the 2005 Annual General Meeting.
(vi) In accordance with the 2003 Combined Code on Corporate Governance, Peter Cawdron is required, with effect from the Company's Annual General Meeting to be held in 2006, to seek re-election annually. Nevertheless and as noted above, it is the Board's intention to comply with the 2003 Combined Code and thus Peter Cawdron has decided to stand for re-election at the 2005 Annual General Meeting, a year earlier than is required under the 2003 Combined Code – resolution 6. Sir Francis Mackay has no hesitation in confirming that Peter remains fully focused and committed in all respects to his role as Senior Independent Director and Deputy Chairman.
(vii) In accordance with the Articles of Association, Val Gooding is standing for re-election at the 2005 Annual General Meeting – resolution 8. Sir Francis Mackay is delighted to confirm that Val continues to devote the time necessary to remain fully effective and committed to her role as a non-executive director and member of the Audit, Nomination and Remuneration committees.
(viii) Copies of the service contracts of the executive directors, the letters of appointment of the non-executive directors and the Register of Directors' Interests will be available for inspection during normal business hours from the date of dispatch of this notice until the date of the Meeting (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and will also be made available at the Meeting for a period of 15 minutes prior to and during the continuance of the Meeting.
(ix) The Company's current Articles of Association, the proposed draft of the new Articles of Association and the rules of the Share Bonus Matching Plan will be available for inspection during normal business hours (Saturdays, Sundays and public holidays excepted) from the date of dispatch of this notice until the close of the Meeting at the registered office of the Company and at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and will also be made available at the Meeting for a period of 15 minutes prior to and during the continuance of the Meeting.

Shareholder Information

Shareholder analysis	Number of holders	Holders %	Number of shares held millions	Shares held %
Type of holder:				
Individuals	77,587	82.4	133	6.2
Institutional & other investors	16,534	17.6	2,022	93.8
Total	94,121	100.0	2,155	100.0
Size of holding:				
1 – 100	14,773	15.7	1	0.0
101 – 200	13,647	14.5	2	0.1
201 – 500	21,684	23.0	7	0.4
501 – 1,000	16,647	17.7	12	0.6
1,001 – 2,000	13,664	14.5	20	0.9
2,001 – 5,000	8,742	9.3	27	1.3
5,001 – 10,000	2,220	2.4	16	0.7
10,001 – 50,000	1,400	1.5	30	1.4
50,001 – 100,000	320	0.3	24	1.1
100,001 – 500,000	558	0.6	131	6.1
500,001 – 1,000,000	185	0.2	134	6.2
1,000,001 – 5,000,000	194	0.2	412	19.1
5,000,001 – 10,000,000	48	0.1	339	15.7
10,000,001 and above	39	0.0	1,000	46.4
Total	**94,121**	**100.0**	**2,155**	**100.0**

Registrars and transfer office — All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: 0870 162 3100 and from overseas: +44 20 8639 2157; email: ssd@capitaregistrars.com.

Shareholders that receive duplicate mailings because they have multiple holdings can write to the Registrars requesting that the holdings be amalgamated. By logging on to www.capitaregistrars.com and selecting Are You a Shareholder? or Visit Shareholder Site, shareholders can access a range of on-line services including registering to receive future corporate documents by email. Access to some areas is by investor code only and shareholders are advised to refer to their share certificates for details.

Share dealing services — Compass Group has arranged share dealing services with the following providers:

Hoare Govett Limited – provides an execution only, "Low Cost Postal Sharedealing Service" which enables UK resident investors to buy or sell small certificated holdings of Compass Group shares in a simple and economic manner. Transactions are executed and settled by Pershing Securities Limited and further details can be obtained from Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA, or by Service Helpline telephone 020 7661 6617.

Capita Registrars – provides a telephone and online share dealing service for UK resident shareholders in Compass Group. To deal, shareholders must provide details of surname, postcode, date of birth and investor code (set out in share certificates). To use the service telephone 0870 458 4577 or visit www.capitadeal.com

Individual Savings Accounts (ISAs) — Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans & Individual Savings Accounts, 5th Floor, City Plaza, 2 Pinfold Street, Sheffield S1 2QZ Client Liaison Department, telephone 0114 252 9166 or fax 0114 252 8039.

Share price information — The current price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

ShareGift — ShareGift is a charity share donation scheme for shareholders administered by the Orr Mackintosh Foundation. It is particularly useful for those shareholders that may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained from Sharegift telephone 020 7337 0501 or from its website at www.sharegift.org

American depositary receipts (ADRs) — Compass Group has an ADR programme. Each ADR is equivalent to one Compass Group ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: within the US toll free 1-888 BNY-ADRs and from overseas +1 610 312 5315, email: shareowner-svcs@bankofny.com and from websites: www.adrbny.com and www.stockbny.com

Unsolicited mail — Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preferences Service ("MPS"), FREEPOST 22 London W1E 7EZ. MPS will then notify the bodies that support its service that you do not wish to receive unsolicited mail.

Registered office — Compass Group PLC, Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ, United Kingdom, telephone +44 (0)1932 573 000, fax +44 (0)1932 569 956

Corporate website — Information about Compass Group is also available at www.compass-group.com

Financial calendar —
Annual General Meeting — 14 February 2005
Half year results announcement — May
Full year results announcement — late November/early December
Dividend payments:
Interim — August
Final — March

Corporate Offices

Corporate Office
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956
www.compass-group.com

Compass Group PLC
(CE & ROW)
89/91, rue du Faubourg St. Honoré
75008 Paris
France
Tel +33 (0)1 5527 2300
Fax +33 (0)1 5527 2399

United Kingdom Headquarters
Compass Group, UK & Ireland
Rivermead
Oxford Road
Denham
Uxbridge
UB9 4BF
United Kingdom
Tel +44 (0)1895 554 554
Fax +44 (0)1895 554 555

North America Headquarters
Compass Group, North America
2400 Yorkmont Road
Charlotte
NC 28217
USA
Tel +1 704 329 4000
Fax +1 704 329 4160

Compass Group staff portraits

Cover	Henok — Kitchen Assistant
Page 03	Karl — Sous Chef
Page 07	Chidinma — Supervisor
	Jane — Head Chef
	Neil — Barista/Senior Duty Manager
Page 15	Kazeem — Chef
Page 22	Hasina — Production Assistant
	Philip — Executive Head Chef
Page 30	John — Sous Chef
Page 35	Harry — Industrial Cleaner
Page 37	Sindy — Technical Liaison Manager

Designed and produced by Cartlidge Levene, www.cartlidgelevene.co.uk
Printed in England by CTD Printers Limited

It is our policy to produce the document constituting our annual and interim reports with a minimum impact on the environment. To this end the paper used is 100% chlorine free woodpulp from sustainable forests, using thinnings and waste from the timber industry and is totally recyclable and biodegradable. Our printers are fully accredited to the ISO 14001 environmental management system. They utilise soya based inks and operate a direct computer to plate repro system, eliminating the need for film with its chemicals such as developer and acid fixers.

Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com








amigo


Upper Crust

